As Filed with the Securities and Exchange Commission on October 25, 2000

                                                      Registration No. 333-40304
                                                                       811-8260

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         PRE -EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM N-4

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS

                        CUNA Mutual Life Variable Account
                              (Exact name of trust)


                       CUNA Mutual Life Insurance Company
                               (Name of depositor)

                                2000 Heritage Way
                               Waverly, Iowa 50677
          (Complete address of depositor's principal executive offices)

                             Kevin S. Thompson, Esq.
                       CUNA Mutual Life Insurance Company
                             5910 Mineral Point Road
                                Madison, WI 53705
                (Name and complete address of agent for service)

                                    Copy to:
                              David Goldstein, Esq.
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                            Washington, DC 20004-2404

                  Approximate date of proposed public offering:
 As soon as practicable after the effective date of this Registration Statement

Title of Securities Being Offered: Interest in the Separate Account issued through Variable Annuity Policies.

         The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS                                                      October 25, 2000

================================================================================

                           MEMBERS Variable Annuity II

              A Flexible Premium Deferred Variable Annuity Contract

                                    Issued by

                       CUNA Mutual Life Insurance Company

================================================================================

Inside this Prospectus, you will find basic information about the Contract and the Variable Account that you should know before investing. Please read it carefully and keep it for future reference. The Company may sell the Contract to individuals, or to or in connection with retirement plans, including plans that qualify for special federal tax treatment under the Internal Revenue Code of 1986, as amended.

The investment performance of the mutual fund portfolios underlying the Subaccounts you select will affect the Contract Value to the Payout Date, except for amounts you invest in the Fixed Account and will affect the size of variable Income Payments after the Payout Date. You bear the entire investment risk on any amounts you allocate to the Variable Account.

The following mutual funds are available through the Subaccounts of the CUNA Mutual Life Variable Annuity Account:

Ultra Series Fund
o        Money Market Fund
o        Bond Fund
o        Balanced Fund
o        Growth and Income Stock Fund
o        Capital Appreciation Stock Fund
o        Mid-Cap Stock Fund
o        Emerging Growth Fund
o        High Income Fund
o        International Stock Fund
o        Global Securities Fund

This Prospectus must be accompanied by a current prospectus for the Ultra Series Fund.

Purchase payments not allocated to the Subaccounts may be allocated to the Fixed Account Option.



The Statement of Additional Information ("SAI") contains additional information about the Contract and the Variable Account. You will find its table of contents on the last page of this Prospectus. The SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated by reference. You may obtain a copy of the SAI dated October 25, 2000 free of charge by contacting the Company. Additionally, the SEC maintains a website at http://www.sec.gov that contains the SAI material incorporated by reference and other information.



Investment in a variable annuity contract is subject to risks, including the possible loss of money. Unlike credit union and bank accounts, money invested in the Variable Account is not insured. Money in the Variable Account is not deposited in or guaranteed by any credit union or bank and is not guaranteed by any government agency.

--------------------------------------------------------------------------------
The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

Table of Contents

================================================================================

DEFINITIONS..................................................................1

EXPENSE TABLES...............................................................3

FINANCIAL HIGHLIGHTS.........................................................5

SUMMARY......................................................................5

The Contract.................................................................5
Charges and Deductions.......................................................6
Payout  Provisions...........................................................6
Federal Tax Status...........................................................6

CUNA MUTUAL LIFE INSURANCE COMPANY, THE CUNA MUTUAL LIFE VARIABLE ANNUITY
 ACCOUNT, AND THE UNDERLYING FUNDS...........................................7
CUNA Mutual Life Insurance Company...........................................7
CUNA Mutual Life Variable Annuity
 Account.....................................................................7
The Underlying Funds.........................................................8
Availability of Funds........................................................9
Voting Rights................................................................9
Material Conflicts..........................................................10
Substitution of Securities..................................................10

THE FIXED ACCOUNT OPTION....................................................10
Preservation Plus Program...................................................11
Fixed Contract Value........................................................11
Fixed Periods...............................................................11
Market Value Adjustment.....................................................12

DESCRIPTION OF THE CONTRACT.................................................14
Issuance of a Contract......................................................14
Right to Examine............................................................14
Purchase Payments...........................................................14
Allocation of Purchase Payments.............................................15
Contract Value..............................................................15
Transfer Privileges.........................................................16
Surrenders (Redemption) and Partial Withdrawals.............................17
Contract Loans..............................................................19
Death Benefit Before the Payout Date........................................19
Proportional Adjustment for Partial Withdrawal..............................20

MISCELLANEOUS MATTERS.......................................................21
Payments....................................................................21
Modification................................................................21
Reports to Owners...........................................................22
Inquiries...................................................................22

INCOME PAYMENT OPTIONS......................................................23
Payout Date and Proceeds....................................................23
Election of Income Payment Options..........................................23
Fixed Income Payments.......................................................23
Variable Income Payments....................................................24
Description of Income Payment Options.......................................24
Death Benefit After the Payout Date.........................................25

CHARGES AND DEDUCTIONS......................................................26
Mortality and Expense Risk Charges..........................................26
Fund Expenses...............................................................26
Surrender Charge (Contingent Deferred Sales Charge).........................26
Annual Contract Fee.........................................................26
Transfer Processing Fee.....................................................27
Lost Contract Request.......................................................27
Premium Taxes...............................................................27
Other Taxes.................................................................27

RIDERS AND ENDORSEMENTS.....................................................28
Maximum Anniversary Value Death Benefit.....................................28
5% Annual Guarantee Death Benefit...........................................28
Enhanced Death Benefit Rider Charges........................................28
Waiver of Surrender Charge..................................................28
Executive Benefits Plan Endorsement.........................................29

ADVERTISING AND SUBACCOUNT PERFORMANCE SUMMARY..............................30

FEDERAL TAX MATTERS.........................................................32
Introduction................................................................32
Tax Status of the Contract..................................................32
Taxation of Annuities.......................................................33
Transfers or Exchanges of a Contract........................................35
Withholding.................................................................35
Multiple Contracts..........................................................36
Taxation of Qualified Plans.................................................38
Possible Charge for the Company's Taxes.....................................38
Other Tax Consequences......................................................38

LEGAL PROCEEDINGS...........................................................39

FINANCIAL STATEMENTS........................................................39

Definitions

================================================================================

Accumulation Unit

A unit of measure used to calculate Variable Contract Value.

Annuitant

The person or persons named in the application and on whose life the first income payment is to be made. The maximum number of joint Annuitants is two and provisions referring to the death of an Annuitant mean the death of the last surviving Annuitant . Only spouses may be joint Annuitants.

Beneficiary

The person to whom the proceeds payable on the death of an Annuitant will be paid.

Code

The Internal Revenue Code of 1986, as amended.

Contract Anniversary

The same date in each contract year as the Contract Issue Date.

Contract Issue Date

The date on which the Company issues the Contract and upon which the Contract becomes effective. This date is shown on the data page of the Contract and is also used to determine Contract Years and Contract Anniversaries.

Contract Value

The total amount invested under the Contract. It is the sum of the Variable Contract Value, the Fixed Contract Value and the Loan Account Value.

Contract Year

A twelve-month period beginning on the Contract Issue Date or on a Contract Anniversary.

Due Proof of Death

Proof of death satisfactory to the Company. Such proof may consist of the following if acceptable to the Company: (a) a certified copy of the death record; (b) a certified copy of a court decree reciting a finding of death; (c) any other proof satisfactory to the Company.

Fixed Account Option

An allocation option under the Contract funded by our General Account. It is not part of or dependent upon the investment performance of the Variable Account.

Fixed Amount

Any portion of Fixed Contract Value allocated to a particular Fixed Period with a particular expiration date (including interest thereon) less any withdrawals or transfers.

Fixed Contact Value

The value of the Contract Value in the Fixed Account Option.

Fixed Period

A choice under the Fixed Account of a specific number of years for which the Company agrees to credit a particular effective annual interest rate.

Fund

An investment portfolio of Ultra Series Fund or any other open-end management investment company or unit investment trust in which a Subaccount invests.

General Account

The assets of the Company other than those allocated to the Variable Account or any other separate account of the Company.

Home Office

The Company's principal office at 2000 Heritage Way, Waverly, Iowa 50677.

Income Payment

One of several periodic payments made by the Company to the Payee under an Income Payment Option.

Income Payment Option

The form of Income Payments selected by the Owner under the Contract.

Loan Account

For any Contract, a portion of the Company's General Account to which Variable Contract Value or Fixed Contract Value is transferred to provide collateral for any loan taken under the Contract.

Loan Amount

The sum of your loan principal plus any accrued loan interest.

Net Purchase Payment

A purchase payment less any deduction for premium expense charges.

Owner

The person(s) ("you") who own(s) the Contract and who is (are) entitled to exercise all rights and privileges provided in the Contract.

Payee

The person receiving income payments during the Payout Period. The Annuitant is the Payee unless the Owner specifies otherwise.

Payout Date

The date on which Payout Proceeds are applied to an Income Payment Option.

Payout Proceeds

The Contract Value less any Loan Amount, less any premium expense charge, less a pro-rated portion of the annual Contract fee, plus or minus any applicable market value adjustment, less any applicable rider charges and any applicable surrender charges as of the Payout Date. This is the amount applied to Income Payments under one of the Income Payment Options.

Premium Expense Charge

An amount we may deduct from your purchase payments to cover taxes we are charged by your state of residence.

Qualified Contract

A contract that is issued in connection with retirement plans that qualify for special federal income tax treatment under Section(s) 401, 403(b), 408, 408A or 457 of the Code.

Subaccount

A subdivision of the Variable Account, the assets of which are invested in a corresponding Fund.

Subaccount Value

Before the Payout Date, that part of any Net Purchase Payment allocated to the Subaccount plus any Contract Value transferred to that Subaccount, adjusted by interest income, dividends, net capital gains or losses (realized or unrealized), and decreased by withdrawals (including any applicable surrender charges, administrative fee, any charge for riders or Premium Expense Charge) and any Contract value transferred out of that Subaccount.

Surrender Value

The  Contract  Value  less  any  applicable  surrender  charges,   market  value
adjustment, Premium Expense Charges, annual contract fee, any charge for riders and Loan Amount.

Valuation Day

For each Subaccount, each day that the New York Stock Exchange is open for business except days that the Subaccount's corresponding Fund does not value its shares.

Valuation Period

The period beginning at the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the next succeeding Valuation Day.

Variable Account

CUNA Mutual Life Variable Annuity Account.

Variable Contract Value
The sum of the Subaccount Values.

Written Request

A Written Request or request in a form satisfactory to the Company which is signed by the Owner and received at the Home Office. A Written Request includes a telephone or fax request made pursuant to the terms of an executed telephone or fax authorization, with original signature, on file at the Home Office.

Expense Tables

================================================================================

The following expense information assumes that the entire Contract Value is Variable Contract Value.



Owner Transaction Expenses
     Sales Charge Imposed on
      Purchase Payments.................................None
     Maximum Surrender Charge (contingent
     deferred sales charge) as a percentage
     of purchase payments...............................7%
     Transfer Processing Fee............................$10*
Maximum Annual Contract Fee.............................$30**


Annual Rider Charges
(as a percentage of monthly average Contract Value)
Maximum Anniversary Value Death Benefit Rider...........0.15%
5% Annual Guarantee Death Benefit Rider.................0.15%

Variable Account Annual Expenses
     (as a percentage of net assets)
     Mortality and Expense Risk Charge..................1.15%
     Total Variable Account Expenses....................1.15%


                              Annual Fund Expenses
                      (as percentage of average net assets)


                                                    Other         Total Annual
Portfolio Name                   Management Fees    Expenses      Fund Expenses
--------------                   ---------------    ---------     -------------
Money Market Fund                  0.45%              0.01%           0.46%
Bond Fund                          0.55%              0.01%           0.56%
Balanced Fund                      0.70%              0.01%           0.71%
Growth and Income Stock Fund       0.60%              0.01%           0.61%
Capital Appreciation Stock Fund    0.80%              0.01%           0.81%
Mid-Cap Stock Fund                 1.00%              0.01%           1.01%
Emerging Growth Fund               0.85%              0.01%           0.86%
High Income Fund                   0.75%              0.01%           0.76%
International Stock Fund           1.20%              0.01%           1.21%
Global Securities Fund             0.95%              0.01%           0.96%



*Currently, no fee is charged for transfers. However, the Company reserves the right to charge a $10 transfer fee on each transfer after the first 12 transfers in any Contract Year.


**The Company does not deduct the annual Contract fee if the Contract Value is $25,000 or more.


The tables are intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. The tables reflect the expenses for the Variable Account and for each of the underlying Funds available as investment options for the fiscal year ended December 31, 1999. Expenses of the Funds are not fixed or specified under the terms of the Contract, and actual expenses may vary. Premium taxes may be applicable, depending on the laws of the various jurisdictions.


An Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:


If the Contract is surrendered (or annuitized under If the Contract is not surrendered or is annuitized (for income payout option 1) at the end of the applicable income payout options 2 and 4) at the end of the time period:
applicable time period:

--------------------------- -------- -------- -------- --------     ------------------------ -------- -------- -------- --------
Subaccount                     1        3       5        10           Subaccount                 1       3        5       10
                             Year     Years    Years    Years                                   Year    Years   Years    Years
--------------------------- -------- -------- -------- --------     ------------------------ -------- -------- -------- --------
Money Market                  $83     $107     $133     $230        Money Market               $20      $62     $106     $230
--------------------------- -------- -------- -------- --------     ------------------------ -------- -------- -------- --------
Bond                          $84     $110     $138     $240        Bond                       $21      $65     $111     $240
--------------------------- -------- -------- -------- --------     ------------------------ -------- -------- -------- --------
Balanced                      $86     $114     $146     $255        Balanced                   $23      $69     $119     $255
--------------------------- -------- -------- -------- --------     ------------------------ -------- -------- -------- --------
High Income                   $86     $116     $149     $261        High Income                $23      $71     $122     $261
--------------------------- -------- -------- -------- --------     ------------------------ -------- -------- -------- --------
Growth and Income             $85     $111     $141     $245        Growth and Income          $22      $66     $114     $245
--------------------------- -------- -------- -------- --------     ------------------------ -------- -------- -------- --------
Capital Appreciation          $87     $117     $151     $266        Capital Appreciation       $24      $72     $124     $266
--------------------------- -------- -------- -------- --------     ------------------------ -------- -------- -------- --------
Mid-Cap Stock                 $89     $123     $161     $286        Mid-Cap Stock              $26      $78     $134     $286
--------------------------- -------- -------- -------- --------     ------------------------ -------- -------- -------- --------
Emerging Growth               $87     $119     $154     $271        Emerging Growth            $24      $74     $127     $271
--------------------------- -------- -------- -------- --------     ------------------------ -------- -------- -------- --------
International Stock           $91     $129     $171     $305        International Stock        $28      $84     $144     $305
--------------------------- -------- -------- -------- --------     ------------------------ -------- -------- -------- --------
Global Securities             $88     $122     $159     $281        Global Securities          $25      $77     $132     $281
--------------------------- -------- -------- -------- --------     ------------------------ -------- -------- -------- --------

The examples provided above assume that no transfer charges, Premium Expense Charges, or market value adjustment have been assessed. The examples also assume that the annual Contract fee is $30, that the average Contract Value is $50,000, (which translates the Contract fee into an assumed 0.0006% charge for the purposes of the examples based on a $1,000 investment) and that all optional riders and endorsements are selected.


The examples should not be considered a representation of past or future expenses. The assumed 5% annual rate of return is hypothetical and should not be considered a representation of past or future annual returns, which may be greater or less than this assumed rate. Also, actual expenses may be greater or less than those shown.

Financial Highlights

================================================================================

Although the Separate Account and many of the Funds have been in existence for some time, the Subaccounts for this contract are new and do not have any history. Accordingly, there is no Subaccount information to report at this time. In future years, the prospectus will contain financial information for each class of Accumulation Units. The value of an Accumulation Unit is determined on the basis of changes in the per share value of the underlying mutual funds and the assessment of various charges.

Summary

================================================================================

The following section summarizes certain provisions that we describe in more detail later in the prospectus.

                                  The Contract

Issuance of a Contract. The Company issues Contracts to individuals or to employers or other groups in connection with retirement plans.

Right to Examine Period. You have the right to return the Contract within 10 days after you receive it and the Company will return the Contract Value or the amount required by law. State or federal law may require additional return privileges. If you return the Contract, it will become void.

Purchase Payments. Generally, you must make payments totaling $5,000 within the first 12 months of the Contract. Certain Qualified Contracts, Section 1035 contracts, and Contracts sold to employees have lower minimum purchase amounts. Unless you pay the minimum purchase amount in full at the time of application, an automatic purchase payment plan must be established resulting in the minimum purchase amount being paid before the end of the first 12 months after the Contract Issue Date.

Allocation of Purchase Payments. You may allocate purchase payments to one or more of the Subaccounts of the Variable Account and/or to the Fixed Account Option. Each Subaccount invests solely in a corresponding underlying Fund. The investment performance of the Fund(s) will affect the Subaccount in which you invest your money and your Contract Value.

Transfers. On or before the Payout Date, you may transfer all or part of the Contract Value between Subaccount(s) or a Fixed Period, subject to certain restrictions.

No fee is charged for transfers, but the Company reserves the right to charge $10 for each transfer over 12 during a Contract Year.

Partial Withdrawal. You may withdraw part of your Contract's Surrender Value by Written Request to the Company on or before the Payout Date, subject to certain Limitations.

Surrender. You may surrender the Contract and receive its Surrender Value, by Written Request to the Company.


                             Charges and Deductions

The Contract contains the following charges and deductions:

Surrender Charge (Contingent Deferred Sales Charge). There are no sales charges deducted at the time purchase payments are made. However, a surrender charge is deducted when you surrender or partially withdraw purchase payment(s) within seven years of their being paid.

The surrender charge is 7% of the amount of the payment withdrawn or surrendered within one year of having been paid. The surrender charge decreases by 1% for each full year that has passed since the payment was made.

Annual Contract Fee. The Contract has an annual Contract fee of $30. (This fee is waived if the Contract Value is $25,000 or more.)


Mortality and Expense Risk Charge. The Company deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. The Company may use any profits from this charge to finance other expenses, including expenses incurred in the administration of the Contracts and distribution expenses related to the Contracts. The charges are deducted from the Variable Account at a rate of 0.003151% per day which is an annual rate of 1.15%.


Premium Expense Charges. The Company deducts a charge for any state or local premium taxes applicable to a Contract. The Company reserves the right to deduct premium taxes at the time it pays such taxes. State premium taxes currently range from 0% to 3.5%.

Rider Charges. The Company deducts a charge on each Contract Anniversary for each of two optional death benefit riders. This charge is at an annual rate of 0.15% of the average monthly Contract Value for the prior Contract Year.

                                Payout Provisions

You select the Payout Date, subject to certain limitations.

On the Payout Date, the Payout Proceeds will be applied to an Income Payment option, unless you choose to receive the Surrender Value in a lump sum.

                               Federal Tax Status

Generally, any distribution from your Contract may result in taxable income. In certain circumstances, a 10% penalty tax may apply. For a further discussion of the federal income status of variable annuity contracts, see Federal Tax Matters.

CUNA Mutual Life Insurance Company - The CUNA Mutual Life Variable Annuity Account, and the Funds
================================================================================

                       CUNA Mutual Life Insurance Company

CUNA Mutual Life Insurance Company is a mutual life insurance company originally organized under the laws of Iowa in 1879 and incorporated on June 21, 1882. The Home Office of the Company is located at 2000 Heritage Way, Waverly, Iowa 50677-9202. The telephone number is 1-800-798-5500.

As of December 31, 1999, the Company had more than $4 billion in assets and more than $12 billion of life insurance in force. Effective June 1999, and through the date of this Prospectus, A.M. Best rated the Company A (Excellent). Effective March 1999, and through the date of this Prospectus, Duff & Phelps rated the Company AA. These are the most recent ratings available as of the date of this Prospectus. Periodically, the rating agencies review the ratings of the Company. To obtain the most current ratings, contact the Company at the address or telephone number shown above.

                    CUNA Mutual Life Variable Annuity Account

The Variable Account was established by the Company as a separate account on December 14, 1993. The Variable Account invests in the Funds described below. The Variable Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Variable Account or of the Company by the SEC. The Variable Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.

The Variable Account is divided into Subaccounts. In the future, the number of Subaccounts may change. Each Subaccount invests exclusively in shares of a single corresponding Fund. The income, gains and losses, are credited to or charged against that

Subaccount reflect only the Subaccount's investment experience and not the investment experience of the Company's other assets.

Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Variable Account that exceed the Company's liabilities arising under the Contracts may be transferred by the Company to the General Account and used to pay its liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

The Contracts are distributed by the principal underwriter, CUNA Brokerage Services, Inc., 2000 Heritage Way, Waverly, Iowa 50677. CUNA Brokerage is an indirect wholly-owned subsidiary of CUNA Mutual, and is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

                              The Underlying Funds

The Subaccounts invest in the Ultra Series Fund. The Ultra Series Fund a management investment company of the series type with one or more Funds. Each is an open-end, management investment company.

The investment objectives and policies of each Fund are summarized below. There is no assurance that any Fund will achieve its stated objectives. More detailed information, including a description of risks and expenses, may be found in the Fund's prospectuses which must accompany or precede this Prospectus. The prospectuses should be read carefully and retained for future reference.

The Ultra Series Fund

Currently, the Ultra Series Fund offers Funds as investment options under the Contracts.

Money Market Fund. This Fund seeks high current income from money market instruments consistent with preservation of capital and liquidity. An investment in the Money Market Fund is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the Money Market Fund will be able to maintain a stable net asset value of $1.00 per share.

Bond Fund. This Fund seeks a high level of current income, consistent with the prudent limitation of investment risk, through investment in a diversified portfolio of fixed-income securities with maturities of up to 30 years. It principally invests in securities of intermediate term maturities.

Balanced Fund. This Fund seeks a high total return through the combination of income and capital growth. It pursues this objective by investing in the types of common stocks owned by the Capital Appreciation Stock Fund and the Growth and Income Stock Fund, the type of bonds owned by the Bond Fund, and the type of money market instruments owned by the Money Market Fund.

Growth and Income Stock Fund. This Fund seeks long-term growth of capital with income as a secondary consideration. It pursues this objective by investing in common stocks of companies with financial and market strengths and long-term records of performance.

Capital Appreciation Stock Fund. This Fund seeks a high level of long-term growth of capital. It pursues this objective by investing in common stocks, including those of smaller companies and of companies undergoing significant change.

Mid-Cap Stock Fund. This Fund seeks long-term capital appreciation by investing in mid-size and small companies. It pursues this objective by purchasing the common stock of generally smaller, less-developed issuers with valuations, fundamentals and/or prospects that are attractive to the investment adviser.

Emerging Growth Fund. This Fund seeks long-term growth of capital through investments primarily in common stock of emerging growth companies.

High Income Fund. This Fund seeks high current income by investing primarily in a diversified portfolio of lower-rated, higher-yielding income bearing securities. The Fund also seeks capital appreciation, but only when consistent with its primary goal.

International Stock Fund. This Fund seeks long-term growth of capital through investments primarily in common stocks of non-U.S. companies.

Global Securities Fund. This Fund seeks capital appreciation by investing mainly in common stocks of U.S. and foreign companies.



MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc. ("CIMCO")) serves as investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the trustees of the Ultra Series Fund.



The mutual funds described above are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. The investment performance and results of the portfolios available under the policy may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios available under the policy will be comparable to the investment results of any other mutual fund portfolio, even if the other portfolio has the same investment adviser or manager and the same investment objectives and policies, and a very similar name.

                              Availability of Funds

The Variable Account purchases shares of the Ultra Series Fund in accordance with a participation agreement. If the participation agreement terminates, the Variable Account may not be able to purchase additional shares of the Fund(s) covered by the agreement. Likewise, in certain circumstances, it is possible that shares of a Fund may not be available to the Variable Account even if the participation agreement relating to that Fund has not been terminated. In either event, Owners will no longer be able to allocate purchase payments or transfer Contract Value to the Subaccount investing in the Fund.

                                  Voting Rights

Owners with Variable Contract Value are entitled to certain voting rights for the Funds underlying the Subaccounts in which they are invested. The Company will vote Fund shares attributable to Owners at special shareholder meetings based on instructions from such Owners. However, if the law changes and the Company is allowed to vote in its own right, it may elect to do so.

Owners with voting interests in a Fund will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting.

Notification will contain proxy materials and a form with which to give the Company voting instructions. The Company will vote shares for which no instructions are received in the same proportion as those that are received.

Before the Payout Date, the number of shares which an Owner may vote is determined by dividing the Subaccount Value by the net asset value of that Fund. On or after the Payout Date, an Owner's voting interest, if any, is determined by dividing the dollar value of the liability for future variable Income Payments to be paid from the Subaccount by the net asset value of the Fund underlying the Subaccount. The Company will designate a date for this determination not more than 90 days before the shareholder meeting.

                               Material Conflicts

The Funds are offered through other separate accounts of the Company and directly to employee benefit plans affiliated with the Company. The Company does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interest of the Variable Account and one or more of the other separate accounts in which these Funds participate.

Materials conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the Owners and those of Owners of other types of contracts issued by the Company. Material conflicts could also arise between the interests of Owners (or owners of other types of contracts issued by the Company) and the interests of participants in employee benefit plans invested in the Funds. If a material conflict occurs, the Company will take steps to protect Owners and variable annuity Payees, including withdrawal of the Variable Account from participation in the Fund(s) involved in the conflict.

                           Substitution of Securities

The Company may substitute, eliminate, or combine shares of another mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

1)   shares of a current Fund are no longer available for investment; or

2)   further investment in a Fund is inappropriate.

No substitution, elimination, or combination of shares may take place without the prior approval of the SEC and state insurance departments.

THE FIXED ACCOUNT OPTION
================================================================================

The Fixed Account Option is an investment option that is funded by assets of the Company's General Account and pays interest at declared rates. The General Account contains all of the Company's assets other than those in other separate accounts. It is used to support the Company's annuity and insurance obligations and may contain compensation for mortality and expense risks. The General Account is not subject to the same laws as the Variable Account and the SEC has not reviewed material in this prospectus relating to the Fixed Account. However, information relating to the Fixed Account Option is subject to federal securities laws relating to accuracy and completeness of prospectus disclosure.

Purchase payments will be allocated to the Fixed Account by election of the Owner.

The Company intends to credit amounts in the Fixed Account Option with interest at current rates in excess of the minimum fixed rate but is not obligated to do so. The Company has no specific formula for determining current interest rates. Fixed Contract Value will not share in the investment performance of the Company's General Account. Any interest credited on Fixed Amounts in excess of the minimum guaranteed effective rate of 3% per year will be determined in the sole discretion of the Company. The Owner therefore assumes the risk that interest credited may not exceed the minimum fixed rate.

Preservation Plus Program

An Owner may elect to allocate the initial Net Purchase Payment between the Fixed Account Option and the Variable Account so that at the end of the Fixed Period the portion of the initial Net Purchase Payment allocated to the Fixed Account Option will equal the initial Net Purchase Payment. This would permit the Owner to allocate the remaining portion of the initial Net Purchase Payment to one or more Subaccounts and still be certain of having a Contract Value at the end of the Fixed Period at least equal to the initial Net Purchase Payment. Upon request, the Company will calculate the portion of any Net Purchase Payment that must be allocated to a particular Fixed Period to achieve this result.

Fixed Contract Value

The Fixed Contract value reflects:

o Net Purchase Payments allocated to and Contract Value transferred to Fixed Periods,
o    interest credited to Contract Value in Fixed Periods,
o    transfers of Contract Value out of Fixed Periods,
o    surrenders and partial withdrawals from Fixed Periods, and
o    charges assessed in connection with the Contract.

Fixed Amounts are withdrawn or surrendered on a first-in-first-out basis. The Fixed Account value is the sum of Fixed Amounts under the Contract. The Fixed Account value is guaranteed to accumulate at a minimum effective annual interest rate of 3%.

The Fixed Account Option varies according to the state in which the Contract is issued. The Company offers fixed periods varying in duration from one year to 10 years and the Company may impose a market value adjustment on amounts withdrawn prior to the expiration of a fixed period, if allowed by state law. Not all fixed periods are available in all states and some states may not allow a fixed account option. Contact the Company for information on the availability of the Fixed Account Option and fixed periods in your state.

An Owner may allocate some or all of the Net Purchase Payments and transfer some or all of the Contract Value to the Fixed Account Option for selected periods of time from one to ten years. The Company also intends to offer a special one year Fixed Period that requires minimum monthly transfers to other Subaccounts throughout the Fixed Period (the "DCA One Year Fixed Period"). Purchase Payments may be allocated to this DCA One Year Fixed Period, but transfers in are not allowed. Purchase Payment allocations to certain Fixed Periods may be limited to three years in some states.

Fixed Periods

From time to time the Company will offer to credit Fixed Account value with interest at specific guaranteed rates for specific periods of time. These periods of time are known as Fixed Periods. The Company may offer one or more Fixed Periods of one to ten years' duration at any time, but will always offer a Fixed Period of one year where allowed by state law. The Company will publish an effective annual interest rate applicable to each Fixed Period being offered at that time. Net Purchase Payments allocated or Contract Value transferred to a Fixed Period are guaranteed to earn that rate of interest for each year of the period (provided that such payments and Contract Value are not withdrawn during the Fixed Period or surrendered). The interest rates available at any time will vary with the number of years in the Fixed Period but will always be equal to or greater than an effective annual rate of 3%.

Fixed Periods begin as of the date Net Purchase Payments or transfers of Contract Value are made to them and end when the number of year(s) in the Fixed Period have elapsed. The last day of the Fixed Period is the expiration date for the Fixed Period. Owners may not select Fixed Periods with expiration dates later than the Contract's current Payout Date. During the 30-day period prior to the expiration of a Fixed Period, the Owner may transfer the Fixed Amount related to that Fixed Period to any new Fixed Period or Subaccount available at that time. Such transfers may be made at any time from the DCA One Year Fixed Period. In addition, monthly transfers from the DCA One Year Fixed Period to the Subaccount(s) you designate are required. If no Subaccount is designated, transfers will be made to the Money Market Subaccount. The minimum transfer amount is the monthly sum required to fully amortize the Fixed Amount as of the expiration date of the DCA Fixed Amount. If, at the expiration of a Fixed Period, less than one year remains until the Payout Date, the Company will credit interest to the Fixed Amount at the guaranteed rate then applicable to a one year Fixed Period. For Fixed Periods other than the DCA One Year Fixed Period, the Company will notify Owners of the available Fixed Periods and Subaccounts 30 days prior to the expiration of a Fixed Period.

If an Owner does not respond to the notice with instructions as to how to reinvest the Fixed Amount, then on the expiration date the Company will invest the Fixed Amount in another Fixed Period of the same duration as the expiring period. If no Fixed Period of equal duration is available at that time, the Company will reinvest the Fixed Amount in the next shortest Fixed Period available. If either of such default Fixed Periods would extend beyond the Payout Date of the Contract, the Company will reinvest the Fixed Amount in the Fixed Period of the longest duration that expires before the Payout Date.

Market Value Adjustment

The Company will impose a market value adjustment on Fixed Amounts withdrawn or surrendered or applied to an Income Payment Option from a Fixed Period of more than 2 years before expiration of the period except when such a withdrawal, surrender or annuitization occurs during the last 30 days of the period. The market value adjustment is calculated by multiplying the amount surrendered, withdrawn or annuitized by the following factor:

                              0.70 x (I - J) x n/12

Where:

     I = the guaranteed interest rate then being offered for a new Fixed Period equal in duration and type to the period from which the Fixed Amount is being withdrawn, surrendered or annuitized. If a Fixed Period of such duration is not being offered, "I" equals the linear interpolation of the guaranteed rates for periods then available. If the Fixed Periods needed to perform the interpolation are not being offered, "I" equals the interest rate being paid on the Treasury Constant Maturity Series published by the Federal Reserve Board for Treasury securities with remaining maturities equal to the duration of the appropriate Fixed Period. If no published rates are available for maturities equal to the duration of the appropriate Fixed Period, linear interpolation of other published rates will be used.

     J = the guaranteed interest rate then being credited to the Fixed Amount being withdrawn, surrendered or annuitized.

     n = the number of complete months remaining until the expiration of the Fixed Period.

At a time when I exceeds J, the market value adjustment will reduce the portion of any Fixed Amount available for withdrawal, surrender or application to an Income Payment Option. At a time when J exceeds I, the market value adjustment will increase the portion of any Fixed Amount available for withdrawal, surrender or application to an Income Payment Option. Moreover, the market value adjustment will only operate to increase or reduce credited interest in an amount equal to the excess of 3% per year on a Fixed Amount at the beginning of any Fixed Period.

The market value adjustment is calculated separately for each Fixed Amount and is applied before any surrender charge. Owners must instruct the Company as to which Fixed Periods should be withdrawn or surrendered. Within any Fixed Period, Fixed Amounts are withdrawn or surrendered on a first-in-first-out basis. The adjustment does not apply to the calculation of a death benefit or to amounts deducted from Fixed Account value by the Company as fees or charges. In addition, the sum of the surrender charge and market value adjustment for a Fixed Amount withdrawn or surrendered will not exceed 10% of the Fixed Amount withdrawn or surrendered.

Any applicable market value adjustment(s) will be deducted from or added to the remaining Fixed Amount(s), if any, or from all remaining Fixed Amounts on a pro-rata basis. If, at the time a partial withdrawal is requested from a Fixed Amount, the Fixed Account value would be insufficient to permit the deduction of the market value adjustment from any remaining Fixed Amounts, then the Company will not permit the partial withdrawal.

The imposition of an market value adjustment may have significant federal income tax consequences. (See FEDERAL TAX MATTERS.)

DESCRIPTION OF THE CONTRACT
================================================================================

Issuance of a Contract

In order to purchase a Contract, application must be made through a representative of CUNA Brokerage Services, Inc. ("CUNA Brokerage"). Contracts may be sold to or in connection with retirement plans that do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code. Neither the Owner nor the Annuitant may be older than age 85 (78 in Pennsylvania) on the Contract Issue Date.

Right to Examine

Owners have a ten day period to examine the contract. The contract may be returned to the Home Office for any reason within ten days of receipt and the Company will refund the Contract Value or another amount required by law. The refunded Contract Value will reflect the deduction of any contract charges, unless otherwise required by law. State and/or federal law may provide additional return privileges.

Liability of the Variable Account under this provision is limited to the Contract Value in each Subaccount on the date of revocation. Any additional amounts refunded to the Owner will be paid by the Company.

Purchase Payments

The minimum amount required to purchase a Contract depends upon several factors. The minimum purchase amount the Company must receive during the first 12 months of the Contract is:

--------------- ---------------------------------------------
$5,000          Except as described below.
--------------- ---------------------------------------------
$2,000          For Contracts that qualify for special
                federal income tax treatment under Sections
                401, 408, 408A, or 457 of the Code. This
                category includes qualified pension plans,
                individual retirement accounts, and certain
                deferred compensation plans.
--------------- ---------------------------------------------
$300            For Contracts that qualify for special
                federal income tax treatment under Section
                403(b) of the Code. This category includes
                tax-sheltered annuities.
--------------- ---------------------------------------------
The Value of    The value of a Contract exchanged pursuant
a Contract      to Section 1035 of the Code, if the Company
                approves the transaction prior to the
                exchange.
--------------- ---------------------------------------------
$600            For a Contract sold to employees of the
                Company and its subsidiaries, to employees
                of CUNA Mutual and its subsidiaries, and to
                registered representatives and other
                persons associated with CUNA Brokerage.
                This category includes both individual
                retirement accounts and non-individual
                retirement accounts.
--------------- ---------------------------------------------

Unless the minimum purchase amount is paid in full at the time of application, an automatic purchase payment plan must be established to schedule regular payments during the first 12 months of the Contract. Under the Company's automatic purchase payment plan, the Owner can select a monthly payment schedule pursuant to which purchase payments will be automatically deducted from a credit union account, bank account or other source.

The minimum size for an initial purchase payment and subsequent purchase payment is $100, unless the payment is made through an automatic purchase payment plan in which case the minimum size is $25. Purchase payments may be made at any time during the Annuitant's lifetime and before the Payout Date. Additional purchase payments after the initial purchase payment are not required.

The Company reserves the right not to accept: (1) purchase payments received after the Contract Anniversary following the Annuitant's 85th birthday (78th birthday in Pennsylvania), (2) purchase payments of less than $100, and (3) purchase payments in excess of $1 million.

Allocation of Purchase Payments

The Company allocates purchase payments to Subaccounts and/or the Fixed Account Option as instructed by the Owner. An allocation to a Subaccount must be for at least 1% of a purchase payment and be in whole percentages. An allocation to the Fixed Account Option must be for at least $1,000. A requested allocation of less than $1,000 will be transferred to the money market fund.

If the application for a Contract is properly completed and is accompanied by all the information necessary to process it, including payment of the initial purchase payment, the initial Net Purchase Payment will be allocated to one or more of the Subaccounts or to the Fixed Account Option within two Valuation Days of receipt by the Company. If the application is not properly completed, the Company reserves the right to retain the purchase payment for up to five Valuation Days while it attempts to complete the application. If the application is not complete at the end of the 5-day period, the Company will inform the applicant of the reason for the delay and the initial purchase payment will be returned immediately, unless the applicant specifically consents to the Company retaining the purchase payment until the application is complete. Once the application is complete, the initial Net Purchase Payment will be allocated as designated by the Owner within two Valuation Days.

Contract Value

The Contract Value is the sum of Variable Contract Value, Fixed Contract Value and the Loan Account.

Determining the Variable Contract Value. The Variable Contract Value is determined at the end of each Valuation Period and reflects the investment experience of the selected Subaccounts, after applicable charges. The value will be the total of the values attributable to the Contract in each of the Subaccounts (i.e. Subaccount Value). The Subaccount Values are determined by multiplying that Subaccount's Accumulation Unit value by the number of Accumulation Units.

Determination of Number of Accumulation Units. Any Net Purchase Payment allocated to a Subaccount or Contract Value transferred to a Subaccount is converted into Accumulation Units of that Subaccount. The number of Accumulation Units is determined by dividing the dollar amount being allocated or transferred to a Subaccount by the Accumulation Unit value for that Subaccount. The number of Accumulation Units is increased by additional purchase payments or allocations. The number of Accumulation Units does not change as a result of investment experience.

Any Contract Value transferred, surrendered or deducted from a Subaccount is processed by canceling or liquidating Accumulation Units. The number of Accumulation Units canceled is determined by dividing the dollar amount being removed from a Subaccount by the Accumulation Unit value.

Determination of Accumulation Unit Value. The Accumulation Unit value for a Subaccount is calculated for each Valuation Period by subtracting (2) from (1) and dividing the result by (3), where:

     (1)  Is:

          (a) the net assets of the Subaccount as of the end of the Valuation Period;

          (b) plus or minus the net charge or credit with respect to any taxes paid or any amount set aside as a provision for taxes during the Valuation Period.

     (2)  The  daily   charge  for   mortality   and   expense   risks  and  for
          administration  multiplied  by the  number  of days  in the  Valuation
          Period.

     (3) The number of Accumulation Units outstanding as of the end of the Valuation Period.

The value of an Accumulation Unit may increase or decrease as a result of investment experience.

Transfer Privileges

General. Before the Payout Date, the Owner may make transfers between the Subaccounts and Fixed Amounts as described below.

o Transfers to the Fixed Account must be at least $1,000 (lesser amounts received are allocated to the Money Market Subaccount).

o Transfers are not allowed to the DCA One Year Fixed Period. o Except for the DCA One Year Fixed Period, transfers out of the Fixed

     Account Option are only permitted during the 30-day period before the expiration of a Fixed Period.

o Transfers from the DCA One Year Fixed Period may be made throughout its Fixed Period.

o A minimum monthly transfer to the designated Subaccounts is required from each DCA Fixed Amount. If no Subaccounts are designated, the minimum transfer amount will be transferred to the Money Market Subaccount. The minimum transfer amount is the monthly sum that will amortize the DCA Fixed Amount on its expiration date.

Amounts transferred to a Subaccount will receive the Accumulation Unit value next determined after the transfer request is received.

Subject to the above, there is currently no limit on the number of transfers that can be made among or between Subaccounts or to or from the Fixed Account Option.

Transfers may be made by written request or by telephone.

The Company will send a written confirmation of all transfers made pursuant to telephone instructions. The Company will use reasonable procedures to confirm that telephone instructions are genuine and will not be liable for following telephone instructions that are reasonably determined to be genuine.

The Company may modify or terminate the transfer privileges at any time for any reason.

Dollar-Cost Averaging. Dollar Cost Averaging is a long-term transfer program that allows you to make regular (monthly, quarterly, semi-annual or annual) level investments over time. The level investments will purchase more Accumulation Units when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases had been made at the highest value and greater than if all purchases had been made at the lowest value. If continued over an extended period of time, the dollar-cost averaging method of investment reduces the risk of making purchases only when the price of Accumulation Units is high. It does not guarantee a profit or protect against a loss.

Dollar Cost Averaging (DCA) Transfers. An Owner may choose to systematically or automatically transfer (on a monthly, quarterly, semi-annual or annual basis) a specified dollar amount from the Money Market Subaccount to one or more Subaccounts. A minimum monthly amount must be systematically transferred from the DCA One Year Fixed Period to one or more Subaccounts. The minimum monthly transfer amount is the monthly sum that will amortize the DCA Fixed Amount on its expiration date.

Portfolio Rebalancing. An Owner may instruct the Company to automatically transfer (on a monthly, quarterly, semi-annual or annual basis) Variable Contract Value between and among specified Subaccounts in order to achieve a particular percentage allocation of Variable Contract Value among the Subaccounts. Owners may start and stop automatic Variable Contract Value rebalancing at any time and may specify any percentage allocation of Contract Value between or among as many Subaccounts as are available at the time the rebalancing is elected. (If an Owner elects automatic Variable Contract Value rebalancing without specifying such percentage allocation(s), the Company will allocate Variable Contract Value in accordance with the Owner's currently effective purchase payment allocation schedule. This is not applicable if the purchase payment allocations include an allocation to a fixed period.) If the Owner does not specify a frequency for rebalancing, we will rebalance quarterly.

Other Types of Automatic Transfers. An Owner may also choose to systematically or automatically transfer (on a monthly, quarterly, semi-annual or annual basis) Variable Contract Value from one Subaccount to another. Such automatic transfers may be: (1) a specified dollar amount, (2) a specified number of Accumulation Units, (3) a specified percent of Variable Contract Value in a particular Subaccount, or (4) in an amount equal to the excess of a specified amount of Variable Contract Value in a particular Subaccount.

The minimum DCA or automatic transfer amount is the equivalent of $100 per month. If less than $100 remains in the Subaccount or DCA One Year Fixed Period from which transfers are being made, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 1% of the amount transferred and must be stated in whole percentages. Once elected, automatic transfers remain in effect until the earliest of: (1) the Variable Contract Value in the Subaccount or DCA One Year Fixed Period from which transfers are being made is depleted to zero; (2) the Owner cancels the election; or (3) for three successive months, the Variable Contract Value in the Subaccount from which transfers are being made has been insufficient to implement the automatic transfer instructions. The Company will notify the Owner when automatic transfer instructions are no longer in effect. There is no additional charge for using automatic transfers. The Company reserves the right to stop the automatic transfer programs.

Surrenders (Redemption) and Partial Withdrawals

Surrender. At any time before the Payout Date, the Owner may surrender the Contract and receive its Surrender Value. The Surrender Value will be paid in a lump sum unless the Owner requests payment under an Income Payment Option.

Partial Withdrawals. At any time before the Payout Date, an Owner may make withdrawals of the Surrender Value. There is no minimum amount which may be withdrawn but the maximum amount is that which would leave the remaining Surrender Value equal to $2,000. A partial withdrawal request that would reduce the Surrender Value to less than $2,000 is treated as a request for a full surrender of the Contract. The Company will withdraw the amount requested on the Valuation Day the request is received. Any applicable market value adjustment or surrender charge will be deducted from the remaining Contract Value.

The Owner may specify the amount of the partial withdrawal to be made from Subaccounts or the Fixed Periods. If the Owner does not so specify, or if the amount in the designated Subaccounts or Fixed Periods is not enough to comply with the request, the partial withdrawal will be made proportionately from the accounts.

A contingent deferred sales charge may apply to surrenders and partial withdrawals.

Systematic Withdrawals. An Owner may elect to receive periodic partial withdrawals under the Company's systematic withdrawal plan. Under the plan, the Company will make partial withdrawals (on a monthly, quarterly, semi-annual or annual basis) from designated Subaccounts. Such withdrawals must be at least $100 each and may only be made from Variable Contract Value. Generally, Owners must be at least age 59 1/2 to participate in the systematic withdrawal plan unless they elect to receive substantially equal periodic payments.

The withdrawals may be: (1) a specified dollar amount, (2) a specified whole number of Accumulation Units, (3) a specified whole percent of Variable Contract Value in a particular Subaccount, (4) in an amount equal to the excess of a specified amount of Variable Contract Value in a particular Subaccount, and (5) in an amount equal to an Owner's required minimum distribution under the Code.

Participation in the systematic withdrawal plan will terminate on the earliest of the following events: (1) the Variable Contract Value in a Subaccount from which partial withdrawals are being made becomes zero, (2) a termination date specified by the Owner is reached, (3) the Owner requests that his or her participation in the plan cease, or (4) a surrender charge would be applicable to amounts being withdrawn (i.e., partial withdrawals under the systematic withdrawal plan may not include amounts subject to the surrender charge). With regard to (4), an Owner may, by Written Request, request that systematic withdrawals continue even though a surrender charge is deducted in connection with such withdrawals. Also with regard to (4), if necessary to meet the required minimum distribution under the Code or if necessary to make substantially equal payments as required under the Code, the Company will continue systematic withdrawals even though a surrender charge is deducted.

Restrictions on Distributions from Certain Types of Contracts. There are certain restrictions on surrenders of and partial withdrawals from Contracts used as funding vehicles for Code Section 403(b) retirement programs. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of: (i) elective contributions made in years beginning after December 31, 1988;
(ii) earnings on those contributions; and (iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

There are federal income tax consequences to surrenders and partial withdrawals. Owners should consult with their tax adviser. The Company reserves the right to stop offering the systematic withdrawal plan at any time.

Contract Loans

Owners of Contracts issued in connection with retirement programs meeting the requirements of Section 403(b) of the Code (other than those programs subject to Title 1 of the Employee Retirement Income Security Act of 1974) may borrow from the Company using their Contracts as collateral. Loans are subject to the terms of the Contract, the retirement program and the Code. Loans are described in more detail in the SAI.

Death Benefit Before the Payout Date

Death of an Owner. If any Owner dies before the Payout Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the Annuitant becomes the new Owner unless the deceased Owner was also the Annuitant. If the sole deceased Owner was also the Annuitant, then the provisions relating to the death of an Annuitant (described below) will govern unless the deceased Owner was one of two joint Annuitants. In the latter event, the surviving Annuitant becomes the Owner.

The following options are available to a sole surviving Owner or a new Owner:

     (1) If the Owner is the spouse of the deceased Owner, he or she may continue the Contract as the new Owner.

     (2) If the Owner is not the spouse of the deceased Owner he or she may elect, within 60 days of the date the Company receives Due Proof of
          Death:

          (a) to receive the Surrender Value in a single sum within 5 years of the deceased Owner's death; or

          (b) to apply the Surrender Value within 1 year of the deceased Owner's death to one of the Income Payment Options provided that payments under the option are payable over the new Owner's life or over a period not greater than the new Owner's life expectancy.

If he or she does not elect one of the above options, the Company will pay the Surrender Value five years from the date of the deceased Owner's death.

Under any of these options, sole surviving Owners or new Owners may exercise all Ownership rights and privileges from the date of the deceased Owner's death until the date that the Surrender Value is paid.

Death of the Annuitant. If the Annuitant dies before the Payout Date, the Company will pay the death benefit described below to the Beneficiary named by the Owner in a lump sum. (Owners and Beneficiaries also may name successor Beneficiaries.) If there is no surviving Beneficiary, the Company will pay the death benefit to the Owner or the Owner's estate. In lieu of a lump sum payment, the Beneficiary may elect, within 60 days of the date the Company receives due proof of the Annuitant's death, to apply the death benefit to an Income Payment Option.

If the Annuitant who is also an Owner dies, the provisions described immediately above apply except that the Beneficiary may only apply the death benefit payment to an Income Payment Option if:

     (1) payments under the option begin within 1 year of the Annuitant's death; and

     (2) payments under the option are payable over the Beneficiary's life or over a period not greater than the Beneficiary's life expectancy.

Basic Death Benefit. If the Annuitant is age 75 or younger on the Contract Date, the basic death benefit is an amount equal to the greater of:

     (1) aggregate Net Purchase Payments made under the Contract less a proportional adjustment for partial withdrawals as of the date the Company receives Due Proof of Death of the deceased;

     (2)  Contract Value as of the date the Company receives Due Proof of Death;
          or

For Contracts issued after the Annuitant's 76th birthday, the death benefit is always equal to the Contract Value as of the date the Company receives due proof of the Annuitant's death. The death benefit will be reduced by any outstanding Loan Amount and any applicable Premium Expense Charges not previously deducted. The contract also offers additional guaranteed death benefit choices as riders to the contract. These additional choices enhance the death benefit and are available at an additional charge. Please see the Riders section for more details.

Proportional Adjustment for Partial Withdrawals

When calculating the death benefit amount, as described above, an adjustment is made to aggregate Net Purchase Payments for partial withdrawals taken from the contract. The proportional adjustment for partial withdrawals is calculated by dividing (1) by (2) and multiplying the result by (3) where: (1) Is the partial withdrawal amount; (2) Is the Contract Value immediately prior to the partial withdrawal; and (3) Is the sum of Net Purchase Payments immediately prior to the partial withdrawal less any adjustment for prior partial withdrawals.

MISCELLANEOUS MATTERS
================================================================================

Payments

Any surrender, partial withdrawal, Contract loan or death benefit usually will be paid within seven days of receipt of a Written Request, any information or documentation reasonably necessary to process the request, and (in the case of a death benefit) receipt and filing of Due Proof of Death. However, payments may be postponed if:

     (1) the New York Stock Exchange is closed, other than customary weekend and
         holiday  closings,   or  trading  on  the  exchange  is  restricted  as
         determined by the SEC; or

     (2) the SEC permits the postponement for the protection of Owners; or

     (3) the SEC  determines  that an  emergency  exists  that  would  make  the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's net assets not reasonably practicable.

If a recent check or draft has been submitted, the Company has the right to delay payment until it has assured itself that the check or draft has been honored.

The Company has the right to defer payment of any surrender, partial withdrawal or transfer from the Fixed Account Option for up to six months from the date of receipt of Written Request for such a surrender or transfer. If payment is not made within 30 days after receipt of documentation necessary to complete the transaction, or such shorter period required by a particular jurisdiction, interest will be added to the amount paid from the date of receipt of documentation at 3% or such higher rate required for a particular jurisdiction.

Modification

Upon notice to the Owner, the Company may modify the Contract:

(1) to permit the Contract or the Variable Account to comply with any applicable law or regulation issued by a government agency; or

(2) to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or

(3)  to reflect a change in the operation of the Variable Account; or

(4)  to provide for the addition or substitution of investment options; or

(5)  to combine the Variable Account with any of our other separate accounts; or

(6) to eliminate or combine any Subaccounts and transfer the assets of any Subaccount to any other Subaccount; or

(7) to add new Subaccounts and make such Subaccounts available to any class of contracts as we deem appropriate; or

(8) to substitute a different Fund for any existing Fund, if shares or units of a Fund are no longer available for investment or if we determine that investment in a Fund is no longer appropriate; or

(9) to deregister the Variable Account under the 1940 Act if such registration is no longer required; or

(10) to operate the Variable Account as a management investment company under the 1940 Act (including managing the Variable Account under the direction of a committee) or in any other form permitted by law; or

(11) to restrict or eliminate any voting rights of Owners or other persons having such rights as to the Variable Account; or

(12) to make any other changes to the Variable Account or its operations as may be required by the 1940 Act or other applicable law or regulation.

In the event of most such modifications, the Company will make appropriate endorsement to the Contract.

Reports to Owners

At least annually, the Company will mail to each Owner, at such Owner's last known address of record, a report setting forth the Contract Value (including the Contract Value in each Subaccount and each Fixed Amount) of the Contract, purchase payments paid and charges deducted since the last report, partial withdrawals made since the last report and any further information required by any applicable law or regulation.

Inquiries

Inquiries regarding a Contract may be made in writing to the Company at its Home Office.

INCOME PAYMENT OPTIONS
================================================================================

Payout Date and Proceeds

The Owner selects the Payout Date. For Non-Qualified Contracts, the Payout Date may not be after the later of the Contract Anniversary following the Annuitant's 85th birthday or 10 years after the Contract Issue Date. For Qualified Contracts, the Payout Date must be no later than the Annuitant's age 70 1/2 or any other date meeting the requirements of the Code.

The Owner may change the Payout Date subject to the following limitations: (1) the Owner's Written Request must be received at the Home Office at least 30 days before the current Payout Date, and (2) the requested Payout Date must be a date that is at least 30 days after receipt of the Written Request.

On the Payout Date, the Payout Proceeds will be applied under the life Income Payment Option with ten years guaranteed, unless the Owner elects to have the proceeds paid under another payment option or to receive the Surrender Value in a lump sum. Unless the Owner instructs the Company otherwise, amounts in the Fixed Account Option will be used to provide a fixed income payment option and amounts in the Variable Account will be used to provide a variable Income Payment Option.

The Payout Proceeds equal the Contract Value:

     (1)  plus or minus any applicable market value adjustment;

     (2) minus any applicable surrender charge if Income Payment Option 1 or Option 2 variable Income Payments are selected;

     (3) minus the pro-rated portion of the annual Contract fee or rider charges (unless the Payout Date falls on the Contract Anniversary);

     (4)  minus any applicable Loan Amount; and

     (5)  minus any applicable Premium Expense Charges not yet deducted.

Election of Income Payment Options

On the Payout Date, the Payout Proceeds will be applied under an Income Payment Option, unless the Owner elects to receive the Surrender Value in a single sum. If an election of an Income Payment Option is not on file at the Home Office on the Payout Date, the proceeds will be paid as a life income annuity with payments for ten years guaranteed. An Income Payment Option may be elected, revoked, or changed by the Owner at any time before the Payout Date while the Annuitant is living. The election of an option and any revocation or change must be made by Written Request. The Owner may elect to apply any portion of the Payout Proceeds to provide either variable Income Payments or fixed Income Payments or a combination of both.

The Company reserves the right to refuse the election of an Income Payment Option other than paying the Payout Proceeds in a lump sum if the total amount applied to an Income Payment Option would be less than $2,500, or each Income Payment would be less than $20.00.

Fixed Income Payments

Fixed Income Payments are periodic payments from the Company to the designated Payee, the amount of which is fixed and guaranteed by the Company. The amount of each payment depends only on the form and duration of the Income Payment Option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount applied to purchase the Income Payments and the applicable income purchase rates in the Contract. The income purchase rates in the Contract are based on a minimum guaranteed interest rate of 3.5%. The Company may, in its sole discretion, make Income Payments in an amount based on a higher interest rate.

Variable Income Payments

The dollar amount of the first variable Income Payment is determined in the same manner as that of a fixed Income Payment. Variable Income Payments after the first payment are similar to fixed Income Payments except that the amount of each payment varies to reflect the net investment performance of the Subaccount(s) selected by the Owner or Payee.

The net investment performance of a Subaccount is translated into a variation in the amount of variable Income Payments through the use of Income Units. The amount of the first variable Income Payment associated with each Subaccount is applied to purchase Income Units at the Income Unit value for the Subaccount as of the Payout Date. The number of Income Units of each Subaccount attributable to a Contract then remains fixed unless an exchange of Income Units is made as described below. Each Subaccount has a separate Income Unit value that changes with each Valuation Period in substantially the same manner as do Accumulation Units of the Subaccount.

The dollar value of each variable Income Payment after the first is equal to the sum of the amounts determined by multiplying the number of Income Units by the Income Unit value for the Subaccount for the Valuation Period which ends immediately preceding the date of each such payment. If the net investment return of the Subaccount for a payment period is equal to the pro-rated portion of the 3.5% annual assumed investment rate, the variable Income Payment for that period will equal the payment for the prior period. To the extent that such net investment return exceeds an annualized rate of 3.5% for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3.5%, the payment for that period will be less than the payment for the prior period.

After the Payout Date, a Payee may change the selected Subaccount(s) by Written Request up to four times per Contract Year. Such a change will be made by exchanging Income Units of one Subaccount for another on an equivalent dollar value basis. See the Statement of Additional Information for examples of Income Unit value calculations and variable Income Payment calculations.



Surrenders and partial withdrawals may be made after the Payout Date, when a Variable Income Payment is chosed for a fixed period of time.



Description of Income Payment Options

Option 1 - Interest Option. (Fixed Income Payments Only) The proceeds are left with the Company to earn interest at a compound annual rate to be determined by the Company but not less than 3.5%. Interest will be paid every month or every 12 months as the Payee selects. Under this option, the Payee may withdraw part or all of the proceeds at any time. This option may not be available in all states.

Option 2 - Installment Option. The proceeds are paid out in monthly installments for a fixed number of years between 5 and 30. In the event of the Payee's death, a successor Payee may receive the payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

If variable Income Payments are elected under Option 2, the Payee may elect to receive the commuted value of any remaining payments in a lump sum. The commuted value of the payments will be calculated as described in the contract.

Option 3A - Life Income Guaranteed Period Certain. The proceeds are paid in monthly installments during the Payee's lifetime with the guarantee that payments will be made for a period of five, ten, fifteen, or twenty years. In the event of the Payee's death before the expiration of the specified number of years, a successor Payee may receive the remaining payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 3B - Life Income. The same as Option 3A except that payments are not guaranteed for a specific number of years but only for the lifetime of the Payee. Under this option, a Payee could receive only one payment if the Payee dies after the first payment, two payments if the Payee dies after the second payment, etc.

Option 4 - Joint and Survivor Life Income - 10 Year Guaranteed Period Certain. The proceeds are paid out in monthly installments for as long as either of two original joint Payees remain alive. If after the second Payee dies, payments have been made for fewer than 10 years, payments will be made to any successor Payee who was not a joint Annuitant or such successor Payee may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no such successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee. The minimum amount of each fixed payment and the initial payment amount for variable income payout options will be determined from the tables in the Contract that apply to the particular option using the Payee's age (and if applicable, gender). Age will be determined from the last birthday at the due date of the first payment.

Alternate Payment Option. In lieu of one of the above options, the Payout Proceeds or death benefit, as applicable, may be applied to any other payment option made available by the Company or requested and agreed to by the Company.

Death Benefit After the Payout Date

If an Owner dies after the Payout Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the Payee receiving Income Payments becomes the new Owner. Such Owners will have the rights of Owners during the annuity period, including the right to name successor Payees if the deceased Owner had not previously done so. The death of an Annuitant after the Payout Date will have the effect stated in the Income Payment Option pursuant to which Income Payments are being made.

CHARGES AND DEDUCTIONS
================================================================================

Mortality and Expense Risk Charges

The Company deducts a mortality and expense risk charge from the Variable Account. The charges are computed on a daily basis, and are equal to an annual rate of 1.15% of the average daily net assets of the Variable Account.

The mortality risk the Company assumes is that Annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the Income Payments received. The mortality risk that the Company assumes also includes a guarantee to pay a death benefit if the Annuitant dies before the Payout Date. The expense risk that the Company assumes is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses.

The  Company may use any profits  from this  charge to finance  other  expenses,
including   expenses  incurred  in  the  administration  of  the  Contracts  and distribution expenses related to the Contracts.

Fund Expenses

Because the Variable Account purchases shares of the Funds, the net assets of the Variable Account will reflect the investment management fees and other operating expenses incurred by such Funds.

Surrender Charge (Contingent Deferred Sales Charge)

Charge for Partial Withdrawal or Surrender. No sales charge deduction is made from purchase payments when amounts are deposited into the contracts. However, if any amount is withdrawn or surrendered within seven years of being received by the Company, the Company will deduct a surrender charge. The surrender charge is calculated by multiplying the applicable charge percentage (as shown below) by the amount of purchase payments surrendered. There is no surrender charge for withdrawal of Contract Value in excess of aggregate purchase payments (less withdrawals of such payments). The surrender charge is calculated using the assumption that all Contract Value in excess of aggregate purchase payments (less withdrawals of such payments) is surrendered before any purchase payments and that purchase payments are surrendered on a first-in-first-out basis.

Number of Full Years

Between Date of Purchase            Date of Surrender
Payment and Charge                  of Purchase

 as Percentage                      Payment

-----------------------------------------------------
             0                            7%
             1                            6%
             2                            5%
             3                            4%
             4                            3%
             5                            2%
             6                            1%
             7 +                          0%

Amounts Not Subject to Surrender Charge. In each Contract Year, up to 10% of an amount equal to the aggregate purchase payments still subject to a surrender charge (computed at the time of the withdrawal or surrender) may be withdrawn or surrendered during that year without a surrender charge. Any amounts surrendered or withdrawn in excess of this 10% will be assessed a surrender charge. This right is not cumulative from Contract Year to Contract Year.

Annual Contract Fee

On each Contract Anniversary before the Payout Date, the Company deducts an annual Contract fee of $30 to pay for administrative expenses. The fee is deducted from each Subaccount and from the Fixed Account Option based on a proportional basis. The annual Contract fee also is deducted upon surrender of a Contract on a date other than a Contract Anniversary. A pro-rated portion of the fee is deducted upon application to an Income Payout Option. After the Payout Date, the annual Contract fee is deducted from variable Income Payments. The Company does not deduct the annual Contract fee on Contracts with a Contract Value of $25,000 or more on the Contract Anniversary. The Contract fee will not be charged after the Payout Date when a Contract with a Contract Value of $25,000 or more has been applied to a payout option.

Transfer Processing Fee



Currently no fee is charged for transfers. However, the Company reserves the right to charge $10 for the 13th transfer and each additional transfer during a Contract Year. The transfer charge is not applicable to transfers from the DCA Fixed Period. Each written request is considered to be one transfer, regardless of the number of Subaccounts or Fixed Amounts affected by the transfer. The transfer fee is deducted from the account from which the transfer is made. If a transfer is made from more than one account at the same time, the transfer fee is deducted pro-rata from the account. Automatic transfers, including Dollar Cost Averaging, do not count against the twelve free transfers.



Lost Contract Request

You can obtain a certification of your contract at no charge. There will be a $30 charge for a duplicate contract.

Premium Taxes

Various states and other governmental entities levy a premium tax on annuity contracts issued by insurance companies. Premium tax rates currently range from 0% to 3.5%. This range is subject to change. If premium taxes are applicable to a Contract, the jurisdiction may require payment (a) from purchase payments as they are received, (b) from Contract Value upon withdrawal or surrender, (c) from Payout Proceeds upon application to an income payment option, or (d) upon payment of a death benefit. The Company will forward payment to the taxing jurisdiction when required by law. Although the Company reserves the right to deduct premium taxes at the time such taxes are paid to the taxing authority, currently the Company does not deduct premium tax from the Owner's Contract Value until the Contract is annuitized.

Other Taxes

Currently, no charge is made against the Variable Account for any federal, state or local taxes (other than premium taxes) that the Company incurs or that may be attributable to the Variable Account or the Contracts. The Company may, however, make such a charge in the future from Surrender Value, death benefits or Income Payments, as appropriate.

RIDERS AND ENDORSEMENTS
================================================================================

Maximum Anniversary Value Death Benefit

This rider provides a minimum death benefit equal to the maximum anniversary value less any loan amounts and Premium Expense Charge not previously deducted. On the issue date, the maximum anniversary value is equal to the initial Net Purchase Payment. After the issue date, the maximum anniversary value will be calculated on three different dates:

(1)      the date an additional purchase payment is received by the company,
(2)      the date of payment of a partial withdrawal, and
(3)      on each Contract Anniversary.

When a purchase payment is received, the maximum anniversary value is equal to the most recently calculated maximum anniversary value plus the Net Purchase Payment. When a partial withdrawal is paid, the maximum anniversary value is equal to the most recently calculated maximum anniversary value less an adjustment for the partial withdrawal. The adjustment for each partial withdrawal is (1) divided by (2) with the result multiplied by (3) where:

(1)  is the partial withdrawal amount;
(2) is the Contract Value immediately prior to the partial withdrawal; and (3) is the most recently calculated maximum anniversary value less any adjustments for prior partial withdrawals.

This rider is available for Annuitant's age 75 or less on the issue date. This rider may not be available in all states.

5% Annual Guarantee Death Benefit

This rider provides a minimum death benefit equal to the 5% annual guarantee death benefit less any loan amounts and Premium Expense Charge not previously deducted.

On the Issue Date the 5% annual guarantee value is equal to the initial Net Purchase Payment. Thereafter, the 5% annual guarantee value on each Contract Anniversary is the lessor of:

(1) the sum of all Net Purchase Payments received minus an adjustment for partial withdrawals plus interest compounded at a 5% annual effective rate; or

(2)  200% of all Net Purchase Payments received.

The adjustment for each partial withdrawal is equal to (1) divided by (2) with the result multiplied by (3) where: (1) is the partial withdrawal amount; (2) is the Contract Value immediately prior to the withdrawal; and (3) is the 5% annual guarantee death benefit immediately prior to the withdrawal, less any adjustments for earlier withdrawals.

This rider is available for Annuitant's age 75 or less on the issue date. This rider may not be available in all states.

Enhanced Death Benefit Rider Charges

Each death benefit rider will carry an annual charge of 0.15% of Contract Value. This charge will be assessed on the each Contract Anniversary . The charge will be based on the average Contract Value for the previous 12 months. The charge will be deducted from the Subaccounts and Fixed Amounts on a pro-rata basis. A pro-rata portion of this charge will be deducted upon contract surrender if the contract is surrendered on a date other than the Contract Anniversary.

Waiver of Surrender Charge

In most states, the Contract provides that, upon Written Request from the Owner before the Payout Date, the surrender charge and any applicable market value adjustment will be waived on any partial withdrawal or surrender if the Annuitant is:

(1) confined to a nursing home or hospital after the contract is issued (as described in the Contract); or
(2) becomes terminally ill after the contract is issued (as described in the Contract); or

(3) becomes unemployed at least one year after the contract is issued, has received unemployment compensation for at least 30 days and is receiving it at the time of the withdrawal or surrender (as described in the Contract); or

(4) The Annuitant's primary residence is located in an are that is declared a presidential disaster area and $50,000 of damage is sustained to the residence as a result of the disaster and after the contract is issued (as described in the Contract).

This waiver is not available in some states, and, therefore, is not described in Contracts issued in those states. The terms under which the surrender charge and any applicable market value adjustment will be waived may vary in some states and are described in contracts issued in those states.

Executive Benefits Plan Endorsement

The Company also offers an Executive Benefits Plan Endorsement in conjunction with certain deferred compensation plans. The executive benefits plan endorsement waives the surrender charges on the contract subject to certain conditions. There is no charge for this benefit. However, if you exercise this benefit during the first two Contract Years, we reserve the right to charge a fee to offset expenses incurred. This fee will not exceed $150. The Executive Benefits Plan Endorsement may not be available in all states.

ADVERTISING AND SUBACCOUNT PERFORMANCE SUMMARY
================================================================================

From time to time, the Company may advertise or include in sales literature yields, effective yields and total returns for the Subaccounts. These figures are based on historical earnings and do not indicate or project future performance. The Company also may, from time to time, advertise or include in sales literature Subaccount performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance appears in the Statement of Additional Information.

Effective yields and total returns for the Subaccounts are based on the investment performance of the corresponding Fund. The performance of a Fund in part reflects its expenses. See the prospectuses for the Funds.

The yield of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Subaccount (except the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each month over a 12-month period and is shown as a percentage of the investment.

The total return of a Subaccount refers to return quotations assuming an investment under a Contract has been held in the Subaccount for various periods of time. For periods prior to the date the Variable Account commenced operations, non-standard performance information will be calculated based on the performance of the various Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts for the Contracts. When a Subaccount has been in operation for one, five, and ten years, respectively, the total standard returns for these periods will be provided.

The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average annual percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Subaccount (including any surrender charge that would apply if an Owner terminated the Contract at the end of each period indicated, but excluding any deductions for premium taxes).

In addition to the standard version described above, total return performance information computed on two different non-standard bases may be used in advertisements or sales literature. Average annual total return information may be presented, computed on the same basis as described above, except deductions will not include the surrender charge. In addition, the Company may from time to time disclose cumulative total returns for Contracts funded by Subaccounts.

From time to time, yields, standard average annual total returns, and non-standard total returns for the Funds may be disclosed, including such disclosures for periods prior to the date the Variable Account commenced operations.

Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

In advertising and sales literature, the performance of each Subaccount may be compared with the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to the Subaccount. Lipper Analytical Services, Inc. ("Lipper"), Variable Annuity Research Data Service ("VARDS") and Morningstar, Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS's rankings compare variable life and variable universal life issuers. The performance analyses prepared by Lipper, VARDS and Morningstar each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which Funds provide the highest total return within various categories of Funds defined by the degree of risk inherent in their investment objectives.

Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for transaction costs or expenses of operating and managing an investment portfolio. The Lehman Bond Indexes represent unmanaged groups of securities of various issuers and terms to maturity which are representative of bond market performance. The Consumer Price Index is a statistical measure of changes in the prices of goods and services over time published by the U.S. Bureau of Labor Statistics. Lipper Performance Summary Averages represent the average annual total return of all the Funds (within a specified investment category) that are covered by the Lipper Analytical Services Variable Insurance Products Performance Analysis Service. Other independent ranking services and indices may also be used for performance comparisons.

The Company may also report other information including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. All income and capital gains derived from Subaccount investments are reinvested on a tax-deferred basis which can lead to substantial long-term accumulation of assets, provided that the Subaccount investment experience is positive.

FEDERAL TAX MATTERS
================================================================================

The Following Discussion is General and Is Not Intended as Tax Advice

Introduction

This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about specific tax implications should consult a competent tax adviser before making a transaction. This discussion is based upon the Company's understanding of the present federal income tax laws, as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contract may be purchased on a non-qualified basis or purchased and used in connection with plans qualifying for favorable tax treatment. The Qualified
Contract is designed for use by individuals whose purchase payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, 408A or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or Income Payments, and on the economic benefit to the Owner, the Annuitant, or the Beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on the Company's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

Tax Status of the Contract

Diversification Requirements. Section 817(h) of the Code provides that separate account investment underlying a contract must be "adequately diversified" in accordance with Treasury regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Variable Account, through each underlying Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Subaccounts may be invested. Although the Company does not have direct control over the Funds in which the Variable Account invests, we believe that each Fund in which the Variable Account owns shares will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.

Owner Control. In certain circumstances, Owners of variable annuity contracts may be considered the Owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity Owner's gross income. The IRS has stated in published rulings that a variable Owner will be considered the Owner of separate account assets if the Owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the Owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Subaccounts without being treated as Owners of the underlying assets."

The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that Owners were not Owners of separate account assets. For example, the Owner of a Contract has the choice of one or more Subaccounts in which to allocate Net Purchase Payments and Contract Values, and may be able to transfer among Subaccounts more frequently than in such rulings. These differences could result in an Owner being treated as the Owner of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Owner from being considered the Owner of the assets of the Variable Account.

Required  Distributions.  In order to be  treated  as an  annuity  contract  for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any Owner dies on or after the Payout Date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the Payout Date, the entire interest in the contract will be distributed within five years after the date of the Owner's death. These requirements will be considered satisfied as to any portion of the Owner's interest which is payable to or for the benefit of a "designated Beneficiary" and which is distributed over the life of such Annuitant or over a period not extending beyond the life expectancy of that Annuitant, provided that such distributions begin within one year of that Owner's death. The Owner's "designated Beneficiary" is the person designated by such Owner as an Annuitant and to whom ownership of the contract passes by reason of death and must be a natural person. However, if the Owner's "designated Annuitant" is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

Taxation of Annuities

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

In General. Section 72 of the Code governs taxation of annuities in general. The Company believes that an Owner who is a natural person is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the Contract Value (e.g., partial withdrawals and surrenders) or as Income Payments under the payment option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or payment option) is taxable as ordinary income.

Any annuity Owner who is not a natural person generally must include in income any increase in the excess of the Contract Value over the "investment in the contract" during the taxable year. There are some exceptions to this rule, and a prospective Owner that is not a natural person may wish to discuss these with a competent tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Partial Withdrawals. In the case of a partial withdrawal from a Qualified Contract, under Section 72(e) of the Code, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any purchase payments paid by or on behalf of the individual under a Contract which were not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Contracts.

In the case of a partial withdrawal (including systematic withdrawals) from a Non-Qualified Contract, under Section 72(e), any amounts received are generally first treated as taxable income to the extent that the Contract Value immediately before the partial withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable. With respect to a Non-Qualified Contract, partial withdrawals are generally treated as taxable income to the extent that the Contract Value immediately before the withdrawal exceeds the "investment in the contract" at that time. The Contract Value immediately before a partial withdrawal may have to be increased by any positive market value adjustment which results from such a withdrawal. There is, however, no definitive guidance on the proper tax treatment of market value adjustments, and the Owner should contact a competent tax adviser with respect to the potential tax consequences of a market value adjustment. Surrenders are treated as taxable income to the extent that the amount received exceeds the investment in the contract.

In the case of a full surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the "investment in the contract."

Section 1035 of the Code generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. Special rules and procedures apply to Section 1035 transactions. Prospective Owners wishing to take advantage of Section 1035 should consult their tax adviser.

Income Payments. Tax consequences may vary depending on the payment option elected under an annuity contract. Generally, under Code Section 72(b), (prior to recovery of the investment in the Contract) taxable income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity starting date. For variable Income Payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For fixed Income Payments, in general, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Income Payments for the term of the payments; however, the remainder of each Income Payment is taxable until the recovery of the investment in the contract, and thereafter the full amount of each Income Payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the Annuitant's final tax return.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the death of the Owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract or (ii) if distributed under a payment option, they are taxed in the same way as Income Payments.

Penalty Tax on Certain Withdrawals. In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty on distributions:

     (1)  made on or after the taxpayer reaches age 59 1/2;

     (2) made on or after the death of the holder (or if the holder is not an individual, the death of the primary Annuitant);

     (3)  attributable to the taxpayer's becoming disabled;

     (4) as part of a series of substantially equal periodic payments not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and the designated Beneficiary;

     (5) made under certain annuities issued in connection with structured settlement agreements; and

     (6) made under an annuity contract that is purchased with a single purchase payment when the Payout Date is no later than a year from purchase of the annuity and substantially equal periodic payments are made not less frequently than annually during the Income Payment period.

Other  tax  penalties  may  apply to  certain  distributions  under a  Qualified
Contract.

Possible Changes in Taxation. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. For instance, the President's 1999 Budget Proposal recommended legislation that, if enacted, would adversely modify the federal taxation of the Contracts. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

Transfers, Assignments or Exchanges of a Contract

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Payout Dates or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such actions should contact a competent tax adviser with respect to the potential tax effects.

Withholding

Distributions from Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect to not have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

Multiple Contracts

All non-qualified deferred annuity Contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includable in gross income under Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity Contracts purchased by the same Owner. Accordingly, an Owner should consult a competent tax adviser before purchasing more than one annuity Contract.

Taxation of Qualified Plans

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Owners, the Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but the Company shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's Contract administration procedures. Brief descriptions follow of the various types of qualified retirement plans in connection with a Contract. The Company will amend the Contract as necessary to conform it to the requirements of such plans.

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent Owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later tan the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2.

Corporate Pension and Profit Sharing Plans and H.R. 10 Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

The Contract includes a Death Benefit that in some cases may exceed the greater of the purchase payments or the Contract Value. The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the Death Benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRA contributions are limited each year to the lesser of $2,000 or 100% of the Owner's adjusted gross income and may be deductible in whole or in part depending on the individual's income. Distributions from certain other types of qualified plans, however, may be "rolled over" on a tax-deferred basis into an IRA without regard to this limit. Earnings in an IRA are not taxed while held in the IRA. All amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are also subject to a 10% penalty tax. Sales of the Contract for use with IRAs may be subject to special requirements of the Internal Revenue Service. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualifications requirements.

Roth IRAs. Effective January 1, 1998, Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made
(1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to the Roth IRA.

Simplified Employee Pension (SEP) IRAs. Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.

Tax Sheltered Annuities.  Section 403(b) of the Code allows employees of certain
Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments paid, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These purchase payments may be subject to FICA (Social Security) taxes. Owners of certain Section 403(b) annuities may receive Contract loans. Contract loans that satisfy certain requirements with respect to Loan Amount and repayment are not treated as taxable distributions. If these requirements are not satisfied, or if the Contract terminates while a loan is outstanding, the loan balance will be treated as a taxable distribution and may be subject to penalty tax, and the treatment of the Contract under Section 403(b) may be adversely affected. Owners should seek competent advice before requesting a Contract loan. The Contract includes a Death Benefit that in some cases may exceed the greater of the Purchase Payments or the Contract Value. The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the Death Benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Certain Deferred Compensation Plans. Code Section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. The plans may permit participants to specify the form of investment for their deferred compensation account. In general, all investments are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer. Depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts distributed under a Section 457 plan are taxable and are subject to federal income tax withholding as wages.

Possible Charge for the Company's Taxes

At the present time, the Company makes no charge to the Subaccounts for any Federal, state, or local taxes that the Company incurs which may be attributable to such Subaccounts or the Contracts. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Contracts.

Other Tax Consequences

As noted above, the foregoing comments about the Federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

LEGAL PROCEEDINGS
================================================================================

The Company and its subsidiaries, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account or the Company.

FINANCIAL STATEMENTS
================================================================================

The audited financial statements of the Variable Annuity Account as of December 31, 1999, including a statement of assets and liabilities, a statement of operations for the year then ended, a statement of changes in net assets for the years ended December 31, 1999, 1998,and 1997, and accompanying notes, are included in the Statement of Additional Information.

The statutory basis statements of admitted assets, liabilities, and surplus for the Company as of December 31, 1999, and 1998,and 1997, and the related statutory basis statements of operations, changes in unassigned surplus, and cash flows for the years ended December 31, 1999, 1998, and 1997, as well as the Independent Auditors' Report are contained in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION
================================================================================

                                TABLE OF CONTENTS

ADDITIONAL CONTRACT PROVISIONS.............................................1
         The Contract......................................................1
         Incontestability..................................................1
         Misstatement of Age or Gender.....................................1
         Participation.....................................................1
         Contract Loans....................................................1
         Loan Amounts......................................................1
         Loan Processing...................................................1
         Loan Interest.....................................................2

PRINCIPAL UNDERWRITER......................................................2

CALCULATION OF YIELDS AND TOTAL RETURNS....................................2
         Money Market Subaccount Yields....................................2
         Other Subaccount Yields...........................................4
         Average Annual Total Returns......................................5
         Other Total Returns...............................................6
         Effect of the Annual Contract Fee on Performance Data.............8

VARIABLE ANNUITY PAYMENTS..................................................8
         Assumed Investment Rate...........................................8
         Amount of Variable Annuity Payments...............................8
         Annuity Unit Value................................................9

LEGAL MATTERS.............................................................10

EXPERTS...................................................................10

OTHER INFORMATION.........................................................11

FINANCIAL STATEMENTS......................................................11

CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT.................................12
CUNA MUTUAL LIFE INSURANCE COMPANY........................................26

You may obtain a copy of the Statement of Additional Information free of charge by writing to or calling us at the address or telephone number shown at the beginning of this Prospectus.

                           MEMBERS VARIABLE ANNUITY II

                       STATEMENT OF ADDITIONAL INFORMATION

                       CUNA Mutual Life Insurance Company

                                2000 Heritage Way

                               Waverly, Iowa 50677

                                 (800) 798-5500

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT

         Individual Flexible Premium Deferred Variable Annuity Contract

This Statement of Additional Information contains additional information to that already provided in the Prospectus for the individual flexible premium deferred variable annuity contract (the "Contract") offered by CUNA Mutual Life Insurance Company (the "Company").

This Statement of Additional Information is not a Prospectus, and it should be read only in conjunction with Prospectuses for the following:

         1.       Contract;
         2.       Ultra Series Fund

The Prospectus for the Contract is dated the same as this Statement of Additional Information. You may obtain a copy of the Prospectuses by writing or calling us at our address or phone number shown above.



                                October 25, 2000

                                TABLE OF CONTENTS

ADDITIONAL CONTRACT PROVISIONS...............................................1

         The Contract........................................................1
         Incontestability....................................................1
         Misstatement of Age or Gender.......................................1
         Participation.......................................................1
         Contract Loans......................................................1
         Loan Amounts........................................................1
         Loan Processing.....................................................1
         Loan Interest.......................................................2

PRINCIPAL UNDERWRITER........................................................2


CALCULATION OF YIELDS AND TOTAL RETURNS......................................2

         Money Market Subaccount Yields......................................2
         Other Subaccount Yields.............................................4
         Average Annual Total Returns........................................5
         Other Total Returns.................................................6
         Effect of the Annual Contract Fee on Performance Data...............8

VARIABLE INCOME PAYMENTS.....................................................8
         Assumed Investment Rate.............................................8
         Amount of Variable Income Payments..................................8
         Income Unit Value...................................................9

LEGAL MATTERS...............................................................10

EXPERTS.....................................................................10

OTHER INFORMATION...........................................................11

FINANCIAL STATEMENTS........................................................11

CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT...................................12
CUNA MUTUAL LIFE INSURANCE COMPANY..........................................26

                         ADDITIONAL CONTRACT PROVISIONS

The Contract

The application, endorsements and all other attached papers are part of the Contract. The statements made in the application are representations and not warranties. The Company will not use any statement in defense of a claim or to void the Contract unless it is contained in the application.

Incontestability

The Company will not contest the Contract.

Misstatement of Age or Gender

If the age or gender (if applicable) of the Annuitant has been misstated, the amount which will be paid is that which the proceeds would have purchased at the correct age and sex (if applicable).

Participation

The Contract may participate in the Company's divisible surpluses but no dividends are expected to be paid. Any dividends paid after the Annuity Date would be paid with each income payment.

Contract Loans

Loan Amounts

Generally, Owners may borrow up to 90% of the Surrender Value of their Contract unless a lower minimum is required by law. Loans in excess of the maximum amount permitted under the Code may be treated as a taxable distribution rather than a loan. The Company will only make Contract loans after approving a written request by the Owner. The written consent of all irrevocable beneficiaries must be obtained before a loan will be given.

Loan Processing

When a loan is made, the Company transfers an amount equal to the amount borrowed from the Variable Contract Value or Fixed Contract Value to the Loan Account. The Loan Account is part of the Company's General Account and Contract Value in the Loan Account does not participate in the investment experience of any Subaccount or Fixed Account Option. The Owner must indicate in the loan application from which Subaccount or Fixed Account Option, and in what amounts, Contract Value is to be transferred to the Loan Account. If no instructions are given by the Owner, the transfer(s) are made pro-rata from all Subaccounts having Variable Contract Value and from all Fixed Amounts. Loans may be repaid by the Owner at any time before the Payout Date. Upon the repayment of any portion of a loan, an amount equal to the repayment will be transferred from the Loan Account to the Subaccount(s) or Fixed Period(s) as requested by the Owner. Any transfer to a Fixed Period must be at least $1,000. A request to transfer less will be transferred to the Money Market Subaccount. Loan repayments are not allowed to the DCA One Year Fixed Period. Amounts transferred from the Fixed Amount to the Loan Account may be subject to a market value adjustment.

Loan Interest

The Company charges 6.5% interest on Contract loans. The Company pays interest on the Contract Value in the Loan Account at rates it determines from time to time, but never less than 3.0%. Consequently, the net cost of a loan is the difference between 6.5% and the rate being paid on the Contract Value in the Loan Account. Interest on Contract loans accrues on a daily basis from the date of the loan and is due and payable at the end of each Contract Year. If the Owner does not pay the interest due at that time, an amount equal to such interest less interest earned on the Contract Value in the Loan Account is transferred from his or her Variable Contract Value or Fixed Account (as described above for the loan itself) to the Loan Account. This transfer increases the Loan Amount.

Specific loan terms are disclosed at the time of loan application or issuance.

Any Loan Amount outstanding upon the death of the Owner or Annuitant is deducted from any death benefit paid.

                              PRINCIPAL UNDERWRITER

CUNA Brokerage Services, Inc., ("CUNA Brokerage"), an affiliate of CUNA Mutual, is the principal underwriter of the variable annuity contracts described herein. The offering of the contract is continuous. CUNA Mutual does not anticipate discontinuing the offering of the Contract, but does reserve the right to do so.

                     CALCULATION OF YIELDS AND TOTAL RETURNS

From time to time, the Company may disclose yields, total returns, and other performance data pertaining to the Contracts for a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC.

Money Market Subaccount Yields

From time to time, advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on shares of the Ultra Series Fund's Money Market Fund or on that Fund's portfolio securities.

This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation), and exclusive of income other than investment income at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of 1 unit of the Money Market Subaccount at the beginning of the period. Then dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis.

The net change in account value reflects: 1) net income from the Fund attributable to the hypothetical account; and 2) charges and deductions imposed under the Contract which are attributable to the hypothetical account.

The charges and deductions include the per unit charges for the hypothetical account for: 1) the annual Contract fee; 2) the mortality and expense risk charge; and (3) the asset-based administration charge.

For purposes of calculating current yields for a Contract, an average per unit Contract fee is used based on the $30 annual Contract fee deducted at the end of each Contract Year. Current Yield is calculated according to the following formula:

         Current Yield = ((NCS - ES)/UV) X (365/7)

Where:

     NCS = the net change in the value of the Money Market Fund (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation), and exclusive of income other than investment income for the seven-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

     ES = per unit expenses attributable to the hypothetical account for the seven-day period.

     UV   = the unit value for the first day of the seven-day period.

         Effective yield  =  (1 + ((NCS-ES)/UV)) 365/7 -  1

Where:

     NCS = the net change in the value of the Money Market Fund (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

     ES = per unit expenses attributable to the hypothetical account for the seven-day period.

     UV   = the unit value for the first day of the seven-day period.

Because of the charges and deductions imposed under the Contract, the yield for the Money Market Subaccount is lower than the yield for the Money Market Fund.

The current and effective yields on amounts held in the Money Market Subaccount normally fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund, the types and quality of portfolio securities held by the Money Market Fund and the Money Market Fund's operating expenses. Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

Yield calculations do not take into account the surrender charge under the Contract equal to 1% to 7% of certain purchase payments during the seven years subsequent to each payment being made. A surrender charge will not be imposed upon surrender or partial withdrawal in any Contract Year on an amount equal to 10% of the aggregate purchase payments subject to the surrender charge as of the time of the first withdrawal or surrender in that Contract Year.

Other Subaccount Yields

From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) for a Contract for 30-day or one-month periods. The annualized yield of a Subaccount refers to income generated by the Subaccount during a 30-day or one-month period and is assumed to be generated each period over a 12-month period.

The yield is computed by:

     1) dividing the net investment income of the Fund attributable to the Subaccount units less Subaccount expenses for the period; by

     2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; by

     3)   compounding that yield for a six-month period; and by

     4)   multiplying that result by 2.

Expenses attributable to the Subaccount include the annual contract fee, the asset-based administration charge and the mortality and expense risk charge. The yield calculation assumes a contract fee of $30 per year per Contract deducted at the end of each Contract Year. For purposes of calculating the 30-day or one-month yield, an average contract fee based on the average Contract Value in the Variable Account is used to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

Yield    =        2 X (((NI - ES)/(U X UV) + 1)6 - 1)

Where:

     NI = net income of the portfolio for the 30-day or one-month period attributable to the Subaccount's units.

     ES   = expenses of the Subaccount for the 30-day or one-month period.

     U    = the average number of units outstanding.

     UV = the unit value at the close (highest) of the last day in the 30-day or one-month period.

Because of the charges and deductions imposed under the Contracts, the yield for the Subaccount is lower than the yield for the corresponding Fund.

The yield on the amounts held in the Subaccounts normally fluctuates over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield is affected by the types and quality of portfolio securities held by the corresponding Fund and that Fund's operating expenses.

Yield calculations do not take into account the surrender charge under the Contract equal to 1% to 7% of certain purchase payments during the seven years subsequent to each payment being made. A surrender charge will not be imposed upon surrender or partial withdrawal in any Contract Year on an amount equal to 10% of the aggregate purchase payments subject to the surrender charge as of the time of the first withdrawal or surrender in that Contract Year.

Average Annual Total Returns

From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Subaccounts for various periods of time.

When a Subaccount or Fund has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed.

Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

Standard average annual total returns are calculated using Subaccount unit values which the Company calculates on each Valuation Day based on the performance of the Subaccount's underlying Fund, the deductions for the mortality and expense risk charge, the deductions for the asset-based administration charge and the annual Contract fee. The calculation assumes that the Contract fee is $30 per year per Contract deducted at the end of each Contract year. For purposes of calculating average annual total return, an average per-dollar per-day Contract fee attributable to the hypothetical account for the period is used. The calculation also assumes surrender of the Contract at the end of the period for the return quotation. Total returns will therefore reflect a deduction of the surrender charge for any period less than eight years. The total return is calculated according to the following formula:

         TR       =        ((ERV/P)1/N) - 1
Where:

     TR   = the average annual total return net of Subaccount recurring charges.

     ERV = the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the period.

     P    = a hypothetical initial payment of $1,000.

     N    = the number of years in the period.



From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the Variable Account or any Subaccount commenced operations. The Money Market, Bond, Balanced, and Growth & Income Stock Funds commenced operations in January, 1985. The Capital Appreciation Stock Fund commenced operations in January, 1994. The Mid-Cap Stock Fund commenced operations in May, 1999. The Emerging Growth, High Income, International Stock and Global Securities Funds commenced operations on October 31, 2000.



Performance information for the Subaccounts for periods prior to the inception of the Variable Account is calculated according to the formula shown on the previous page, based on the performance of the Funds and the assumption that the corresponding Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts.

Such average annual total return information for the Subaccounts is as follows:



                                          For the        For the            For the         For the period
                                          1-year         5-year             10-Year         from date
                                          period         period             period          of inception
                                          ended          ended              ended           of fund to
Subaccount                                12/31/99       12/31/99           12/31/99        12/31/99
----------                                --------       --------           --------        --------
Money Market                                3.07%          3.01%              3.20%           4.01%
Bond                                       -7.07%          4.55%              5.08%           6.33%
Balanced                                    6.49%         13.46%              9.84%          10.51%
Growth and Income Stock                     9.88%         22.01%             14.51%          14.30%
Capital Appreciation Stock                 17.05%         23.82%              N/A            20.47%
Mid-Cap Stock                               N/A            N/A                N/A             N/A
Emerging Growth                             N/A            N/A                N/A             N/A
High Income                                 N/A            N/A                N/A             N/A
International Stock                         N/A            N/A                N/A             N/A
Global Securities                           N/A            N/A                N/A             N/A


Other Total Returns

From time to time, sales literature or advertisements may also quote average annual total returns that do not reflect the surrender charge. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn.

Such average annual total return information for the Subaccounts is as follows:



                                           Period Since Inception
Subaccount                                  10/31/00 to 12/31/00
Money Market                                        N/A
Bond                                                N/A
Balanced                                            N/A
Bond                                                N/A
Balanced                                            N/A
Growth and Income Stock                             N/A
Capital Appreciation Stock                          N/A
Mid-Cap Stock                                       N/A
Emerging Growth                                     N/A
High Income                                         N/A
International Stock                                 N/A
Global Securities                                   N/A


The chart below corresponds to the chart on the previous page showing returns for periods prior to the date the Variable Account commenced operations, except that the chart below does not reflect the surrender charge.

Such average annual total return information for the Subaccounts is as follows:



                                   For the           For the           For the          For the period
                                   1-year            5-year            10-Year          from date
                                   period            period            period           of inception
                                   ended             ended             ended            of fund to
Subaccount                         12/31/99          12/31/99          12/31/99         12/31/99
----------                         --------          --------          --------         --------
Money Market                         3.23%             3.49%             3.20%            4.01%
Bond                                -0.76%             5.00%             5.08%            6.33%
Balanced                            12.79%            13.79%             9.84%           10.51%
Growth and Income Stock             16.18%            22.25%            14.51%           14.30%
Capital Appreciation Stock          23.35%            24.05%             N/A             20.47%
Mid-Cap Stock                        N/A               N/A               N/A              N/A
Emerging Growth                      N/A               N/A               N/A              N/A
High Income                          N/A               N/A               N/A              N/A
International Stock                  N/A               N/A               N/A              N/A
Global Securities                    N/A               N/A               N/A              N/A

The  Company may  disclose  cumulative  total  returns in  conjunction  with the
standard  formats   described  above.  The  cumulative  total  returns  will  be calculated using the following formula:

     CTR  = (ERV/P) - 1

Where:

     CTR = The cumulative total return net of Subaccount recurring charges for the period.

     ERV = The ending redeemable value of the hypothetical investment at the end of the period.

     P    = A hypothetical single payment of $1,000.

Effect of the Annual Contract Fee on Performance Data

The Contract provides for a $30 annual Contract fee to be deducted annually at the end of each Contract Year, from the Subaccounts based on the proportion of the Variable Contract Value invested in each such Subaccount. For purposes of reflecting the Contract fee in yield and total return quotations, the annual charge is converted into a per-dollar per-day charge based on the average Variable Contract Value in the Variable Account of all Contracts on the last day of the period for which quotations are provided. The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.

                            VARIABLE INCOME PAYMENTS

Assumed Investment Rate

The discussion concerning the amount of variable income payments which follows this section is based on an assumed investment rate of 3.5% per year. The assumed investment rate is used merely in order to determine the first monthly payment per thousand dollars of applied value. This rate does not bear any relationship to the actual net investment experience of the Variable Account or of any Subaccount.

Amount of Variable Income Payments

The amount of the first variable income payment to a Payee will depend on the amount (i.e., the adjusted Contract Value, the Surrender Value, the death benefit) applied to effect the variable income payment as of the Annuity Date, the income payment option selected, and the age and sex (if, applicable) of the Annuitant. The Contracts contain tables indicating the dollar amount of the first income payment under each income payment option for each $1,000 applied at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an assumed investment rate of 3.5% per year.

The portion of the first monthly variable income payment derived from a Subaccount is divided by the Income Unit value for that Subaccount (calculated as of the date of the first monthly payment). The number of such units will remain fixed during the annuity period, assuming the Payee makes no exchanges of Income Units for Income Units of another Subaccount.

In any subsequent month, for any Contract, the dollar amount of the variable income payment derived from each Subaccount is determined by multiplying the number of Income Units of that Subaccount attributable to that Contract by the value of such Income unit at the end of the Valuation Period immediately preceding the date of such payment.

The Income Unit value will increase or decrease from one payment to the next in proportion to the net investment return of the Subaccount or Subaccounts supporting the variable income payments, less an adjustment to neutralize the 3.5% assumed investment rate referred to above. Therefore, the dollar amount of income payments after the first will vary with the amount by which the net investment return of the appropriate Subaccounts is greater or less than 3.5% per year. For example, for a Contract using only one Subaccount to generate variable income payments, if that Subaccount has a cumulative net investment return of 5% over a one year period, the first income payment in the next year will be approximately 1 1/2% greater than the payment on the same date in the preceding year. If such net investment return is 1% over a one year period, the first income payment in the next year will be approximately 2 1/2 percentage points less than the payment on the same date in the preceding year. (See also "Variable Income Payments" in the Prospectus.)

Income Unit Value

The value of an Income Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Variable Contract Value" in the Prospectus.) The Income Unit value for each Subaccount's first Valuation Period was set at $100. The Income Unit value for a Subaccount is calculated for each subsequent Valuation Period by dividing (1) by (2), then multiplying this quotient by (3) and then multiplying the result by (4), where:

     (1)  is the Accumulation Unit value for the current Valuation Period;

     (2) is the Accumulation Unit value for the immediately preceding Valuation Period;

     (3) is the Income unit value for the immediately preceding Valuation Period; and

     (4) is a special factor designed to compensate for the assumed investment rate of 3.5% built into the table used to compute the first variable income payment.

The following illustrations show, by use of hypothetical examples, the method of determining the Income unit value and the amount of several variable income payments based on one Subaccount.


Illustration of Calculation of Income Unit Value

1.  Accumulation Unit value for current Valuation Period                             12.56
2.  Accumulation Unit value for immediately preceding Valuation Period               12.55
3.  Income Unit value for immediately preceding Valuation Period                    103.41
4.  Factor to compensate for the assumed investment rate of 3.5%                      0.99990575
5.  Income Unit value of current Valuation Period ((1) / (2)) x (3) x (4)           103.48

Illustration of Variable Income Payments

1.   Number of Accumulation Units at Annuity Date                                 1,000.00
2.   Accumulation Unit value                                                        $18.00
3.   Adjusted Contract Value (1)x(2)                                            $18,000.00
4.   First monthly income payment per $1,000 of adjusted Contract Value              $5.63
5.   First monthly income payment (3)x(4) , 1,000                                  $101.34
6.   Income Unit value                                                              $98.00
7.   Number of Income Units (5) , (6)                                                 1.034
8.   Assume Income Unit value for second month equal to                             $99.70
9.   Second monthly income payment (7)x(8)                                         $103.09
10.  Assume Income Uunit value for third month equal to                              $95.30
11.  Third monthly income payment (7)x(10)                                          $98.54

                                  LEGAL MATTERS

All matters relating to Iowa law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts, have been passed upon by Kevin S. Thompson, Associate Counsel of the Company.

                                     EXPERTS

The financial statements of the Variable Annuity Account as of December 31, 1999, including a statement of assets and liabilities, a statement of operations for the year then ended, a statement of changes in net assets for the years ended December 31, 1999 and 1998, and accompanying notes are included in this Statement of Additional Information. The 1999 financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report herein, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The statutory basis statements of admitted assets, liabilities and surplus of the Company as of December 31, 1999 and 1998, and the related statements of operations, changes in unassigned surplus, and cash flows for the years ended December 31, 1999, 1998, and 1997, are included in this Statement of Additional Information. The 1999 financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report herein, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The report of PricewaterhouseCoopers LLP covering the December 31, 1999, financial statements contains an explanatory paragraph that states that the Company prepared the financial statements using accounting practices prescribed or permitted by the Iowa Department of Commerce, Insurance Division, which practices differ from generally accepted accounting principles.

                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS

The audited financial statements of the Variable Account as of December 31, 1999, including a statement of assets and liabilities, a statement of operations for the year then ended, a statement of changes in net assets for the years ended December 31, 1999 and 1998, and accompanying notes, are included in this Statement of Additional Information.

The Company's statutory basis statements of admitted assets, liabilities and surplus as of December 31, 1999 and 1998, and the related statutory basis statements of operations, changes in unassigned surplus, and cash flows for the years ended December 31, 1999, 1998, and 1997, as well as the Independent Accountant's Reports, which are included in this Statement of Additional
Information, should be considered only as bearing on the Company's ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT

          Report on Audits of Financial Statements - December 31, 1999


                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                      Statements of Assets and Liabilities

                                December 31, 1999

                                                                                                       Capital

                                          Money                                    Growth and       Appreciation    Mid-Cap
                                         Market          Bond        Balanced      Income Stock         Stock        Stock
                                       Subaccount     Subaccount     Subaccount     Subaccount       Subaccount   Subaccount
Assets:                                ----------     ----------     ----------     ----------       ----------   ----------
Investments in Ultra Series Fund:
   (note 2)
Money Market Fund,
   42,288,931 shares at net asset value of
   $1.00 per share (cost $42,288,931) $42,288,931$             -- $             --$             -- $             --$             --

Bond Fund,
   7,683,188 shares at net asset value of
   $10.05 per share (cost $80,763,952)         --      77,192,120               --              --               --              --

Balanced Fund,
   20,526,307 shares at net asset value of
   $20.44 per share (cost $351,295,934)        --              --      419,471,431              --               --              --

Growth and Income Stock Fund,
   17,623,680 shares at net asset value of
   $33.58 per share (cost $453,606,758)        --              --               --     591,762,029               --              --

Capital Appreciation Stock Fund,
   11,469,593 shares at net asset value of
   $25.59 per share (cost $201,816,014)        --              --               --              --      293,507,530              --

Mid-Cap Stock Fund,
   845,419 shares at net asset value of
   $11.15 per share (cost $8,765,849)          --              --               --              --               --       9,422,814
                                       ----------      ----------      -----------     -----------      -----------       ---------
     Total assets                      42,288,931      77,192,120      419,471,431     591,762,029      293,507,530       9,422,814
                                       ----------      ----------      -----------     -----------      -----------       ---------
Liabilities:
Accrued adverse mortality and
   expense charges                         44,869          82,118          437,866         612,375          300,475           8,915
Other accrued expenses                      5,384           9,854           52,544          73,485           36,057           1,070
                                       ----------      ----------      -----------     -----------      -----------       ---------
     Total liabilities                     50,253          91,972          490,410         685,860          336,532           9,985
                                       ----------      ----------      -----------     -----------      -----------       ---------
     Net assets                       $42,238,678     $77,100,148     $418,981,021    $591,076,169     $293,170,998      $9,412,829
                                       ==========      ==========      ===========     ===========      ===========       =========
Contract owners' equity:
Contracts in accumulation period
    (note 5)                          $42,228,258     $77,094,129     $418,799,682    $590,737,672     $293,122,958      $9,412,829
Contracts in annuity payment period
   (note 2 and note 5)                     10,420           6,019          181,339         338,497           48,040              --
                                       ----------      ----------      -----------     -----------      -----------       ---------
     Total contract owners' equity    $42,238,678     $77,100,148     $418,981,021    $591,076,169     $293,170,998      $9,412,829
                                       ==========      ==========      ===========     ===========      ===========       =========
     Total units outstanding

       (note 5 and note 6)              3,485,839       6,071,064       22,086,578      21,928,818        9,927,977         835,797
                                       ==========      ==========      ===========     ===========      ===========       =========
     Net asset value per unit              $12.12          $12.70           $18.97          $26.95           $29.53          $11.26
                                       ==========      ==========      ===========     ===========      ===========       =========


See accompanying notes to financial statements.


                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 Statements of Assets and Liabilities, continued

                                December 31, 1999

                                      International          Global             Emerging              High            Developing
                                          Stock            Governments           Growth              Income             Markets
                                        Subaccount          Subaccount          Subaccount          Subaccount         Subaccount
Assets:                                 ----------          ----------          ----------          ----------         ----------
Investments in T. Rowe Price
International Fund, Inc.:
  International Stock Portfolio,
  5,081,603 shares at net asset value of
  $19.04 per share (cost $64,237,903) $96,753,712    $             --   $             --    $             --    $             --

Investments in MFS(R) Variable Insurance Trust(SM):
  Global Governments Series,
  1,186,136 shares at net asset value of
  $10.03 per share (cost $12,203,108)          --          11,896,939                 --                  --                  --

Investments in MFS(R) Variable Insurance Trust(SM):
  Emerging Growth Series,
  4,340,874 shares at net asset value of
  $37.94 per share (cost $71,452,562)          --                  --        164,692,774                  --                  --

Investments in Oppenheimer
Variable Account Funds:
  High Income Series,
  4,668,713 shares at net asset value of
  $10.72 per share (cost $52,150,556)          --                  --                 --          50,048,599                  --

Investments in Templeton
Variable Products Series Fund:
  Developing Markets Series,
  1,065,575 shares at net asset value of
  $7.74 per share (cost $7,424,880)            --                  --                 --                  --           8,247,553
                                       ----------          ----------         ----------          ----------           ---------
     Total assets                      96,753,712          11,896,939        164,692,774          50,048,599           8,247,553
                                       ----------          ----------         ----------          ----------           ---------
Liabilities
Accrued adverse mortality and
   expense charges                         96,388              12,620            153,019              52,977               8,153
Other accrued expenses                     11,567               1,514             18,362               6,357                 978
                                       ----------          ----------         ----------          ----------           ---------
     Total liabilities                    107,955              14,134            171,381              59,334               9,131
                                       ----------          ----------         ----------          ----------           ---------
     Net assets                       $96,645,757         $11,882,805       $164,521,393         $49,989,265          $8,238,422
                                       ==========          ==========         ==========          ==========           =========
Contract owners' equity:
Contracts in accumulation period
   (note 5)                           $96,611,206         $11,880,871       $164,457,558         $49,964,387          $8,238,422
Contracts in annuity payment period
   (note 2 and note 5)                     34,551               1,934             63,835              24,878                  --
                                       ----------          ----------        -----------          ----------          ----------
     Total contract owners' equity    $96,645,757         $11,882,805       $164,521,393         $49,989,265          $8,238,422
                                       ==========          ==========        ===========          ==========          ==========
     Total units outstanding

       (note 5 and note 6)              5,099,856           1,028,390          5,885,301           4,471,934           1,052,898
                                       ==========          ==========        ===========          ==========           =========
     Net asset value per unit              $18.95              $11.55             $27.95              $11.18               $7.82
                                       ==========          ==========        ===========          ==========           =========

See accompanying notes to financial statements.


                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                            Statements of Operations

                          Year Ended December 31, 1999

                                                                                                           Capital

                                          Money                                          Growth and     Appreciation       Mid-Cap
                                         Market            Bond          Balanced       Income Stock        Stock           Stock
Investment income (loss):              Subaccount       Subaccount      Subaccount       Subaccount      Subaccount      Subaccount*
                                       ----------       ----------      ----------       ----------      ----------      -----------
  Dividend income                      $1,522,055      $4,277,081      $10,169,612      $5,124,994         $226,205        $10,882
  Adverse mortality and expense charges
   (note 3)                              (402,770)       (867,332)      (4,505,676)     (6,533,293)      (3,016,735)       (35,716)
  Administrative charges                  (48,332)       (104,080)        (540,681)       (783,995)        (362,008)        (4,286)
                                       ----------       ---------       ----------      ----------       ----------       --------
  Net investment income (loss)          1,070,953       3,305,669        5,123,255      (2,192,294)      (3,152,538)       (29,120)
                                       ----------       ---------       ----------      ----------       ----------       --------
Realized and unrealized gain (loss)
  on investments:
  Realized gain (loss) on security
   transactions:
   Capital gain distributions                  --             932        9,279,868      34,833,810       22,666,544         161,382
   Proceeds from sale of securities    31,971,511       2,664,667        3,751,858       5,608,783        3,268,059         170,297
   Cost of securities sold            (31,971,511)     (2,704,864)      (3,104,055)     (4,019,449)      (2,206,505)       (165,867)
                                       ----------       ---------       ----------      ----------       ----------        --------
   Net realized gain (loss) on security
    transactions                               --         (39,265)       9,927,671      36,423,144       23,728,098         165,812
  Net change in unrealized appreciation
   or depreciation on investments              --      (3,692,698)      28,064,336      39,831,071       32,577,970         656,965
                                       ----------       ---------       ----------      ----------       ----------        --------
   Net gain (loss) on investments              --      (3,731,963)      37,992,007      76,254,215       56,306,068         822,777
                                       ----------       ---------        ---------      ----------       ----------        --------
Net increase (decrease) in net assets
  resulting from operations            $1,070,953       ($426,294)     $43,115,262     $74,061,921      $53,153,530        $793,657
                                       ==========       =========       ==========      ==========       ==========        ========

                                      International       Global         Emerging           High         Developing
                                          Stock         Governments       Growth           Income          Markets
Investment income (loss):              Subaccount       Subaccount      Subaccount       Subaccount      Subaccount
                                       ----------       ----------      ----------       ----------      ----------
  Dividend income                        $349,630        $704,569       $       --      $2,912,591          $59,822
  Adverse mortality and expense charges
   (note 3)                              (955,515)       (156,137)      (1,275,520)       (577,108)         (74,634)
  Administrative charges                 (114,662)        (18,736)        (153,062)        (69,253)          (8,956)
                                       ----------        --------       ----------       ---------        ---------
  Net investment income (loss)           (720,547)        529,696       (1,428,582)      2,266,230          (23,768)
                                       ----------        --------       ----------       ---------        ---------
Realized and unrealized gain (loss)
  on investments:
  Realized gain (loss) on security
   transactions:
   Capital gain distributions           1,098,836              --               --              --               --
   Proceeds from sale of securities     3,441,993       1,928,284        2,948,887       2,496,815          675,899
   Cost of securities sold             (2,827,743)     (1,928,216)      (1,811,377)     (2,623,502)        (739,788)
                                       ----------        --------       ----------       ---------        ---------
   Net realized gain (loss) on security
    transactions                        1,713,086              68        1,137,510        (126,687)         (63,889)
  Net change in unrealized appreciation
   or depreciation on investments      22,008,904      (1,022,529)      69,201,365      (1,022,154)       2,636,489
                                       ----------        --------       ----------       ---------        ---------
   Net gain (loss) on investments      23,721,990      (1,022,461)      70,338,875      (1,148,841)       2,572,600
                                       ----------        --------       ----------       ---------        ---------
Net increase (decrease) in net assets
  resulting from operations           $23,001,443       ($492,765)     $68,910,293      $1,117,389       $2,548,832
                                       ==========        ========       ==========       =========        =========

See accompanying notes to financial statements.

*The data is for the period beginning May 1, 1999 (date of initial activity).


                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                       Statements of Changes in Net Assets

                     Years Ended December 31, 1999 and 1998

                                                 MONEY MARKET SUBACCOUNT                                 BOND SUBACCOUNT
Operations:                                    1999                  1998                          1999                  1998
                                               ----                  ----                          ----                  ----
  Net investment income (loss)            $1,070,953              $703,868                     $3,305,669            $2,254,028
  Net realized gain (loss) on
   security transactions                          --                    --                        (39,265)               57,978
  Net change in unrealized appreciation
   or depreciation on investments                 --                    --                     (3,692,698)             (318,903)
                                         -----------           -----------                    -----------           -----------
    Change in net assets from operations   1,070,953               703,868                       (426,294)            1,993,103
                                         -----------           -----------                    -----------           -----------
Capital unit transactions (note 5):

  Proceeds from sales of units           108,025,036            94,300,896                     71,191,403            54,431,468
  Cost of units repurchased              (93,597,976)          (85,815,744)                   (51,892,110)          (31,471,803)
  Actuarial adjustments for mortality
   experience on annuities in payment period     214                 1,043                            536                    --
  Annuity benefit payments                      (815)                 (565)                          (283)                   --
                                         -----------           -----------                    -----------           -----------
   Change in net assets from capital
    unit transactions                     14,426,459             8,485,630                     19,299,546            22,959,665
                                         -----------           -----------                    -----------           -----------
Increase (decrease) in net assets         15,497,412             9,189,498                     18,873,252            24,952,768
Net assets:
  Beginning of period                     26,741,266            17,551,768                     58,226,896            33,274,128
                                         -----------           -----------                    -----------           -----------
  End of period                          $42,238,678           $26,741,266                    $77,100,148           $58,226,896
                                         ===========           ===========                    ===========           ===========


                                                   BALANCED SUBACCOUNT                         GROWTH AND INCOME STOCK SUBACCOUNT
Operations:                                    1999                  1998                          1999                  1998
                                               ----                  ----                          ----                  ----
  Net investment income (loss)            $5,123,255            $4,495,569                    ($2,192,294)            ($729,501)
  Net realized gain (loss) on
   security transactions                   9,927,671               301,386                     36,423,144            16,746,571
  Net change in unrealized appreciation
   or depreciation on investments         28,064,336            22,339,305                     39,831,071            36,859,343
                                         -----------           -----------                    -----------            ----------
    Change in net assets from operations  43,115,262            27,136,260                     74,061,921            52,876,413
                                         -----------           -----------                    -----------            ----------
Capital unit transactions (note 5):

  Proceeds from sale of units            253,387,516           201,699,655                    324,474,244           259,426,762
  Cost of units repurchased             (174,777,068)         (116,452,760)                  (237,335,322)         (164,872,612)
  Actuarial adjustments for mortality
   experience on annuities in payment period   3,206                 5,666                          8,597                24,088
  Annuity benefit payments                   (25,514)               (8,767)                       (38,478)              (23,863)
                                         -----------           -----------                    -----------            ----------
   Change in net assets from capital
    unit transactions                     78,588,140            85,243,794                     87,109,041            94,554,375
                                         -----------           -----------                    -----------            ----------
Increase (decrease) in net assets        121,703,402           112,380,054                    161,170,962           147,430,788
Net assets:
  Beginning of period                    297,277,619           184,897,565                    429,905,207           282,474,419
                                         -----------           -----------                    -----------            ----------
  End of period                         $418,981,021          $297,277,619                   $591,076,169          $429,905,207
                                         ===========           ===========                    ===========            ==========

See accompanying notes to financial statements.


                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 Statements of Changes in Net Assets, continued

                     Years Ended December 31, 1999 and 1998

                                          CAPITAL APPRECIATION STOCK SUBACCOUNT                     MID-CAP STOCK SUBACCOUNT
Operations:                                    1999                  1998                          1999*
                                               ----                  ----                          -----
  Net investment income (loss)           ($3,152,538)          ($1,822,377)                      ($29,120)
  Net realized gain (loss) on
   security transactions                  23,728,098             5,406,078                        165,812
  Net change in unrealized appreciation
   or depreciation on investments         32,577,970            26,215,883                        656,965
                                         -----------           -----------                     ----------
    Change in net assets from operations  53,153,530            29,799,584                        793,657
                                         -----------           -----------                     ----------
Capital unit transactions (note 5):

  Proceeds from sales of units           176,946,680           144,717,642                      9,591,635
  Cost of units repurchased             (142,267,223)         (104,154,942)                      (972,463)
  Actuarial adjustments for mortality
   experience on annuities in payment period     (40)                1,604                             --
  Annuity benefit payments                    (3,690)               (2,040)                            --
                                         -----------           -----------                     ----------
   Change in net assets from capital
    unit transactions                     34,675,727            40,562,264                      8,619,172
                                         -----------           -----------                     ----------
  Increase (decrease) in net assets       87,829,257            70,361,848                      9,412,829
Net assets:
  Beginning of period                    205,341,741           134,979,893                             --
                                         -----------           -----------                     ----------
  End of period                         $293,170,998          $205,341,741                     $9,412,829
                                         ===========           ===========                     ==========


                                             INTERNATIONAL STOCK SUBACCOUNT                      GLOBALGOVERNMENTS SUBACCOUNT
Operations:                                    1999                  1998                          1999                  1998
                                               ----                  ----                          ----                  ----
  Net investment income (loss)             ($720,547)             $217,383                       $529,696              ($20,398)
  Net realized gain (loss) on
   security transactions                   1,713,086               179,367                             68                26,108
  Net change in unrealized appreciation
   or depreciation on investments         22,008,904             7,712,376                     (1,022,529)              812,043
                                          ----------            ----------                     ----------            ----------
    Change in net assets from operations  23,001,443             8,109,126                       (492,765)              817,753
                                          ----------            ----------                     ----------            ----------
Capital unit transactions (note 5):

  Proceeds from sale of units             75,751,302            69,543,570                     12,623,162            12,632,833
  Cost of units repurchased              (73,522,825)          (61,375,314)                   (13,481,702)          (14,130,911)
  Actuarial adjustments for mortality
   experience on annuities in payment period     150                 1,013                             13                   163
  Annuity benefit payments                    (2,564)               (1,418)                          (186)                  (95)
                                          ----------            ----------                     ----------            ----------
   Change in net assets from capital
    unit transactions                      2,226,063             8,167,851                       (858,713)           (1,498,010)
                                          ----------            ----------                     ----------            ----------
Increase (decrease) in net assets         25,227,506            16,276,977                     (1,351,478)             (680,257)
Net assets:
  Beginning of period                     71,418,251            55,141,274                     13,234,283            13,914,540
                                          ----------            ----------                     ----------            ----------
  End of period                          $96,645,757           $71,418,251                    $11,882,805           $13,234,283
                                          ==========            ==========                     ==========            ==========

See accompanying notes to financial statements.

*The data is for the period beginning May 1, 1999 (date of initial activity).


                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 Statements of Changes in Net Assets, continued

                     Years Ended December 31, 1999 and 1998

                                              EMERGING GROWTH SUBACCOUNT                            HIGH INCOME SUBACCOUNT
Operations:                                    1999                  1998                          1999                  1998
                                               ----                  ----                          ----                  ----
  Net investment income (loss)           ($1,428,582)            ($360,514)                    $2,266,230              $522,625
  Net realized gain (loss) on
   security transactions                   1,137,510               201,695                       (126,687)              (32,367)
  Net change in unrealized appreciation
   or depreciation on investments         69,201,365            17,967,979                     (1,022,154)           (1,183,574)
                                         -----------            ----------                     ----------            ----------
    Change in net assets from operations  68,910,293            17,809,160                      1,117,389              (693,316)
                                         -----------            ----------                     ----------            ----------
Capital unit transactions (note 5):

  Proceeds from sales of units            88,662,009            66,101,724                     42,750,865            40,076,447
  Cost of units repurchased              (74,742,597)          (47,694,150)                   (32,579,557)          (14,246,691)
  Actuarial adjustments for mortality
   experience on annuities in payment period     254                 2,039                           (243)                  616
  Annuity benefit payments                    (3,421)               (1,964)                        (6,484)                 (844)
                                         -----------            ----------                     ----------            ----------
   Change in net assets from capital
    unit transactions                     13,916,245            18,407,649                     10,164,581            25,829,528
                                         -----------            ----------                     ----------            ----------
  Increase (decrease) in net assets       82,826,538            36,216,809                     11,281,970            25,136,212
Net assets:
  Beginning of period                     81,694,855            45,478,046                     38,707,295            13,571,083
                                         -----------            ----------                     ----------            ----------
  End of period                         $164,521,393           $81,694,855                    $49,989,265           $38,707,295
                                         ===========            ==========                     ==========            ==========


                                             DEVELOPING MARKETS SUBACCOUNT
Operations:                                    1999                  1998
                                               ----                  ----
  Net investment income (loss)              ($23,768)              $28,189
  Net realized gain (loss) on
   security transactions                     (63,889)             (254,209)
  Net change in unrealized appreciation
   or depreciation on investments          2,636,489              (665,933)
                                           ---------             ---------
    Change in net assets from operations   2,548,832              (891,953)
                                           ---------             ---------
Capital unit transactions (note 5):

  Proceeds from sales of units             5,286,209             4,921,625
  Cost of units repurchased               (4,090,271)           (2,583,701)
  Actuarial adjustments for mortality
   experience on annuities in payment period      --                    --
  Annuity benefit payments                        --                    --
                                           ---------             ---------
   Change in net assets from capital
    unit transactions                      1,195,938             2,337,924
                                           ---------             ---------
  Increase (decrease) in net assets        3,744,770             1,445,971
Net assets:
  Beginning of period                      4,493,652             3,047,681
                                           ---------             ---------
  End of period                           $8,238,422            $4,493,652
                                           =========             =========

See accompanying notes to financial statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                          Notes to Financial Statements

(1)  Organization

     The CUNA Mutual Life Variable Annuity Account (the Variable Account) is a unit investment trust registered under the Investment Company Act of 1940 with the Securities and Exchange Commission (SEC). The Variable Account was established as a separate investment account within CUNA Mutual Life Insurance Company (the Company) to receive and invest net premiums paid under variable annuity contracts (Contracts).

     Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Variable Account are available to cover the general liabilities of the Company only to the extent that the Variable Account's assets exceed its liabilities arising under the Contracts. The Company has the right to transfer to the general account any assets of the Variable Account which are in excess of reserves and other contract liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

(2)  Significant Accounting Policies

     Investments

     The Variable Account currently is divided into eleven subaccounts but may, in the future, include additional subaccounts. Each subaccount invests exclusively in shares of a single underlying fund. (The term fund is used to mean an investment portfolio sometimes called a fund, i.e., Ultra Series Fund (Class Z shares), T. Rowe Price International Fund, Inc., MFS(R) Variable Insurance TrustSM, Oppenheimer Variable Account Funds, Templeton Variable Products Series Fund, or any other open-end management investment company or unit investment trust in which a subaccount invests.) The income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.

     The Variable Account invests in shares of Ultra Series Fund, T. Rowe Price International Fund, Inc., MFS(R) Variable Insurance TrustSM, Oppenheimer Variable Account Funds, and Templeton Variable Products Series Fund. Each is a management investment company of the series type with one or more funds. Each is registered with the SEC as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the companies or their funds by the SEC.

     The Ultra Series Fund currently has six funds available as investment options under the Contracts. The T. Rowe Price International Series, Inc. has one fund available as an investment option under the Contracts, the MFS Variable Insurance Trust has two funds available as investment options under the Contracts, the Oppenheimer Variable Account Funds has one fund available as an investment option under the Contracts and the Templeton
     Variable Products Series Fund has one fund available as an investment option under the Contracts. The Ultra Series Fund, MFS Variable Insurance Trust, Oppenheimer Variable Account Funds and Templeton Variable Products Series Fund also have other funds that are not available under the Contracts. All five investment companies may, in the future, create additional funds or classes that may or may not be available as investment options under the Contracts. Each fund has its own investment objective and the income, gains and losses for each fund are determined separately for that fund or class.

     CIMCO Inc. (CIMCO) serves as the investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Ultra Series Fund. The Company owns one half of CIMCO's outstanding stock and one half is owned indirectly by CUNA Mutual Insurance Society.

     Rowe Price-Fleming International, Inc. (RPFI) serves as the investment adviser to the International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of T. Rowe Price International Fund, Inc.

     Massachusetts Financial Services Company (MFS) serves as the investment adviser to the MFS Global Governments Series (formerly known as the MFS World Governments Series) and Emerging Growth Series and manages their assets in accordance with general policies and guidelines established by the board of trustees of MFS(R) Variable Insurance TrustSM.

     OppenheimerFunds, Inc. (the Manager) serves as the investment adviser to the Oppenheimer High Income Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Oppenheimer Variable Account Funds.

     Templeton Asset Management Ltd. serves as the investment adviser to the Templeton Developing Markets Fund: Class 2 and manages its assets and makes its investments decisions.

     The assets of each fund are held separate from the assets of the other funds, and each fund is offered at a price equal to its respective net asset value per share, without sales charge. Dividends and capital gain distributions from each fund are reinvested in that fund. Investments in shares of the funds are stated at market value which is the net asset value per share as determined by the funds. Realized gains and losses from security transactions are reported on an average cost basis. Dividend income is recorded on the ex-dividend date.

     Federal Income Taxes

     Currently, no charge is made against the Variable Account for any federal, state or local taxes (other than premium taxes) that the Company incurs or that may be attributable to the Variable Account or the Contracts. The Company may, however, make such a charge in the future from surrender value, death benefits or annuity payments, as appropriate. Such taxes may include taxes (levied by any government entity) which the Company determines to have resulted from: (1) the establishment or maintenance of the Variable Account, (2) receipt by the Company of purchase payments, (3) issuance of the Contracts, or (4) the payment of annuity payments.

     Annuity Reserves

     Annuity reserves are computed for contracts in the payout stage according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5%. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if reserves exceed amounts required, transfers may be made to the insurance company.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3)  Fees and Charges

     Contract Charges

     Surrender Charge (Contingent Deferred Sales Charge). At the time purchase payments are paid, no charge is deducted for sales expenses. However, a surrender charge is deducted upon surrender or partial withdrawal of purchase payments within 7 years of their being paid and, in certain circumstances, upon payment of a death benefit or the election of certain annuity payment options.

     For purchase payments withdrawn or surrendered within one year of having been paid, the charge is 7% of the amount of the payment withdrawn or surrendered. The surrender charge decreases by 1% for each full year that has elapsed since the purchase payment was made. No surrender charge is assessed upon the withdrawal or surrender of the contract value in excess of aggregate purchase payments or on purchase payments made more than 7 years prior to the withdrawal or surrender.

     Subject to certain restrictions for the first partial withdrawal (or surrender) in each contract year, an amount equal to 10% of aggregate purchase payments subject to a surrender charge (as of the time of withdrawal or surrender) may be surrendered without a surrender charge. The surrender charge also may be waived in certain circumstances as provided in the Contracts.

     Annual Contract Fee. On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts an annual contract fee of $30 from the variable contract value. After the annuity date, the Company deducts this fee from variable annuity payments. A pro-rated portion of the fee is deducted upon annuitization of a Contract except on a contract anniversary.

     Transfer Fee. No charge is made for transfers. However, the Company reserves the right to charge $10 for the 13th and each subsequent transfer during a Contract year.

     Premium Taxes. If state or other premium taxes are applicable to a Contract, they will be deducted either: (a) from purchase payments as they are received, (b) from contract value upon surrender or partial withdrawal,
     (c) upon application of adjusted contract value to an annuity payment option, or (d) upon payment of a death benefit. The Company, however, reserves the right to deduct premium taxes at the time it pays such taxes.

     Variable Account Charges

     Mortality and Expense Risk Charge. The Company deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. The charge is deducted from the assets of the Variable Account at an annual rate of 1.25% (approximately 0.85% for mortality risk and 0.40% for expense risks).

     Asset-Based Administration Charge. The Company deducts a daily administration charge to compensate it for certain expenses it incurs in administration of the Contract. The charge is deducted from the assets of the Variable Account at an annual rate of 0.15%.

(4)  Investment Transactions

     The  cost  of  shares   purchased,   including   reinvestment  of  dividend
     distributions, during the year ended December 31, 1999, was as follows:

     Money Market Fund............................................ $47,509,252
     Bond Fund.................................................... 25,340,633
     Balanced Fund................................................ 97,121,035
     Growth and Income Stock Fund.................................125,881,974
     Capital Appreciation Stock Fund.............................. 57,717,680
     Mid-Cap Stock Fund...........................................  8,931,715
     International Stock Portfolio................................  6,127,083
     Global Governments Series....................................  1,608,359
     Emerging Growth Series....................................... 15,577,084
     High Income Fund............................................. 14,972,248
     Developing Markets Fund......................................  1,855,486

(5)............................................................Accumulation Unit
Activity from Contract Transactions

     Transactions in accumulation units of each subaccount of the Variable Account for the years ended December 31, 1999 and 1998, were as follows:


                                                                                                        Capital

                                              Money                                      Growth and    Appreciation       Mid-Cap
                                             Market          Bond          Balanced     Income Stock       Stock           Stock
                                           Subaccount     Subaccount      Subaccount     Subaccount     Subaccount      Subaccount
                                           ----------     ----------      ----------     ----------     ----------      ----------
Units for contracts in accumulation period:

Outstanding at December 31, 1997           1,551,829       2,725,770     12,307,622     14,176,543       6,732,473            --
Sold                                       8,181,344       4,340,906     12,797,304     12,088,415       6,677,442            --
Repurchased                               (7,453,236)     (2,512,411)    (7,416,551)    (7,720,236)     (4,825,236)           --
                                           ---------       ---------      ---------      ---------        --------      --------
Outstanding at December 31, 1998           2,279,937       4,554,265     17,688,375     18,544,722       8,584,679            --
Sold                                       9,061,675       5,596,028     14,144,468     12,580,706       6,829,980       928,691
Repurchased                               (7,856,633)     (4,079,703)    (9,755,824)    (9,209,170)     (5,488,309)      (92,894)
                                           ---------       ---------      ---------      ---------       ---------      --------
Outstanding at December 31, 1999           3,484,979       6,070,590     22,077,019     21,916,258       9,926,350       835,797
                                           ---------       ---------      ---------      ---------       ---------      --------

Units for annuitized contracts:
Outstanding at December 31, 1997                  --              --          3,394          9,339             248            --
Sold                                             851              --          3,734          3,012           1,610            --
Repurchased                                      (49)             --           (560)        (1,116)            (95)           --
                                           ---------       ---------      ---------      ---------       ---------      --------
Outstanding at December 31, 1998                 802              --          6,568         11,235           1,763            --
Sold                                             129             496          4,636          2,914              10            --
Repurchased                                      (71)            (22)        (1,645)        (1,589)           (146)           --
                                           ---------       ---------      ---------      ---------       ---------      --------
Outstanding at December 31, 1999                 860             474          9,559         12,560           1,627            --
                                           ---------       ---------      ---------      ---------       ---------      --------

Total units outstanding December 31, 1999  3,485,839       6,071,064     22,086,578     21,928,818       9,927,977       835,797
                                           =========       =========      =========      =========       =========      ========


                                                 International      Global          Emerging         High        Developing
                                                     Stock        Governments        Growth         Income         Markets
Units for contracts in accumulation period:       Subaccount      Subaccount       Subaccount     Subaccount     Subaccount
                                                  ----------      ----------       ----------     ----------     ----------
Outstanding at December 31, 1997                  4,373,475        1,232,126       3,752,045      1,234,868         458,727
Sold                                              5,084,334        1,096,046       4,842,925      3,628,181         896,126
Repurchased                                      (4,503,797)      (1,227,192)     (3,503,194)    (1,303,283)       (486,052)
                                                  ---------        ---------       ---------      ---------       ---------
Outstanding at December 31, 1998                  4,954,012        1,100,980       5,091,776      3,559,766         868,801
Sold                                              4,987,211        1,075,683       4,879,364      3,836,333         826,182
Repurchased                                      (4,843,190)      (1,148,440)     (4,088,123)    (2,926,390)       (642,085)
                                                  ---------        ---------       ---------      ---------       ---------
Outstanding at December 31, 1999                  5,098,033        1,028,223       5,883,017      4,469,709       1,052,898
                                                  ---------        ---------       ---------      ---------       ---------

Units for annuitized contracts:
Outstanding at December 31, 1997                         --               --           1,491             --              --
Sold                                                  2,090              190           1,112          1,617              --
Repurchased                                            (106)              (8)           (143)           (78)             --
                                                  ---------        ---------       ---------      ---------       ---------
Outstanding at December 31, 1998                      1,984              182           2,460          1,539              --
Sold                                                     13                1              15          1,433              --
Repurchased                                            (174)             (16)           (191)          (747)             --
                                                  ---------        ---------       ---------      ---------       ---------
Outstanding at December 31, 1999                      1,823              167           2,284          2,225              --
                                                  ---------        ---------       ---------      ---------       ---------

Total units outstanding December 31, 1999         5,099,856        1,028,390       5,885,301      4,471,934       1,052,898
                                                  =========        =========       =========      =========       =========

(6)  Condensed Financial Information

     The table below gives per unit information about the financial history of each subaccount for each period.


                                              Money Market                Bond                  Balanced             Growth & Income
                                               Subaccount              Subaccount              Subaccount           Stock Subaccount
     Unit value:                             1999       1998         1999       1998         1999       1998         1999       1998
                                             ----       ----         ----       ----         ----       ----         ----       ----
       Beginning of period                 $11.72     $11.31       $12.79     $12.21       $16.80     $15.02       $23.17     $19.91

       End of period                        12.12      11.72        12.70      12.79        18.97      16.80        26.95      23.17

     Percentage increase (decrease)
       in unit value during  period         3.41%      3.63%      (0.70%)      4.75%       12.92%     11.85%       16.31%     16.37%

     Number of units outstanding
       at end of period                 3,485,839  2,280,739    6,071,064  4,554,265   22,086,578 17,694,943   21,928,818 18,555,957

                                          Capital Appreciation           Mid-Cap              International       Global Governments
                                            Stock Subaccount        Stock Subaccount        Stock Subaccount           Subaccount
                                            ----------------        ----------------        ----------------           ----------
     Unit value:                             1999       1998         1999*                   1999       1998         1999       1998
                                             ----       ----         -----                   ----       ----         ----       ----
       Beginning of period                 $23.91     $20.05       $10.00                  $14.41     $12.61       $12.02     $11.29

       End of period                        29.53      23.91        11.26                   18.95      14.41        11.55      12.02

     Percentage increase (decrease)
       in unit value during  period        23.50%     19.25%       12.60%**                31.51%     14.27%      (3.91%)      6.47%

     Number of units outstanding
       at end of period                 9,927,977  8,586,442      835,797               5,099,856  4,955,996    1,028,390  1,101,162


      *1999 data is for the eight-month period ended December 31, 1999. **Not annualized.


                                             Emerging Growth           High Income         Developing Markets
                                               Subaccount              Subaccount              Subaccount
     Unit value:                             1999       1998         1999       1998         1999       1998
                                             ----       ----         ----       ----         ----       ----
       Beginning of period                 $16.04     $12.12       $10.87     $10.99        $5.17      $6.64

       End of period                        27.95      16.04        11.18      10.87         7.82       5.17

     Percentage increase (decrease)
       in unit value during  period        74.25%     32.34%        2.85%    (1.09%)       51.26%   (22.14%)

     Number of units outstanding
       at end of period                 5,885,301  5,094,236    4,471,934  3,561,305    1,052,898    868,801

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                        Report of Independent Accountants

To the Board of Directors of CUNA Mutual Life Insurance Company and Contract Owners of CUNA Mutual Life Variable Annuity Account

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the CUNA Mutual Life Variable Annuity Account (comprising, respectively, the Money Market, Bond, Balanced, Growth and Income Stock, Capital Appreciation Stock, Mid-Cap Stock, International Stock, Global Governments, Emerging Growth, High Income and the Developing Markets Subaccounts) as of December 31, 1999, the results of each of their operations and the changes in each of their net assets for the year or the period then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of CUNA Mutual Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included direct confirmation of the number of shares owned at December 31, 1999 with Ultra Series Fund, T. Rowe Price International Series, Inc., MFS Variable Insurance Trust, Oppenheimer High Income Fund and Templeton Developing Markets Fund, provide a reasonable basis for the opinion expressed above. The financial statements of the CUNA Mutual Life Variable Annuity Account as of December 31, 1998 and for the period then ended were audited by other independent accountants whose report dated February 5, 1999 expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
February 11, 2000

                          Independent Auditors' Report

The Board of Directors

CUNA Mutual  Life  Insurance  Company  and  Contract  Owners of CUNA Mutual Life
     Variable Annuity Account:

We have audited the statements of changes in net assets and the condensed financial information of Capital Appreciation Stock Subaccount, Growth and Income Stock Subaccount, Balanced Subaccount, Bond Subaccount, Money Market Subaccount, International Stock Subaccount, World Governments Subaccount, Emerging Growth Subaccount, High Income Subaccount, and Developing Markets Subaccount of CUNA Mutual Life Variable Annuity Account for the year ended December 31, 1998. These financial statements and condensed financial information are the responsibility of the Accounts' management. Our responsibility is to express an opinion on these financial statements and condensed financial information based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and condensed financial information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and condensed financial information referred to above present fairly, in all material respects, the results of operations and condensed financial information of Capital Appreciation Stock Subaccount, Growth and Income Stock Subaccount, Balanced Subaccount, Bond
Subaccount, Money Market Subaccount, International Stock Subaccount, World Governments Subaccount, Emerging Growth Subaccount, High Income Subaccount, and Developing Markets Subaccount of CUNA Mutual Life Variable Annuity Account for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

KPMG LLP
Des Moines, Iowa
February 5, 1999

                       CUNA Mutual Life Insurance Company
                   Report on Audits of Financial Statements -
                                 Statutory Basis
              For the Years Ended December 31, 1999, 1998 and 1997

                        Report of Independent Accountants

The Board of Directors
CUNA Mutual Life Insurance Company:

We have audited the accompanying statutory statement of admitted assets, liabilities and surplus of CUNA Mutual Life Insurance Company (the "Company") as of December 31, 1999, and the related statutory statements of operations, changes in surplus and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statutory financial statements of the Company as of December 31, 1998, and for each of the two years in the period then ended were audited by other independent accountants whose report dated March 19, 1999, expressed an unqualified opinion on those statements as to conformity with the basis of accounting described in Note 2. The other independent accountants also expressed an adverse opinion with regard to accounting principles generally accepted in the United States, as a result of the material differences between the basis of accounting described in Note 2 and accounting principles generally accepted in the United States.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Iowa Department of Commerce, Insurance Division, which practices differ from accounting principles generally accepted in the United States. The effects on the 1998 and 1997 financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles are also described in Note 2. The effects of such variances on the 1999 financial statements, although not reasonably determinable as of this date, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of the Company as of December 31, 1999, or the results of its operations or its cash flows for the year then ended.

In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 1999, and the results of its operations and its cash flows for the year then ended, on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of forming an opinion on the basic statutory financial statements taken as a whole. The accompanying Supplemental Schedule of Assets and Liabilities of the Company as of December 31, 1999, and for the year then ended, is presented for purposes of additional analysis and is not a required part of the basic statutory financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic statutory financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statutory financial statements taken as a whole.

March 31, 2000
PricewaterhouseCoopers LLP
Milwaukee, Wisconsin

KPMG Report


                       CUNA MUTUAL LIFE INSURANCE COMPANY

  Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus
                           December 31, 1999 and 1998

                                 (in thousands)
Admitted Assets                                                1999                     1998
---------------                                                ----                     ----
Investments:
  Bonds and notes                                            1,509,325               $1,517,147
  Stocks
     Preferred                                                      41                       71
     Common                                                     82,086                   77,036
  Mortgage loans on real estate                                325,603                  306,037
  Real estate                                                   58,746                   62,345
  Policy loans                                                 101,830                  101,569
  Other invested assets                                         18,311                   16,799
  Receivable for securities                                      7,250                   19,886
  Cash and short-term investments                               87,518                   74,740
-----------------------------------------------------------------------------------------------
Total cash and investments                                   2,190,710                2,175,630

Premiums receivable                                             16,274                   15,147
Accrued investment income                                       26,680                   28,005
Electronic data processing equipment
  at cost, less accumulated depreciation
  (1999 - 7,070; 1998 - 6,744)
                                                                 1,610                    2,230
Receivable from affiliates                                      12,169                    8,121
Other assets                                                     1,685                    2,295
Separate accounts                                            2,611,459                1,830,012
-----------------------------------------------------------------------------------------------

Total admitted assets                                       $4,860,587               $4,061,440
-----------------------------------------------------------------------------------------------


                         Liabilities and Surplus              1999                     1998
                         -----------------------              ----                     ----
Liabilities:
  Policy reserves:
     Life insurance and annuity contracts                   $1,649,573               $1,672,272
     Accident and health insurance                              14,106                   12,611
  Supplementary contracts without life contingencies            80,747                   76,131
  Policyholders' dividend accumulation                         157,858                  156,216
  Policy and contract claims                                    10,373                    9,850
  Other policyholders' funds

     Dividends payable to policyholders                         25,190                   24,450
     Premiums and other deposit funds                            3,573                    4,194
  Interest maintenance reserve                                   3,482                    5,694
  Payable to affiliates                                         17,959                   13,525
  Amounts held for others                                       18,952                   18,923
  Commissions, expenses, taxes, licenses and fees accrued       17,728                   14,594
  Asset valuation reserve                                       56,762                   48,395
  Loss contingency reserve for investments                       5,800                    5,800
  Federal income taxes due and accrued                          15,906                    5,025
  Note payable                                                   1,300                    1,300
  Payable for securities                                         2,887                    2,031
  Other liabilities                                                577                       83
  Separate accounts                                          2,555,312                1,784,589
-----------------------------------------------------------------------------------------------


                       CUNA MUTUAL LIFE INSURANCE COMPANY
                    Statutory Statements of Admitted Assets,
                       Liabilities and Capital and Surplus

                     December 31, 1999 and 1998 (continued)

                                 (in thousands)

                         Liabilities and Surplus              1999                       1998
                         -----------------------              ----                       ----
Total liabilities                                             4,638,085               3,855,683
-----------------------------------------------------------------------------------------------

Surplus:
  Unassigned surplus                                            222,502                 205,757
-----------------------------------------------------------------------------------------------

Total surplus                                                   222,502                 205,757
-----------------------------------------------------------------------------------------------

Total liabilities and surplus                                $4,860,587              $4,061,440
-----------------------------------------------------------------------------------------------

See accompanying notes to statutory financial statements.



                       CUNA MUTUAL LIFE INSURANCE COMPANY

                       Statutory Statements of Operations
                  Years Ended December 31, 1999, 1998 and 1997
                                 (in thousands)

                                                              1999                    1998             1997
                                                              ----                    ----             ----
Income:
  Premiums and other considerations:
    Life and annuity contracts                               $515,917                $466,203        $414,724
    Accident and health                                        21,892                  18,292          14,886
    Supplementary contracts and dividend accumulations         38,294                  43,547          44,194
    Other deposit funds                                       254,015                 159,786         114,825
  Net investment income                                       148,915                 148,998         168,192
  Reinsurance commissions                                       8,661                   7,871           9,601
  Separate accounts income and fees                            22,723                  15,892           9,907
  Other income                                                  6,362                  5,760            5,840
-------------------------------------------------------------------------------------------------------------

Total income                                                1,016,779                 866,349         782,169
-------------------------------------------------------------------------------------------------------------

Benefits and Expenses:
  Death and annuity benefits                                  224,978                 123,982          86,525
  Surrender benefits                                          207,924                 189,343         176,291
  Payments on supplementary contracts without life
    contingencies and dividend accumulations                   41,862                  47,431          44,747
  Other benefits to policyholders and beneficiaries            20,494                  18,244          17,509
  Decrease in policy reserves - life and annuity
    contracts and accident and health insurance               (21,204)                (76,839)        (78,148)
  Increase in liabilities for supplementary contracts
    without life contingencies and policyholders' dividend
     accumulations                                              6,271                   5,687           6,954
  Decrease in group annuity reserves                             (523)                   (225)             (2)
  Increase in benefit fund                                        902                    870           3,975
  General insurance expenses, including cost of collection
    in excess of loading on due and deferred premiums and
    other expenses                                             64,451                  60,126          60,722
  Insurance taxes, licenses, fees and commissions              59,186                  49,305          43,956
  Net transfers to separate accounts                          367,835                 408,384         369,788
-------------------------------------------------------------------------------------------------------------

Total benefits and expenses                                   972,176                 826,308         732,317
-------------------------------------------------------------------------------------------------------------

Income before dividends to policyholders, federal
  income taxes, and net realized capital gains                 44,603                  40,041          49,852
Dividends to policyholders                                     25,107                  24,441          23,670
-------------------------------------------------------------------------------------------------------------

Income before federal income taxes and
     net realized capital gains                                19,496                  15,600          26,182
Federal income taxes                                            7,802                   4,436          12,208
-------------------------------------------------------------------------------------------------------------

Income before net realized capital gains                       11,694                  11,164          13,974
Net realized capital gains (losses), less federal income
    taxes and transfers to the interest maintenance reserve     7,099                    (317)          3,885
-------------------------------------------------------------------------------------------------------------

Net income                                                   $18,793                  $10,847         $17,859
-------------------------------------------------------------------------------------------------------------

See accompanying notes to statutory financial statements.



                       CUNA MUTUAL LIFE INSURANCE COMPANY
             Statutory Statements of Changes in Capital and Surplus

                  Years Ended December 31, 1999, 1998 and 1997
                                 (in thousands)

                                                               1999                    1998            1997
                                                               ----                    ----            ----
Balance at beginning of year                                 $205,757                $190,681        $163,304
-------------------------------------------------------------------------------------------------------------

Additions (deductions):
  Net income                                                   18,793                  10,847          17,859
  Change in net unrealized gains                                5,569                  10,070           6,752
  Change in asset valuation reserve                            (8,367)                 (6,639)            257
  Change in nonadmitted assets                                    749                     543             285
  Change in surplus of separate accounts                           76                     (64)            209
  Change in separate account seed money                           (77)                     64            (189)
  Change in loss contingency reserve for investments               --                     250           2,200
  Other miscellaneous changes                                       2                       5               4
-------------------------------------------------------------------------------------------------------------

Net additions                                                  16,745                  15,076          27,377
-------------------------------------------------------------------------------------------------------------

Balance at end of year                                       $222,502                $205,757        $190,681
-------------------------------------------------------------------------------------------------------------

See accompanying notes to statutory financial statements.


                       CUNA MUTUAL LIFE INSURANCE COMPANY

                        Statutory Statements of Cash Flow
                  Years Ended December 31, 1999, 1998 and 1997
                                 (in thousands)

                                                               1999       1998         1997
                                                               ----       ----         ----
Cash from operations:
  Premiums and other considerations:
    Life and annuity contracts                               $513,927   $463,537     $412,840
    Accident and health                                        22,298     17,903       14,754
    Supplementary contracts and dividend accumulations         38,294     43,546       44,194
    Other deposit funds                                       254,015    159,786      114,826
  Net investment income received                              154,266    160,304      177,984
  Reinsurance commissions                                       8,661      7,871        8,425
  Separate accounts income and fees                            22,712     15,858        9,885
  Other income                                                  5,282      4,786        4,931
---------------------------------------------------------------------------------------------

Total provided from operations                              1,019,455   873,591       787,839
---------------------------------------------------------------------------------------------

  Life and accident and health claims paid                     50,226     46,128       42,004
  Surrender benefits                                          207,924    189,343      176,291
  Other benefits to policyholders paid                        236,415    140,575      105,505
  Commissions, other expenses and taxes paid, excluding
    federal income taxes                                      119,767    107,589      105,834
  Dividends to policyholders paid                              24,380     23,756       23,161
  Federal income taxes                                          1,194      (181)       14,558
  Net transfers to separate accounts                          378,471    419,156      383,942
  Interest paid on defined benefit plans                          902      1,338        3,507
  Other                                                            77         --          189
---------------------------------------------------------------------------------------------

Total used in operations                                    1,019,356    927,704      854,991
---------------------------------------------------------------------------------------------

Net cash provided from (used in) operations                        99    (54,113)     (67,152)
---------------------------------------------------------------------------------------------

Cash from investments:
  Proceeds from investments sold, matured or repaid:

    Bonds and notes                                           826,675    296,732      285,135
    Stocks                                                     37,955     17,412       17,223
    Mortgage loans on real estate                              29,034     77,980       47,892
    Other invested assets                                       1,091        562          969
    Investment real estate                                      6,427      3,950       17,701
---------------------------------------------------------------------------------------------

Total investment proceeds                                     901,182    396,636      368,920
---------------------------------------------------------------------------------------------

Cost of investments acquired:
    Bonds and notes                                           819,514    243,804      200,692
    Stocks                                                     26,969     24,923       29,724
    Mortgage loans on real estate                              48,571     17,956        4,704
    Investment real estate                                      5,471      5,222       10,929
    Other invested assets                                          --     10,461           --
    Other cash used                                             3,165        109        4,098
---------------------------------------------------------------------------------------------

Total investments acquired                                    903,690    302,475      250,147
Increase (decrease) in policy loans and premium notes             262        500         (475)
---------------------------------------------------------------------------------------------


                       CUNA MUTUAL LIFE INSURANCE COMPANY
                 Statutory Statements of Cash Flow (continued)
                  Years Ended December 31, 1999, 1998 and 1997
                                 (in thousands)

                                                               1999       1998          1997
Net cash (used in) provided from investments                  (2,770)     93,661      119,248
---------------------------------------------------------------------------------------------

Cash from financing and miscellaneous sources -
     Transfer of defined benefit pension plan assets               --         --      (42,247)
     Other cash provided (applied), net                        15,449      7,932      (15,879)
---------------------------------------------------------------------------------------------

Net change in cash and short-term investments                  12,778     47,480       (6,030)
Cash and short-term investments at beginning of year           74,740     27,260       33,290
---------------------------------------------------------------------------------------------

Cash and short-term investments at end of year                $87,518    $74,740      $27,260
---------------------------------------------------------------------------------------------

See accompanying notes to statutory financial statements.


                       CUNA MUTUAL LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

(1)  Nature of Business

     CUNA Mutual Life Insurance Company (the Company), a mutual life insurer domiciled in Iowa, offers a full range of ordinary life and health insurance products through face-to-face and direct response distribution systems. The Company's operations are conducted in 49 states and the District of Columbia. The Company is subject to regulation by the Insurance Departments of states in which it is licensed and undergoes periodic examinations by those departments. The Company owns 50% of CIMCO, Inc., a registered investment advisor.

(2)  Basis of Presentation and Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying statutory financial statements have been prepared in conformity with statutory accounting practices prescribed or permitted by the Iowa Department of Commerce, Insurance Division (Insurance Department), which differ in some respects from generally accepted accounting principles in the United States (GAAP). The Company currently does not apply any significant permitted accounting practices. The following summary identifies the significant differences from GAAP:

          -Acquisition costs such as commissions, premium taxes, and other items are expensed in the year incurred, rather than deferred and amortized over the periods benefited;

          -Bonds are generally recorded at amortized cost rather than fair value, and are not classified as either held to maturity securities, trading securities, or available for sale securities;

          -Majority owned subsidiaries are not consolidated, and are carried at their underlying statutory book value;

          -Policy reserves are based on statutory mortality and interest requirements, without consideration for withdrawals, which may differ from reserves established for GAAP based on reasonably conservative estimates of mortality, interest and withdrawals;

          -Derivative investment contract hedging fixed income securities are carried on the statutory financial statements at the amortized cost, if any, versus at the estimated fair value of the contract;

          -Tax expense is recorded for amounts currently due or recoverable, and deferred federal income taxes are not provided for unrealized gains or losses and the temporary differences between the statutory book basis and tax basis of assets and liabilities;

          -"Nonadmitted assets" (principally, an airplane, prepaid expenses, furniture, equipment and certain receivables) are excluded from the statutory statements of admitted assets, liabilities and surplus through a direct charge to unassigned surplus;

          -The asset valuation reserve (AVR), a statutory reserve established for the purpose of stabilizing the surplus of the Company against fluctuations in the market value of assets, is recorded as a liability by a direct charge to unassigned surplus;

          -The interest maintenance reserve (IMR) defers recognition of interest-related gains and losses from the disposal of investment securities and amortizes them into income over the remaining lives of those securities versus immediate recognition;

          -Reserves established for potential bond and mortgage loan defaults or real estate impairments are recorded as liabilities by direct charges to unassigned surplus;

          -Pension cost is equal to the amount to be funded in accordance with accepted actuarial cost methods rather than recognizing pension cost over the period participants render service to the Company and recording a liability currently for all unfunded costs;

          -Certain postretirement benefits are accrued when employees become vested for benefits rather than over the vesting period;

          -Amounts due from reinsurers for their share of ceded reserves are netted against liabilities rather than shown as assets; and

          -Deposits, surrenders, and benefits on annuity contracts are recorded as revenue and expense in the statutory statements of operations. Under GAAP, amounts collected are credited directly to policyholder account balances, and benefits and claims that are charged to expense include benefits incurred in the period that are in excess of related policyholder account balances.

     A reconciliation of net income and surplus between amounts presented herein and amounts stated in conformity with GAAP as of December 31 are as follows (000s omitted):


     =================================================== ===================== ====================
                                                                 1998                 1997
     --------------------------------------------------- --------------------- --------------------
                                                                                   As Restated

                               Net income

     Statutory net income                                      $  10,847             $  17,859
     Adjustments:
          Federal income taxes                                    (7,623)                1,982
          Deferred policy acquisition costs                       20,322                18,593
          Insurance reserves                                      (9,478)              (10,765)
          Investments                                              2,885                  (414)
          Pension benefits                                         1,135                 1,175
          Other                                                    2,998                (1,983)
                                                               ---------            ----------
     GAAP net income                                           $  21,086             $  26,447
                                                               =========             =========

                                 Surplus

     Statutory surplus                                          $205,756              $190,681
         Adjustments:
         Federal income taxes                                   (22,119)                9,411
         Deferred policy acquisition costs                      158,795               142,710
         Insurance reserves                                     (84,984)              (75,506)
         Investments                                             76,853                37,409
         Employee benefits                                      (19,183)              (20,072)
         Dividends payable to policyholders                      12,225                11,890
         Other                                                    8,590                 3,723
    --------------------------------------------------- --------------------- --------------------
    GAAP surplus                                               $335,933              $300,246
    =================================================== ===================== ====================

     The effects of these variances on net income and surplus at December 31, 1999, although not determined as of this date, are presumed to be material.

     Investments

     Investments are valued as prescribed by the National Association of Insurance Commissioners (NAIC). Bonds and notes and short-term investments are generally carried at amortized cost, preferred stocks are stated at cost, common stocks of unaffiliated companies at market value, and mortgage loans at the unpaid balance, adjusted for unamortized premium or discount. Bonds that the NAIC has determined are impaired in value are carried at the lower of amortized cost or estimated fair value. Real estate acquired in satisfaction of debt is valued at the lower of the carrying value of the outstanding mortgage loans or fair value of the acquired real estate at time of foreclosure. The adjusted basis is subsequently depreciated. Investments in limited partnerships are included in other invested assets, and investments in subsidiaries are carried at the Company's share of the underlying net equity of the investment. Home office real estate is carried at depreciated cost. Policy loans are stated at their aggregate unpaid balances.

     Prepayment assumptions for loan-backed bonds and structured securities were obtained from industry survey values or internal estimates. These assumptions are consistent with the current interest rate environment. The retrospective adjustment method is used to value all such securities.

     Realized gains and losses on the sale of investments are reported in income based upon the first-in, first-out method. The net unrealized gains and losses attributable to the adjustment from book value to carrying value for all investments are reflected in surplus.

     Provision for Depreciation

     The provision for depreciation of real estate is computed on a straight-line basis using estimated useful lives of the assets ranging from five to fifty years. The Company depreciates the cost of electronic data processing equipment and operating software on a straight-line basis over no more than three years.

     Policy Reserves

     During 1988, the Company began using the 1980 Commissioners' Standard Ordinary (C.S.O.) Mortality Table. Prior to the adoption of the 1980 C.S.O. table, reserves were recorded using the 1958 C.S.O. table. The 1958 C.S.O. table is used with interest rate assumptions ranging from 2.5% to 5.0%. The 1980 C.S.O. table is used with interest rate assumptions ranging from 3.5% to 5.5%. With respect to older policies, the mortality table and interest assumptions vary from the American Experience table with 2.5% to 4% interest to the 1941 C.S.O. table with 2.5% interest. Approximately 24% of the life reserves are calculated on a net level reserve basis and 76% on a modified reserve basis. The effect of the use of a modified reserve basis is to partially offset the effect of immediately expensing acquisition costs by providing a policy reserve increase in the first policy year which is less than the reserve increase in renewal years. Fixed deferred annuity reserves are calculated using the continuous Commissioners' Annuity Reserve Valuation Method (CARVM) with interest assumptions ranging from 2.5% to 7.5%.

     Provision for Participating Policy Dividends

     The provision for participating policy dividends is based on the board of directors' determination and declaration of an equitable current dividend plus a provision for such dividend expected to be paid in the following year, rather than being provided for ratably over the premium-paying period in accordance with dividend scales contemplated at the time the policies were issued. Participating business comprised 99.9% of ordinary life insurance in force and premiums received during 1999.

     Statutory Valuation Reserves

     The IMR is maintained as prescribed by the NAIC for the purpose of stabilizing the surplus of the Company against gains and losses on sales of fixed income investments that are primarily attributable to changing interest rates. The interest-related gains and losses are deferred and amortized into income over the remaining lives of the securities sold. The AVR provides a reserve for fluctuations in the values of invested assets. Changes in the AVR are charged or credited directly to unassigned surplus.

     Revenue Recognition

     Term life and whole life insurance premiums are recognized as premium income when due. Modal payment dates on the underlying term and whole life policies can be monthly, quarterly, semi-annually or annually. Annuity and other fund deposits are credited to revenue when received. Health insurance premiums and premiums for employee benefit coverages are recognized as income when due.

     Pension Costs

     Pension costs relating to the Company's pension plans are computed on the basis of accepted actuarial methods. The annual contributions are computed according to the aggregate funding method, which produces an annual normal cost at each valuation date. Such annual normal cost provides for spreading the excess of the present value of future benefits over the value of the assets of the plan as a level percentage of payroll over the remaining period of service of active employees on the valuation date based upon the actuarial assumptions adopted. Gains and losses which arise on each valuation date as the result of differences between the actual experience and that expected by the actuarial assumptions are spread over the remaining period of service of active employees. The Company's policy is to fund pension costs accrued.

     Benefit Plans

     The Company provides medical and life insurance benefits for its retirees. Retirees become eligible to participate in the medical and life coverage based upon age and years of service. Retirees pay a portion of the medical coverage premium based upon age. Retirees can utilize sick leave balances to reduce required premium payments. There is no retiree premium for life coverage. The Company records an accrual for the estimated costs of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. Benefits are generally funded on a pay-as-you-go basis.

     Derivative Financial Instruments

     The Company enters into derivative contracts, such as interest rate swaps and caps and stock index futures to reduce interest rate exposure for long-term assets, to exchange fixed rates for floating interest rates and to increase or decrease exposure to selected segments of the bond and stock markets. Hedges of fixed maturity securities are stated at amortized cost, if any, and hedges of equity securities are stated at market value.

     Net interest receivable or payable on those contracts that hedge risks associated with interest rate fluctuations are recognized in the period incurred as an adjustment to investment income. Realized capital gains and losses on equity swaps are recognized in the period incurred as an adjustment to net realized capital gains and losses. Unrealized capital gains and losses on equity swaps are charged or credited to surplus.

     Interest rate cap agreements entitle the Company to receive from the counter-parties the amounts, if any, by which the selected market interest rates exceed the strike rates stated in the agreements. The amount paid to purchase the interest rate caps is included in other invested assets and amortized over the term of the agreements as an adjustment to investment income.

     Reinsurance

     Reinsurance premiums, commission expense reimbursements, and reserves related to reinsured business ceded are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits ceded to other companies have been reported as reductions of premium income and benefits in the accompanying statements of operations.

     Separate Accounts

     Separate account assets are funds of separate account contractholders and the Company, segregated into accounts with specific investment objectives. The assets are generally carried at fair value. An offsetting liability is maintained to the extent of contractholders' interests in the assets.

     Appreciation or depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in policyholders' surplus. Contractholders' interests in net investment income and realized and unrealized capital gains and losses on separate account assets are not reflected in operations.

     Risks and Uncertainties

     In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statutory statements of admitted assets, liabilities and surplus and operations for the reporting period. Actual results could differ from those estimates. Investment valuations and insurance reserves are most affected by the use of estimates and assumptions.

     The Company is subject to the risk that interest rates will change and cause a decrease in the value of its investments. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company may have to sell assets prior to their maturity and realize losses. Interest rate exposure for the investment portfolio is managed through asset/liability management techniques that attempt to match the duration of the assets with the estimated duration of the liabilities. The Company also uses derivative financial instruments at December 31, 1999 and 1998, to manage interest rate exposures.

     The Company is subject to the risk that issuers of securities or mortgages owned by the Company will default, or other parties, including reinsurers or mortgagors who owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy and by maintaining sound reinsurance and credit and collection policies.

     The Company is subject to the risk that the legal or regulatory environment in which the Company operates will change and create additional costs and expenses not anticipated by the Company in pricing its products. In other words, regulatory initiatives designed to reduce insurer profits or new legal theories may create costs for the insurer beyond those recorded in the statutory financial statements. The Company mitigates this risk by operating in a geographically diverse area, thus reducing its exposure to any single jurisdiction, closely monitoring the regulatory environment to anticipate changes and by using underwriting and loss adjusting practices that identify and minimize the potential adverse impact of this risk.

     The Company is also contingently liable for guaranty fund assessments related to the insolvencies of unaffiliated insurance companies. Estimated accruals of $1,300,000 for such assessments have been included in the accompanying statutory financial statements for both 1999 and 1998.

     Statutory Accounting Practices

     The NAIC has developed a codification of Statements of Statutory Accounting Principles (SSAPs) which, in accordance with the rules adopted by the Insurance Department, will take effect January 1, 2001. The effect of adopting the SSAPs will be reported as an adjustment to unassigned surplus on the effective date. Although generally consistent with current statutory practices, there are differences which could have a material impact on the Company. The ultimate impact on unassigned surplus has not been determined.

(3)  Disclosures About Fair Value of Financial Instruments

     Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures About Fair Value of FinancialInstruments, requires disclosure of fair value information about certain on and off-balance sheet financial instruments. In cases where quoted market prices are not readily available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. Certain financial instruments and all non-financial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been taken into consideration.

     The  following  methods  and  assumptions  were  used  by  the  Company  in
     estimating   its  fair  value   disclosures   for   significant   financial
     instruments:

     Cash, Short-term Investments and Accrued Investment Income

     The carrying amounts reported in the statutory statements of admitted assets, liabilities and surplus for these instruments approximate their fair values.

     Bonds and Stocks

     Fair values for bonds and notes are based on quoted market prices, where available. For bonds and notes not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair values of preferred and unaffiliated common stocks are based on quoted market prices. The carrying values and fair value for these instruments is disclosed in
     Note 4.

     Derivative Financial Instruments

     The carrying value and fair value of the derivative financial instruments are disclosed in Note 4.

     Mortgage Loans on Real Estate

     The fair value for mortgage loans is estimated using discounted cash flow analysis with interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair values for mortgages in default are reported at the estimated fair value of the underlying collateral. The carrying and fair values for these instruments are disclosed in Note 4.

     Separate Account Assets and Liabilities

     The fair value of assets held in separate accounts is based on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand. The carrying amounts reported in these accounts approximate their fair values.

     Investment-type Contracts

     The  fair  values  of  the  Company's   liabilities  under  investment-type
     insurance contracts such as annuities are estimated using the cash surrender value of the contracts. The carrying value and estimated fair value of these liabilities were $1,048,621,000 and $1,044,371,000 for 1999 and $1,100,994,000 and $1,096,826,000 for 1998, respectively.

(4)  Investments

     Bonds and Notes

     The statement value, which principally represents amortized cost, gross unrealized gains and losses and the estimated fair value of investments in bonds and notes as of December 31, 1999 and 1998 are as follows (000s omitted):


     ======================================= =============== =============================== ===============
                                               Statement            Gross Unrealized           Estimated
                  December 31, 1999              Value           Gains           Losses        Fair Value
     --------------------------------------- --------------- --------------- --------------- ---------------
     United States governments

        and agencies                        $        98,891            325           (970)           98,246
     Foreign government securities                   18,425            352            (35)           18,742
     Corporate securities                           763,184          8,962        (15,533)          756,613
     Mortgage-backed and other
        structured securities                       581,009          1,088        (24,074)          558,023
     Other debt securities                           47,816            495           (772)           47,539
     --------------------------------------- --------------- --------------- --------------- ---------------
     Total bonds and notes                   $    1,509,325        $11,222       $(41,384)       $1,479,163

     ======================================= =============== =============================== ===============
                                               Statement            Gross Unrealized           Estimated
                  December 31, 1998              Value           Gains           Losses        Fair Value
     --------------------------------------- --------------- --------------- --------------- ---------------
     United States governments

        and agencies                          $      56,037       $  2,539          $   -     $      58,576
     States and political subdivisions
        Securities                                       38              -              -                38
     Foreign government securities                   16,433          1,487              -            17,920
     Corporate securities                           885,831         52,988         (1,629)          937,190
     Mortgage-backed and other
        structured securities                       524,821          9,794         (3,703)          530,912
     Other debt securities                           33,987          1,963              -            35,950
     --------------------------------------- --------------- --------------- --------------- ---------------
     Total bonds and notes                       $1,517,147        $68,771        $(5,332)       $1,580,586
     ======================================= =============== =============== =============== ===============

     Cumulative unrealized losses of $158,000 and $409,000 at December 31, 1999 and 1998, respectively, have been recorded for bonds and notes that have been determined by the NAIC to have an impairment in value. In addition to the AVR provision, a loss contingency reserve of $1,700,000 has been established at December 31, 1999 and 1998, for projected bond losses.

     The statement value and estimated fair value of bonds and notes at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most mortgage-backed and other structured securities provide for periodic payments throughout their lives, they are listed below in a separate category.


     =================================================== ====================== ======================
                                                               Statement              Estimated
     (000's omitted)                                             Value               Fair Value
     --------------------------------------------------- ---------------------- ----------------------
     Due in one year or less                                     $   44,936              $  44,815
     Due after one year through five years                          559,458                557,268
     Due after five years through ten years                         228,070                225,330
     Due after ten years                                             95,852                 93,727
     --------------------------------------------------- ---------------------- ----------------------
     Total bonds                                                    928,316                921,140
     Mortgage-backed and other structured securities                581,009                558,023
     --------------------------------------------------- ---------------------- ----------------------
     Total bonds and notes                                       $1,509,325             $1,479,163
     =================================================== ====================== ======================

     Proceeds from sales of bonds and notes were $574,495,000, $66,335,000, and $43,061,000 during 1999, 1998 and 1997, respectively. Gross gains of $4,163,000, $1,735,000, and $589,000 and gross losses of $6,240,000,
     $1,886,000, and $137,000 were realized on those sales in 1999, 1998 and 1997, respectively.

     Stocks

     The cost, gross unrealized gains and losses, and estimated fair value on unaffiliated stocks are as follows (000s omitted):


     ====================================== =============== =============================== ===============
                                                                   Gross Unrealized           Estimated
                  December 31, 1999              Cost           Gains           Losses        Fair Value
     -------------------------------------- --------------- --------------- --------------- ---------------
     Common stock                            $      55,959        $22,887        $(2,567)          $76,279
     Preferred stock                                    41              -             (7)               34
     ====================================== =============== =============== =============== ===============

     ====================================== =============== =============================== ===============
                                                                   Gross Unrealized           Estimated
                  December 31, 1998              Cost           Gains           Losses        Fair Value
     -------------------------------------- --------------- --------------- --------------- ---------------
     Common stock                                  $55,551        $20,297        $(2,090)          $73,758
     Preferred stock                                    71              -             (4)               67
     ====================================== =============== =============== =============== ===============

     Mortgage Loans on Real Estate

     The Company's mortgage portfolio consists mainly of commercial mortgage loans. The Company limits its concentrations of credit risk by diversifying its mortgage loan portfolio so that loans made in any one state are not greater than 20% (the largest State is Illinois with 14%) of the aggregate mortgage loan portfolio balance and loans of no more than 2% of the aggregate mortgage loan balance are made to any one borrower. In addition to the AVR, a loss contingency reserve of $2,000,000 has been provided for mortgage loans on real estate as of December 31, 1999 and 1998.

     The carrying value and estimated fair value of the mortgage loan portfolio at December 31, 1999 and 1998 are as follows (000s omitted):


     =============== ====================== ======================
                           Carrying               Estimated
                             Value               Fair Value

     --------------- ---------------------- ----------------------
     1999                  $    325,603           $    320,393
     1998                       306,037                328,591
     =============== ====================== ======================

     Assets Designated

     The statement value of assets designated for regulatory authorities and held on deposit accordingly as of December 31 are as follows (000s omitted):


     ============================================= ====================== ======================
                                                                1999                   1998
     --------------------------------------------- ---------------------- ----------------------
     Bonds and notes and short-term investments    $        1,454,904             $1,527,512
     Mortgage loans on real estate                            325,603                306,037
     Policy loans                                             101,831                101,569
     --------------------------------------------- ---------------------- ----------------------

     Total assets designated                       $         1,882,338            $1,935,118
     ============================================= ====================== ======================

     Net Investment Income

     Components of net investment income for the years ended December 31 are as follows (000s omitted):


     ====================================== =================== =================== ===================
                                                     1999                 1998                1997
     -------------------------------------- ------------------- ------------------- -------------------
     Bonds and notes                              $112,788            $114,421            $123,395
     Stocks                                          1,431               1,198                 458
     Mortgage loans on real estate                  27,133              29,057              34,372
     Investment real estate                          9,486               9,244              10,158
     Policy loans                                    6,609               6,664               6,571
     Other invested assets                           2,060              (2,244)              4,711
     Short-term investments                          4,604               2,175               2,689
     Derivative financial instruments               (3,190)             (1,835)             (1,445)
     Other                                             328               2,911                  11
     -------------------------------------- ------------------- ------------------- -------------------
          Gross investment income                  161,249             161,591             180,920
     Less investment expenses                       12,334              12,593              12,728
     -------------------------------------- ------------------- ------------------- -------------------
          Net investment income                   $148,998            $168,192            $148,915
     ====================================== =================== =================== ===================

     The Company incurs expense in managing its investment portfolio and producing investment income. These expenses, which include salaries, brokerage fees, securities custodial fees, and real estate expenses are deducted from investment income to determine the net investment income reported in the financial statements.

     Realized Gains and Losses

     Net realized investment gains and losses for the years ended December 31 are summarized as follows (000s omitted):


     ============================================= ================= ================= =================
                                                              1999             1998              1997
     --------------------------------------------- ----------------- ----------------- -----------------
     Bonds and notes                                     $(1,730)          $(1,645)           $1,843
     Stocks                                               10,872             3,832             2,853
     Mortgage loans on real estate                             5             2,965             1,030
     Investment real estate                                1,172               413             3,056
     Derivative financial instruments                          -              (108)                -
     Short-term investments and other
        invested assets                                        -            -                     12
     --------------------------------------------- ----------------- ----------------- -----------------
                                                          10,319             5,457             8,794
     Less:
        Capital gains tax                                  4,273             2,566             3,057
        Transfer to interest maintenance reserve          (1,053)            3,208             1,852
     --------------------------------------------- ----------------- ----------------- -----------------
          Net realized investment gains (losses)   $        7,099       $     (317)           $3,885
     ============================================= ================= ================= =================

     Derivative Financial Instruments

     As of December 31, 1999, the Company had an interest rate swap agreement with a major financial institution, having a notional amount of $100 million. Under the agreement, the Company receives interest payments at a floating rate based on an interest rate index, which was 5.95% as of December 31, 1999, and pays interest on the same notional amount at a fixed rate, which was 6.96%. Amounts exchanged as a part of the interest rate differential are accounted for as adjustments to investment income. This interest rate swap agreement is scheduled to terminate in 2000. As of December 31, 1999 and 1998, the fair value of the interest rate swap agreement was ($386,000) and ($3,420,000), respectively. This negative fair value represents the estimated amount the Company would have to pay to cancel the contract or transfer it to another party.

     The Company had three interest rate cap agreements with two major financial institutions which terminated in 1999. The Company paid $2,280,000 for these agreements. The agreements entitled the Company to receive from the counter-parties the amounts, if any, by which the selected market interest rates exceed the strike rates stated in the agreements. The amount paid to purchase the interest rate caps was amortized over the term of the agreements.

     The Company had a one-year total return swap agreement which terminated in 1999. The purpose was to increase exposure to the high yield bond market, consistent with the Company's strategic asset allocation. The Company paid interest on a notional amount of $25 million based on the one-month LIBOR interest rate and received the total return of a high yield bond index on the same notional amount. Net settlements were made quarterly. The position was further hedged by ownership of a $25 million one-year bond that paid a floating rate that was also based upon LIBOR. The net effect was the equivalent of a $25 million investment in high-yield fixed maturities without incurring the specific credit risks and transaction costs of purchasing individual securities. The Company recognized ($930,000) and $511,000 of income in 1999 and 1998, respectively, relating to this derivative investment.

     During 1999, the Company invested in short Municipal Bond Index futures with a face amount of approximately $14.1 million. The purpose of the investment is to help reduce overall general account duration, consistent with the Company's strategic asset allocation.

     The Company is exposed to credit losses in the event of nonperformance by the counter-party to its swap agreement. The Company anticipates, however, that the counter-party will be able to fully satisfy its obligation under the contract. The Company monitors the credit standing of the counter-party. The futures contracts are traded on an exchange and have no counter-party risk.

     Real Estate

     A summary of real estate held as of December 31 is as follows (000s omitted):


     =================================== ================== ====================
                                                 1999                   1998
     ----------------------------------- ------------------ --------------------
     Cost:
        Investment real estate                   $74,713              $83,537
        Home office                               16,390               16,064
     ----------------------------------- ------------------ --------------------
                                                  91,103               99,601
     Less accumulated depreciation                32,357               37,256
     ----------------------------------- ------------------ --------------------
     Total real estate                           $58,746              $62,345
     =================================== ================== ====================

     Investment real estate and the home office buildings are being depreciated using the straight-line basis over the useful lives of these assets. In addition to the AVR provision, a loss contingency reserve of $2,100,000 at December 31, 1999 and 1998, has been provided for potential impairments of investment real estate.

     Self-occupancy Rent

     Under statutory accounting practices, the Company is required to include in investment income and general insurance expense an amount representing rental income for occupancy of its own buildings. Investment income includes self-occupancy rental income of $1,077,181, $1,113,977 and $1,092,600 in 1999, 1998 and 1997, respectively.

(5)  Note Payable

     As of December 31, 1999 and 1998, the Company has an outstanding liability for borrowed money in the original amount of $1,300,000 as a result of a non-recourse interest-free loan and grant made by the Community Redevelopment Agency of the City of Los Angeles, California. The loan is secured by real estate property with an appraisal value that exceeds the loan principal balance. The loan will be amortized on a straight-line basis over 240 months beginning in September 2001. The loan agreement includes a grant provision forgiving 15% of the original balance in September 2001 upon the fulfillment of conditions specified in the loan agreement. It is the Company's opinion that these conditions have been fully satisfied.

(6)  Related Party Transactions

     The Company has entered into an agreement of permanent affiliation with CUNA Mutual Insurance Society (CMIS), a mutual life insurer domiciled in Wisconsin. The agreement is not a merger or consolidation, in that both companies remain separate corporate entities, and both continue to be separately owned and ultimately controlled by their respective policyholder groups, who retain their voting rights without change. The agreement terms include a provision for reinsurance of each company's individual life and health business, joint development of business plans and distribution systems for the sale of individual insurance and financial service products within the credit union market, and a provision for the sharing of certain resources and facilities. Expenses relating to shared resources and facilities are allocated between the companies and their subsidiaries under a jointly developed cost-sharing agreement. Expenses are allocated based on specific identification or, if indeterminable, generally on the basis of usage or benefit derived. These transactions give rise to intercompany account balances, which are settled at least annually. Subsequent to each year-end, the expense allocation process is subject to review by each company. Based on these reviews, allocated expenses to each company may be adjusted, if determined necessary.

     CMLIC allocated expenses of $31,048,000 in 1999, $30,586,000 in 1998 and $25,278,000 in 1997 to CMIS and its affiliates. CMIS allocated expenses to the Company of $41,864,000 in 1999, $37,818,000 in 1998 and $34,096,000 in
     1997.

     Equity security investments on December 31, 1999 and 1998, include the Company's wholly owned subsidiary, CMIA Wisconsin, Inc. and the 50% ownership of CIMCO Inc. (CIMCO), a registered investment advisor. A wholly owned subsidiary, Red Fox Motor Hotel Corporation, was dissolved in 1999 and the Company realized a gain of $213,000. The carrying value of the subsidiary investments was $5,806,000 and $3,278,000 at December 31, 1999 and 1998, respectively.

     The Company allocates expenses to its subsidiaries. These expenses, such as salaries, rents, depreciation, and other operating expenses, represent the subsidiaries' share of expenses and are allocated based on specific identification or, if indeterminable, generally on the basis of usage or benefit derived. These transactions give rise to intercompany account balances, which are settled monthly.

     The Company has a note receivable from CUNA Mutual  Investment  Corporation
     (CMIC), a wholly owned subsidiary of CMIS, with a stated maturity date of January 15, 2011. The effective yield on the date of the agreement in 1995 was 10.62%. The yield varies over the life of the note, as both the yield and the payment stream are determined based on the pay-down activity of an underlying notional pool of Federal National Mortgage Association mortgages. The structure of this arrangement provides a hedge against the Company's fixed maturity holdings, as the return varies inversely with the return on the fixed maturity portfolio. The statement value of the note was $3.4 million and $5.1 million at 1999 and 1998, respectively, and is included in other invested assets. The Company recognized interest income of $33,000 in 1999, $676,000 in 1998 and $1,074,000 in 1997 relating to this note.

     The Company is party to an agreement with CIMCO for investment advisory services. CIMCO provides an investment program which complies with policies, directives and guidelines established by the Company. For these services, the Company paid fees to CIMCO totaling $2,350,000, $2,172,000, and $2,115,000 for 1999, 1998, and
     1997, respectively.

     CUNA Mutual created its own proprietary mutual funds entitled MEMBERS Mutual Funds, which became available to the public in 1998. The carrying value of the Company's investments in the funds was $12,533,000 and $20,332,000 at 1999 and 1998, respectively, and is included with common stocks.

(7)  Separate Accounts

     The Company has three separate account components. The first component is used for the investment of premiums on flexible premium variable universal life insurance policies and has ten subaccounts, which invest exclusively in shares of a single corresponding fund. Nine of the funds - Capital Appreciation Stock, Growth and Income Stock, Balanced (combination of common stock and bond), Bond, Money Market, Treasury 2000, International Stock, World Governments and Emerging Growth are offered as investment options for the first generation of the Company's variable universal life product. The tenth fund, Mid-Cap Stock, is offered as an investment option for a second generation of the variable universal life product, while the Treasury 2000 is not available for this generation. The second component is used for the investment of group annuity premium deposits and has 10 subaccounts, which invest in all but the Treasury 2000 fund and Mid-Cap Stock, plus High Income and Developing Markets subaccounts. The third component is used for the investment of premiums received on variable annuity contracts and has 11 subaccounts, which invest in all but the Treasury 2000 fund, plus High Income and Developing Markets subaccounts.

(8)  Annuity Reserves and Deposit Liabilities

     The withdrawal characteristics of the Company's annuity contracts and deposit liabilities as of December 31 are as follows (000s omitted):


     ========================================================= ================== ===================
                                                                          1999               1998
     --------------------------------------------------------- ------------------ -------------------
     Subject to discretionary withdrawal:
        With market value adjustment                               $  923,751         $   724,535
        At book value less surrender charge of 5% or more             244,875             298,044
        At market value                                             1,706,174           1,181,132
        At book value, with minimal or no charge adjustment           699,544             714,170
     Not subject to discretionary withdrawal                           46,948              41,091
     --------------------------------------------------------- ------------------ -------------------
                                                                    3,621,292           2,958,972
     Reinsurance ceded                                                378,290             395,706
     --------------------------------------------------------- ------------------ -------------------
     Total annuity reserves                                        $3,243,002          $2,563,266
     ========================================================= ================== ===================

(9)  Reinsurance

     In the ordinary course of doing business, the Company enters into reinsurance agreements for the purpose of limiting its exposure to loss on any one single insured or to diversify its risk and limit its overall financial exposure. The Company remains contingently liable in the event that a reinsurer is unable to meet the obligations assumed under the reinsurance agreements.

     The effects of reinsurance on premium income and on claims benefit expenses incurred are as follows (000s omitted):


     ======================================== ================= ================= =================
                                                      1999              1998              1997
     ---------------------------------------- ----------------- ----------------- -----------------
     Premium income:
        Direct                                     $506,538          $458,408          $423,146
        Assumed from affiliates                      56,846            48,355            39,644
        Ceded to affiliates                          20,875            18,369            30,118
        Ceded to non-affiliates                       4,700             3,899             3,062
     ---------------------------------------- ----------------- ----------------- -----------------
     Premium income, net of reinsurance            $537,809          $484,495          $429,610
     ---------------------------------------- ----------------- ----------------- -----------------
     Benefit expenses:
        Direct                                     $233,737          $136,727          $100,413
        Assumed from affiliates                      17,591            13,875            11,266
        Ceded to affiliates                          10,857            12,278            11,141
        Ceded to non-affiliates                         677             1,389             1,360
     ---------------------------------------- ----------------- ----------------- -----------------
     Benefit expenses, net of reinsurance          $239,794          $136,935         $  99,178
     ======================================== ================= ================= =================

     Policy reserves and claim liabilities are net of reinsurance balances of (000s omitted) $453,448 and $464,940 at December 31, 1999 and 1998,
     respectively.

(10) Liability for Claim Reserves

     Activity in the liability for accident and health claim reserves, which is included in the liabilities for policy reserves and policy and contract claims in the accompanying statutory statements of admitted assets, liabilities and surplus, is summarized as follows (000s omitted):


     ================================================= ================== ==================
                                                               1999               1998
     ------------------------------------------------- ------------------ ------------------
     Balance as of January 1, net of reinsurance
        recoverables of $820 and $679                           $6,820             $5,589
     Incurred related to:
        Current year                                             9,238              5,960
        Prior year                                              (1,809)              (464)
     ------------------------------------------------- ------------------ ------------------
        Total incurred                                           7,429              5,496
     ------------------------------------------------- ------------------ ------------------
     Paid related to:
        Current year                                             3,543              2,766
        Prior years                                              1,971              1,499
     ------------------------------------------------- ------------------ ------------------
        Total paid                                               5,514              4,265
     ------------------------------------------------- ------------------ ------------------
     Balance as of December 31, net of reinsurance
        recoverables of $1,043 and $820                         $8,735             $6,820
     ================================================= ================== ==================

     The liability for accident and health claim reserves for prior years decreased by $1,809,000 in 1999 and $464,000 in 1998 due to experience improvements as determined by the actuarial analyses of claim reserves.

(11) Federal Income Taxes

     The Company files a consolidated life/nonlife federal income tax return with its subsidiaries. The Company's policy is to collect from or refund to its subsidiaries the amount of taxes applicable to its operations had it filed a separate return. Net federal income taxes payable or recoverable reflect balances payable to or due from subsidiaries and the Internal Revenue Service (IRS) as follows (000s omitted):


     ========================= ====================== ======================
                                       1999                   1998
     ------------------------- ---------------------- ----------------------
     Due from subsidiaries                $     -                $     -
     Due (to)/from IRS                    (15,906)                (5,025)
                                          --------              --------
                                         $(15,906)               $(5,025)
     ========================= ====================== ======================

     The actual federal income tax expense differs from "expected" tax expense computed by applying the statutory federal income tax rate of 35% to the earnings before federal income taxes and net realized capital gains (losses) for the following reasons (000s omitted):


     ================================ ======================== ========================= ========================
                                               1999                      1998                     1997
                                        Amount      Percent      Amount       Percent      Amount      Percent
     -------------------------------- ------------ ----------- ------------ ------------ ----------- ------------
     Tax expense
        computed at federal
        corporate tax rate               $6,824       35.0%       $5,460       35.0%        $9,164      35.0%
     Nontaxable

        investment income                (2,959)     (15.2)       (2,587)     (16.6)        (1,419)     (5.4)
     Mutual life insurance
        company differential
        earnings tax                      3,276       16.8         3,450       22.1          4,200      16.0
     Deferred acquisition costs             870        4.5           681        4.4          1,465       5.6
     Book and tax reserve
        change                             (527)      (2.7)       (1,569)     (10.1)          (670)     (2.6)
     Prior-year over/under
        accrual                            (979)      (5.0)          (72)      (0.5)          (200)      (.8)
     General and
     administrative expenses              1,208        6.2          (543)      (3.5)
     Other, net                            (170)      (0.9)         (619)      (3.9)           857       3.3
     Accrued policyholder
        dividends                           259        1.3           235        1.5         (1,189)     (4.5)
     -------------------------------- ------------ ----------- ------------ ------------ ----------- ------------
          Total federal income

             tax expense                 $7,802       40.0%       $4,436       28.4%       $12,208      46.6%
     ================================ ============ =========== ============ ============ =========== ============

     The Company's consolidated federal income tax return has been examined by the IRS through the year ending December 31, 1996. No material adjustments resulted from the examination.

(12) Benefit Plans

     Post Retirement Benefit

     The Company has two noncontributory defined benefit pension plans that cover substantially all employees and agents who meet eligibility requirements. Until December 12, 1997, the pension plans were funded through a Deposit Administration contract issued by the Company. On December 12, 1997, the Company transferred the plan assets from the Deposit Administration contract to State Street Bank and Trust Company as trustee. The amount transferred was $43,871,000 for the defined benefit pension plans. Plan assets are now invested primarily in the Ultra Series Funds, an affiliated investment, which serves as the investment vehicle for the Company's variable insurance, annuity and pension products. The total pension expense for 1999, 1998 and 1997 was $1,812,000, $2,614,000, and
     $2,674,000, respectively.

     The Company also provides certain medical and life insurance benefits for retirees and their beneficiaries and covered dependents. The Company's medical benefit plan provides subsidized coverage after retirement for eligible full-time employees and agents, their spouses, and dependents, up to age 65. Starting at age 65, retirees pay the full cost of their coverage. Additionally, the Company provides group term life insurance for its retirees, the face amount of which is based on the individual's salary at retirement. The cost of post-retirement benefits other than pensions is recognized by the Company during the employee's active working careers. The Company adopted this accounting policy as of January 1, 1992, and is amortizing the related initial impact over twenty years.

     Financial information related to the plans is shown below (000s omitted):


                                                      Pension Benefits                   Other Benefits
                                                   1999              1998             1999             1998
                                             ----------------- ----------------- ---------------- ---------------
   Benefit obligation at December 31         $     (53,672)    $     (47,912)    $(8,738)           $(8,616)

   Fair value of plan assets at
        December 31                                 62,312            54,074           -                -
                                             ----------------- ----------------- ---------------- ---------------
   Funded status                                     8,640             6,162      (8,738)            (8,616)
   Unrecognized prior service cost                      -                  -          20                 32
   Unrecognized net (gain) loss                     (15,541)         (14,444)        749              1,704
   Unrecognized net transition

        (asset) liability                            (1,232)               -       1,467              1,599
                                             ----------------- ----------------- ---------------- ---------------
   (Accrued) prepaid benefit cost            $       (8,133)   $      (8,282)    $(6,502)           $(5,281)
                                             ================= ================= ================ ===============
   Benefit cost                              $         1,187   $            744  $ 1,506            $ 1,577
                                             ================= ================= ================ ===============

                                                      Pension Benefits                   Other Benefits
                                                   1999              1998             1999             1998
                                             ------------------ ---------------- ---------------- ---------------
   Discount rate                                  7.0%               7.0%             7.5%             7.5%
   Expected return on plan assets                 7.0%               7.0%             8.0%             8.0%
   Rate of compensation increase                  5.0%               5.0%             5.0%             5.0%

     For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.0%.

     Defined Contribution Pension Plans

     The Company has two defined contribution plans (401[k] and thrift) which cover all regular full-time employees and agents who meet certain eligibility requirements. Under the plans, the Company contributes an amount equal to 50% of the employees' contributions, up to a maximum of 3% of the employees' salaries. The Company contributions were approximately $1,379,000, $1,212,000 and $998,000 for the years ended December 31, 1999,
     1998 and 1997, respectively.

     Nonqualified Pension Plans

     In addition to the defined benefit and defined contribution plans mentioned above, the Company has a variety of deferred compensation and supplemental benefit plans available to qualifying employees. Liabilities of these plans totaled $2,079,000 and $1,929,000 as of December 31, 1999 and 1998,
     respectively.

(13) Statutory Financial Data

     Iowa has adopted Risk Based Capital (RBC) requirements for U. S. life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1999, the Total Adjusted Capital and Authorized Control Level - Risk Based Capital for the Company were $291,858,000 and $49,642,000, respectively. At this level of total adjusted capital, no action is required.

(14) Commitments and Contingencies

     The Company participates in a securities lending program. The Company's policy requires that a minimum of 102% of the fair value of the loaned securities must be fully collateralized with cash, U.S. Government securities or irrevocable bank letters of credit. The security custodian monitors the collateral position on a daily basis. At December 31, 1999 and 1998, the amortized cost of securities loaned by the Company totaled $54,420,000 and $9,935,000 respectively.

     The Company is liable for guaranty fund assessments related to certain unaffiliated insurance companies that have become insolvent during 1999 and prior. The Company includes a provision for all known assessments that will be levied as well as an estimate of amounts (net of estimated future premium tax recoveries) that it believes will be assessed in the future for which the life insurance industry has estimated the cost to cover losses to policyholders. The Company is also contingently liable for any future guaranty fund assessments related to insolvencies of unaffiliated insurance companies for which the life insurance industry has been unable to estimate the cost to cover losses to policyholders.

     The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial position or results of operations of the Company.

                       CUNA MUTUAL LIFE INSURANCE COMPANY

                       Schedule of Selected Financial Data

                          Year Ended December 31, 1999

                                 (in thousands)

The following is a summary of certain financial data included in other exhibits and schedules subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.


      Investment income earned

      Government bonds                                                    4,578
      Other bonds (unaffiliated)                                        108,210
      Bonds of affiliates                                                    --
      Preferred stocks (unaffiliated)                                         4
      Preferred stocks of affiliates                                         --
      Common stocks (unaffiliated)                                        1,427
      Common stocks of affiliates                                           --
      Mortgage loans on real estate                                      27,133
      Real estate                                                         9,486
      Premium notes, policy loans and liens                               6,609
      Collateral loans                                                       --
      Cash on hand and on deposit                                            96
      Short-term investments                                              4,604
      Other invested assets                                               2,060
      Derivative financial instruments                                  (3,190)
      Aggregate write-in for investment income                              232
                                                                           ----
      Gross investment income                                          $161,249
                                                                       ========

      Real estate owned - book value less encumbrances                $  58,746
                                                                      =========

      Mortgage loans - book value:

      Farm mortgages                                                       $ --
      Residential mortgages                                                  --
      Commercial mortgages                                              325,603
                                                                       --------
      Total mortgage loans                                            $ 325,603
                                                                      =========

      Mortgage loans by standing - book value:

      Good standing                                                   $ 311,656
      Good standing with restructured terms                               8,057
    Interest overdue more than three months,
       not in foreclosure                                                 5,890
      Foreclosure in process                                                 --

      Other long-term assets - statement value                        $  14,962
      Collateral loans                                                       --

    Bonds and stocks of parents, subsidiaries and
         affiliates - book value
      Bonds                                                                  --
      Preferred stocks                                                       --
      Common stocks                                                         266

      Bonds and short-term investments by class and maturity:
      Bonds by maturity - statement value
      Due within one year or less                                       219,908
      Over 1 year through 5 years                                       793,294
      Over 5 years through 10 years                                     479,631
      Over 10 years through 20 years                                     79,800
      Over 20 years                                                      19,162
                                                                        -------
      Total by maturity                                              $1,591,795
                                                                     ==========

      Bonds by class - statement value
      Class 1                                                         1,150,780
      Class 2                                                           333,423
      Class 3                                                            72,830
      Class 4                                                            25,792
      Class 5                                                             7,924
      Class 6                                                             1,046
                                                                         ------
      Total by class                                                 $1,591,795
                                                                     ==========

      Total bonds publicly traded                                    $1,217,533
      Total bonds privately placed                                      374,262

      Preferred stocks - statement value                                     41
      Common stocks - market value                                       82,086
      Short-term investments - book value                                82,470
      Financial options owned - statement value                           1,184
      Financial options written and in force - statement value               --
      Financial futures contracts open - current price                       --
      Cash on deposit                                                     5,049


      Life insurance in force:
      Industrial                                                          $ --
      Ordinary                                                       11,701,626
      Credit life                                                            --
      Group life                                                      2,809,157

      Amount of accidental death insurance in force under
         ordinary policies                                              446,238

      Life insurance policies with disability provisions in force:

      Industrial                                                             --
      Ordinary                                                        5,221,971
      Credit life                                                            --
      Group life                                                             40

      Supplementary contracts in force:
      Ordinary - not involving life contingencies
      Amount on deposit                                                  52,856
      Income payable                                                      7,877

      Ordinary - involving life contingencies
      Income payable                                                      4,144

      Group - not involving life contingencies
      Amount of deposit                                                      --
      Income payable                                                         --

      Group - involving life contingencies
      Income payable                                                         --

      Annuities:
      Ordinary

         Immediate - amount of income payable                             2,095
         Deferred - fully paid - account balance                        532,497
         Deferred - not fully paid - account balance                  1,905,531

      Group

      Immediate - amount of income payable                                   --
      Fully paid account payable                                             --
           Not fully paid - account balance                                  --

        Accident and health insurance - premiums in force:

        Ordinary                                                      $   2,767
        Group                                                            22,518
        Credit                                                               --

        Deposit funds and dividend accumulations:

        Deposit funds - account balance                                   1,149
        Dividend accumulations - account balance                        158,377

        Claim payments 1999:
        Group accident and health - year ended December 31
        1999                                                              3,186
        1998                                                              1,385
        1997                                                                 55
        1996                                                                 30
        1995                                                                 11
        Prior                                                                74

        Other accident and health
        1999                                                                357
        1998                                                                164
        1997                                                                 54
        1996                                                                 54
        1995                                                                 53
        Prior                                                                92

        Other coverages that use developmental methods
         To calculate claims reserves
        1999                                                                 --
        1998                                                                 --
        1997                                                                 --
        1996                                                                 --
        1995                                                                 --
        Prior                                                                --

        See accompanying independent auditors' report.


                                   PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(a)  Financial Statements

     All required financial statements are included in Part B.

(b)  Exhibits

     1. Certified resolution of the board of directors of Century Life of America (the "Company") establishing Century Variable Annuity Account (the "Account"). Incorporated herein by reference to post-effective amendment number 5 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 16, 1996.

     2.   Not Applicable.

     3.(a)Distribution  Agreement Between CUNA Mutual Life Insurance Company and
          CUNA Brokerage Services, Inc. for Variable Annuity Contracts dated January 1, 1997. Incorporated herein by reference to post-effective amendment number 6 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

     (b) Servicing Agreement related to the Distribution Agreement between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. for Variable Annuity Contracts dated January 1, 1997. Incorporated herein by reference to post-effective amendment number 6 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

     4.(a)Variable Annuity  Contract.  Incorporated  herein by reference to Form
          N-4 initial registration statement (File No. 333-40304) filed with the Commission on June 28, 2000.

     (b)  State Variations to Contract Form No. 2000-VAII.

     (c) TSA Endorsement, Form No. 1659 (VANN). Incorporated herein by reference to post-effective amendment number 7 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 17, 1998.

     (d)  IRA Endorsement, Form No. 3762 (VANN) 2000.

     (e)  Roth IRA  Endorsement,  Form No.  99-VAROTH.  Incorporated  herein  by reference to post-effective amendment number 9 to Form N-4 registration statement (File NO. 33-73738) filed with the Commission on April 22, 1999.

     (f) Executive Benefit Plan Endorsement, Form No. 98-EBP. Incorporated herein by reference to post-effective amendment number 8 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on February 24, 1999.

     (g) 5% Guarantee Death Benefit Rider. Incorporated herein by reference to Form N-4 initial registration statement (File No. 333-40304) filed with the Commission on June 28, 2000.

     (h) 7 Year Anniversary Value Death Benefit Rider. Incorporated herein by reference to Form N-4 initial registration statement (File No. 333-40304) filed with the Commission on June 28, 2000.

     (i) Maximum Anniversary Value Death Benefit Rider. Incorporated herein by reference to Form N-4 initial registration statement (File No. 333-40304) filed with the Commission on June 28, 2000.

     (j)  Waiver  of  Surrender  Charge  Endorsement.   Incorporated  herein  by
          reference to Form N-4 initial registration statement (File No. 333-40304) filed with the Commission on June 28, 2000.

     5.(a) Variable Annuity Application.

     (b)  State Variations to Application Form No. 2000-VAIIAPP.

     6.(a)Certificate  of  Existence  of the  Company.  Incorporated  herein  by reference to post-effective amendment number 5 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 16, 1996.

     (b) Articles of Incorporation of the Company. Incorporated herein by reference to post-effective amendment number 6 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

     (c)  Bylaws  of  the   Company.   Incorporated   herein  by   reference  to
          post-effective amendment number 6 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

7.   Not Applicable.

8.   Not Applicable.

9.   Opinion of Counsel from Kevin S. Thompson.

10.  a. PricewaterhouseCoopers LLP Consent.

     b.   KPMG LLP Consent

11.  Not applicable.

12.  Not applicable.

13. Schedules of Performance Data Computation. Incorporated herein by reference to post-effective amendment number 8 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on February 24, 1999.

14.  Not applicable.

Power of Attorney.

Item 25.  Directors and Officers of the Company

Name                      Position/Office

Directors

James C. Barbre**         Director
Robert W. Bream**         Director
James L. Bryan**          Director & Vice Chairman
Loretta M. Burd**         Director & Treasurer
Ralph B. Canterbury**     Director
Rudolf J. Hanley**        Director
Jerald R. Hinrichs**      Director
Michael B. Kitchen**      Director
Robert T. Lynch**         Director
Brian L. McDonnell**      Director & Secretary
C. Alan Peppers**         Director
Omer K. Reed**            Director
Neil A. Springer**        Director & Chairman of the Board
Farouk D.G. Wang**        Director
Larry T. Wilson**         Director

Executive Officers

Wayne A. Benson**         CUNA Mutual Life Insurance Company*
                          Chief Officer - Sales

Michael S. Daubs**        CUNA Mutual Life Insurance Company*
                          Chief  Officer - Investments

James M. Greaney**        CUNA Mutual Life Insurance Company*
                          Chief Officer - Corporate Services

Steven A. Haroldson       CUNA Mutual Life Insurance Company
                          Chief Officer - Technology

Jeffrey D. Holley         CUNA Mutual Life Insurance Company
                          Chief Officer - Finance

Michael B. Kitchen**      CUNA Mutual Life Insurance Company*
                          President and Chief Executive Officer

Reid A. Koenig***         CUNA Mutual Life Insurance Company*
                          Chief Officer - Operations

Daniel E. Meylink, Sr.**  CUNA Mutual Life Insurance Company*
                          Chief Officer - Member Services/Lending Services

Faye Patzner**            CUNA Mutual Life Insurance Company*
                          Senior Vice President - General Counsel

* CUNA Mutual Life Insurance Company entered into a permanent affiliation with the CUNA Mutual Insurance Society on July 1, 1990. Those persons marked with an "*" hold identical titles with CUNA Mutual Insurance Society. The most recent position has been given for those persons who have held more than one position with CUNA Mutual Life Insurance Company or CUNA Mutual Insurance Society during the last five year period.

** Principal place of business is 5910 Mineral Point Road, Madison, Wisconsin 53705.

***  Principal place of business is 2000 Heritage Way, Waverly, Iowa 50677.

Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant. The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. The Company is a mutual life insurance company and therefore is controlled by its contractowners. Nonetheless, various companies and other entities are controlled by the Company and may be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organization charts.

In addition, as described in the prospectus under the caption "CUNA Mutual Life Insurance Company," by virtue of an Agreement of Permanent Affiliation with CUNA Mutual Insurance Society ("CUNA Mutual"), the Company and the registrant could be considered to be affiliated persons of CUNA Mutual. Likewise, CUNA Mutual and its affiliates, together with the identity of their controlling persons (where applicable), are set forth on the following organization charts.

                   See organization charts on following page.

                          CUNA Mutual Insurance Society
                  ORGANIZATIONAL CHART AS OF September 22, 2000

CUNA Mutual Insurance Society
Business: Life, Health & Disability Insurance
May 20, 1935*
State of domicile: Wisconsin

CUNA Mutual Insurance Society, either directly or indirectly is the controlling company of the following wholly-owned subsidiaries:

1.       CUNA Mutual Investment Corporation
         Business: Holding Company
         September 15, 1972*
         State of domicile: Wisconsin

         CUNA Mutual Investment Corporation is the owner of the following subsidiaries:

         a.       CUMIS Insurance Society, Inc.
                  Business: Corporate Property/Casualty Insurance
                  May 23, 1960*
                  State of domicile: Wisconsin

                  CUMIS Insurance Society, Inc. is the 100% owner of the following subsidiary:

                  (1)     Credit Union Mutual Insurance Society New Zealand Ltd.
                          Business: Fidelity Bond Coverage
                          November l, 1990*
                          State of domicile: Wisconsin

         b.       CUNA Brokerage Services, Inc.
                  Business: Brokerage
                  July 19, 1985*
                  State of domicile: Wisconsin

         c.       CUNA Mutual General Agency of Texas, Inc.
                  Business: Managing General Agent
                  August 14, 1991*
                  State of domicile: Texas

         d.       MEMBERS Life Insurance Company
                  Business: Credit Disability/Life/Health
                  February 27, 1976*
                  State of domicile: Wisconsin
                  Formerly CUMIS Life & CUDIS

         e.       International Commons, Inc.
                  Business: Special Events
                  January 13, 1981*
                  State of domicile: Wisconsin

         f.       CUNA Mutual Mortgage Corporation
                  Business: Mortgage Servicing
                  November 20, 1978* Incorporated
                  December 1, 1995 Wholly Owned
                  State of domicile: Wisconsin

         g.       CUNA Mutual Insurance Agency, Inc.
                  Business: Leasing/Brokerage
                  March 1, 1974*
                  State of domicile: Wisconsin
                  Formerly CMCI Corporation

         h.       Stewart Associates Incorporated
                  Business:  Credit Insurance
                  March 6, 1998
                  State of domicile:  Wisconsin

         i.       CMG Mortgage Assurance Company
                  Business: Private Mortgage Insurance
                  April 14, 1994
                  State of domicile: California

         j.       CUNA Mutual Business Services, Inc.
                  Business: Financial Services
                  Incorporated April 22, 1974
                  Wholly owned March 6, 2000
                  State of domicile: Wisconsin

         k.       League Insurance Agency
                  Business: Insurance Agency
                  September 1, 2000
                  State of domicile: Wisconsin

         CUNA Mutual Insurance Agency, Inc. is the 100% owner of the following subsidiaries:

         (1)      CM Field Services, Inc.
                  Business: Serves Agency Field Staff
                  January 26,1994*
                  State of domicile: Wisconsin

         (2)      CUNA Mutual Insurance Agency of Alabama, Inc.
                  Business: Property & Casualty Agency
                  May 27, 1993
                  State of domicile: Alabama

         (3)      CUNA Mutual Insurance Agency of New Mexico, Inc.
                  Business: Brokerage of Corporate & Personal Lines
                  June 10, 1993*
                  State of domicile: New Mexico

         (4)      CUNA Mutual Insurance Agency of Hawaii, Inc.
                  Business: Property & Casualty Agency
                  June 10, 1993*
                  State of domicile: Hawaii

         (5)      CUNA Mutual Casualty Insurance Agency of Mississippi, Inc.
                  Business: Property & Casualty Agency
                  June 24, 1993 *
                  State of domicile: Mississippi

         (6)      CUNA Mutual Insurance Agency of Kentucky, Inc.
                  Business: Brokerage of Corporate & Personal Lines October 5, 1994*
                  State of domicile: Kentucky

         (7)      CUNA Mutual Insurance Agency of Massachusetts, Inc.
                  Business: Brokerage of Corporate & Personal Lines January 27, 1995*
                  State of domicile: Massachusetts

2.       C.U.I.B.S. Pty. Ltd.
         Business: Brokerage
         February 18,1981*
         Country of domicile: Australia

3.       CUNA Caribbean Insurance Society Limited
         Business:  Life and Health
         July 4, 1985*
         Country of domicile:  Trinidad and Tobago

4.       CUNA Mutual Australia Holding Co. Pty. Ltd.
         Business: Holding Company
         September 17, 1999*
         Country of domicile: Australia

         CUNA Mutual Australia Holding Co. Pty. Ltd is the owner of the following subsidiary:

         (1)      CUNA Mutual Life Australia, Ltd.
                  Business: Life insurance
                  October 15, 1999
                  Australia

5.       CUNA Mutual Group, Limited
         Business: Brokerage
         May 27, 1998
         Country of domicile: U.K.

* Dates shown are dates of acquisition, control or organization.

CUNA Mutual Insurance Society, either directly or through a wholly-owned subsidiary, has a partial ownership interest in the following:

1.       C. U. Family Insurance Services, Inc./Colorado
         50% ownership by CUNA Mutual Insurance Agency, Inc.
         50% ownership by Colleague Services Corporation
         September 1, 1981

2.       C. U. Insurance Services, Inc./Oregon
         50% ownership by CUNA Mutual Insurance Agency, Inc.
         50% ownership by Oregon Credit Union League
         December 27, 1989

3.       The CUMIS Group Limited
         63.3% ownership by CUNA Mutual Insurance Society (as of 12-31 -96)

4. MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc. (CIMCO)) 50% ownership by CUNA Mutual Investment Corporation
         50% ownership by CUNA Mutual Life Insurance Company
         January 1, 1992

5.       CUNA Mutual Insurance Agency of Ohio, Inc.
         1% of value owned by Boris Natyshak (CUNA Mutual Employee) subject to a voting trust agreement, Michael B. Kitchen as Voting Trustee.
         99% of value-owned by CUNA Mutual Insurance Agency, Inc. Due to Ohio regulations, CUNA Mutual Insurance Agency, Inc. holds no voting stock in this corporation.
         June 14, 1993

6.       SECURITY Management Company, Ltd. (Hungary)
         90% ownership by CUNA Mutual Insurance Society
         10% ownership by: Federation of Savings Cooperatives
                           Savings Cooperative of Szoreg
                           Savings Cooperative of Szekkutas
                           (collectively called Hungarian Associates)
         September 5, 1992

7.       CMG Mortgage Insurance Company
         50% ownership by CUNA Mutual Investment Corporation 50% ownership by PMI Mortgage Insurance Co.
         April 14, 1994

8.       Cooperators Life Assurance Society Limited (Jamaica)
         CUNA Mutual Insurance Society owns 122,500 shares
         Jamaica Co-op Credit Union League owns 127,500 shares
         May 10, 1990

9.       CU Interchange Group, Inc.
         Owned by CUNA Strategic Services, Inc. and various state league organizations
         December 15, 1993 - CUNA Mutual Investment Corporation purchased 100 shares stock

10.      CMG Mortgage Reinsurance Company
         50% ownership by CUNA Mutual Investment Corporation
         50% ownership by PMI Insurance Company
         July 26, 1999

11.      Credit Union Service Corporation
         Owned by Credit Union National Association, Inc. and 18 state league organizations
         March  29,  1996  -  CUNA  Mutual  Investment   Corporation  purchased
         1,300,000 shares of stock

12.      finsure.australia limited
         50% ownership by CUNA Mutual Australia Holding Company Pty. Limited 50% ownership by CUSCAL
         October 15, 1999

13.      CUNA Strategic Services, Inc.
         CUNA Mutual Insurance Society owns 200.71 shares
         December 31, 1999

Partnerships

1.       CM CUSO Limited Partnership, a Washington Partnership
         CUMIS Insurance Society, Inc. - General Partner
         Credit Unions in Washington - Limited Partners
         June 14, 1993

Limited Liability Companies

1.       "Sofia LTD." (Ukraine)
         99.96% CUNA Mutual Insurance Society
         .04% CUMIS Insurance Society, Inc.
         March 6, 1996

2.       'FORTRESS' (Ukraine)
         80% "Sofia LTD."
         19% The Ukrainian National Association of Savings and Credit Unions 1% Service Center by UNASCU
         September 25, 1996

3.       MEMBERS Development Company LLC
         49 % CUNA Mutual Investment Corporation
         51% Credit Unions & CUSOs
         September 24, 1999

4.       The Center for Credit  Union  Innovation  LLC
         33.3%  ownership  by CUNA Mutual  Insurance  Society
         33.3% ownership by CUNA & Affiliates
         33.3% ownership by American Association of Credit Union Leagues January 5, 2000

Affiliated (Nonstock)

1.       MEMBERS Prime Club, Inc.
         August 8, 1978

2.       CUNA Mutual Group Foundation, Inc.
         July 5, 1967

3.       CUNA Mutual Life Insurance Company
         July 1, 1990

                       CUNA Mutual Life Insurance Company
                  ORGANIZATIONAL CHART AS OF September 22, 2000

CUNA Mutual Life Insurance Company
An Iowa mutual life insurance company
Fiscal Year End: December 31

CUNA Mutual Life Insurance Company is the controlling company for the following subsidiaries:

1. MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc. (CIMCO)) An Iowa Business Act Corporation
         50% ownership by CUNA Mutual Life Insurance Company
         50% ownership by CUNA Mutual Investment Corporation
         July 16, 1982

         MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc. (CIMCO)) is the investment adviser of:
         Ultra Series Fund
         MEMBERS Mutual Funds

2.       Plan America Program, Inc.
         A Maine Business Act Corporation
         100% ownership by CUNA Mutual Life Insurance Company
         March 9, 1995

3.       CMIA Wisconsin Inc.
         A Wisconsin Business Act Corporation
         100% ownership by CUNA Mutual Life Insurance Company
         May 29, 1998

Item 27.  Number of Contractowners

         As of October 1, 2000, there were 0 (zero) non-qualified contracts outstanding and 0 (zero) qualified contracts outstanding.

Item 28.  Indemnification.

         Section 10 of the Bylaws of the Company and Article VIII, Section 4 of the Company's charter together provide for indemnification of officers and directors of the Company against claims and liabilities that such officers and/or directors become subject to by reason of having served as an officer or director of the Company or any subsidiary or affiliate of the Company. Such indemnification covers liability for all actions alleged to have been taken, omitted, or neglected by such officers or directors in the line of duty as an officer or director, except liability arising out of an officer's or a director's willful misconduct.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

     (a) CUNA Brokerage is the registrant's principal underwriter and for certain variable life insurance contracts issued by CUNA Mutual Life Variable Account. CUNA Brokerage is also principal underwriter for the Ultra Series Fund, an underlying Fund for the Company's variable products. CUNA Brokerage is the distributor of MEMBERS Mutual Funds, a group of open-end investment companies.

     (b)  Officers and Directors of CUNA Brokerage.

Name and Principal                  Positions and Offices              Positions and Offices
Business Address                    With the Underwriter               With Registrant

Joseph L. Bauer*                    Assistant Treasurer                Finance Reporting Operations Manager

Wayne A. Benson*                    Director & President               Chief Officer - Sales

Donna C. Blankenheim*               Assistant Secretary                Vice President, Corporate Secretary

Timothy L. Carlson**                Assistant Treasurer                None

Jan C. Doyle*                       Assistant Secretary                Corporate Services Manager

Mark Eisenmann*                     Assistant Compliance               Assistant Director - Insurance & Officer
                                    Securities Market

David S. Emery*                     Vice President                     Division Vice President Credit Union Services
9500 Cleveland Ave. #210
Rancho Cucamonga, CA 91730

John C. Fritsche                    Assistant Vice President           None
4455 LBJ Freeway
Suite 1108
Dallas, TX 75244

James E. Gowan*                     Director                           Vice President Relationship Management Sales

Tracy K. Gunderson*                 Assistant Secretary                Recording Secretary/Technical Writer

Lawrence R. Halverson*              Director                           None

John W. Henry*                      Director & Vice President          Vice President

Michael G. Joneson*                 Secretary & Treasurer              Forecasting & Planning Vice President, Finance

Daniel J. LaRocque*                 Vice President                     Vice President & Deputy General Counsel

Marcia L. Martin**                  Director & Assistant Vice          Assistant Vice President
                                    President                          Broker/Dealer Ops

Campbell D. McHugh*                 Compliance Officer                 Assistant Vice President, Associate General Counsel

Daniel E. Meylink, Sr.*             Director                           Chief Officer - Members Services

Andrew C. Osen*                     Associate Compliance               Assistant Counsel
                                    Officer

Faye A. Patzner*                    Vice President - General           Senior Vice President and General
                                    Counsel Counsel

Brian L. Schroeder*                 Associate Compliance               Assistant Director, Insurance & Officer Securities Market

Barbara L. Secor**                  Assistant Secretary                None

Helen W. Wagabaza*                  Assistant Secretary                Recording Secretary/Technical Writer

John W. Wiley*                      Associate Compliance Officer       Assistant Director, Insurance Market Conduct

* The principal business address of these persons is: 5910 Mineral Point Road, Madison, Wisconsin 53705.

** The principal business address of these persons is: 2000 Heritage Way, Waverly, Iowa 50677.


     (c) CUNA Brokerage Services is the only principal underwriter. The Distribution Agreement between the Company and CUNA Brokerage Services and the Related Servicing Agreement between the Company and CUNA Brokerage Services specify the services provided by each party. Those contracts have been filed as exhibits under Item 24(b)(3). The Company pays a dealer concession of approximately six percent, as more fully described in Schedule A of the Servicing Agreement. The total dealer's concession for the year ended December 31, 1999, was $23,489,271.00. The contracts provide that the Company performs certain functions on behalf of the distributor. For example, the Company sends confirmation statements to Owners and the Company maintains payroll records for the registered representatives. Some of the dealer concession is used to reimburse the Company for the services it performs on behalf of the distributor.

Item 30.  Location Books and Records

         All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at 2000 Heritage Way, Waverly, Iowa 50677 or at MEMBERS Capital Advisors, Inc. (f/k/a CIMCO Inc. (CIMCO)) or CUNA Mutual Group, both at 5910 Mineral Point Road, Madison, Wisconsin 53705.

Item 31.  Management Services

         All management contracts are discussed in Part A or Part B of this registration statement.

Item 32.  Undertakings and Representations

         (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Contracts offered herein are being accepted.

         (b) The registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove and send to the Company for a statement of additional information.

         (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

         (d) The Company represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

         (e) The Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by CUNA Mutual Life Insurance Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, CUNA Mutual Life Variable Annuity Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Madison, and State of Wisconsin, on the 1st day of October, 2000.

                         CUNA Mutual Life Variable Annuity Account (Registrant) By CUNA Mutual Life Insurance Company

                         By:/s/Michael B. Kitchen
                            Michael B. Kitchen
                            President

Pursuant to the requirements of the Securities Act of 1933, the registrant, CUNA Mutual Life Variable Annuity Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Madison, and State of Wisconsin, on the 1st day of October, 2000.

                         CUNA Mutual Life Insurance Company (Depositor)

                         By:/s/Michael B. Kitchen
                            Michael B. Kitchen
                            President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

SIGNATURE AND TITLE                                 DATE               SIGNATURE AND TITLE                              DATE

/s/James C. Barbre                                      *              /s/Robert T. Lynch                                 *
--------------------------------------                                 --------------------------------------
James C. Barbre, Director                                              Robert T. Lynch, Director


/s/Robert W. Bream                                      *              /s/Brian L. McDonnell                              *
--------------------------------------                                 --------------------------------------
Robert W. Bream, Director                                              Brian L. McDonnell, Director


/s/James L. Bryan                                       *              /s/C. Alan Peppers                                 *
--------------------------------------                                 --------------------------------------
James L. Bryan, Director                                               C. Alan Peppers, Director


/s/Loretta M. Burd                                      *              /s/Omer K. Reed                                    *
--------------------------------------                                 --------------------------------------
Loretta M. Burd, Director                                              Omer K. Reed, Director


/s/Ralph B. Canterbury                                  *              /s/Neil A. Springer                                *
--------------------------------------                                 --------------------------------------
Ralph B. Canterbury, Director                                          Neil A. Springer, Director


/s/Rudolf J. Hanley                                     *               /s/Kevin S. Thompson                            10/01/00
--------------------------------------                                 --------------------------------------
Rudolf J. Hanley, Director                                             Kevin S. Thompson,
                                                                       Attorney-In-Fact

/s/Jerald R. Hinrichs                                   *              /s/Farouk D. G. Wang                               *
--------------------------------------                                 --------------------------------------
Jerald R. Hinrichs, Director                                           Farouk D. G. Wang, Director


/s/Michael B. Kitchen                               10/01/00           /s/Larry T. Wilson                                 *
--------------------------------------                                 --------------------------------------
Michael B. Kitchen, Director                                           Larry T. Wilson, Director

*Pursuant to Powers of Attorney filed herewith

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacity indicated on the date indicated.

SIGNATURE AND TITLE                                            DATE

/s/Michael G. Joneson                                          10/01/00
Michael G. Joneson
Vice President - Accounting & Financial Systems

/s/Jeffrey D. Holley                                           10/01/00
Jeffrey D. Holley
Chief Financial Officer

/s/Michael B. Kitchen                                          10/01/00
Michael B. Kitchen
President and Chief Executive Officer

                                  EXHIBIT INDEX

(a)      Financial Statements

         All required financial statements are included in Part B.

(b)      Exhibits

         4.       (b)     State Variations to Contract Form No. 2000-VAII.

                  (d)     IRA Endorsement. (Form No. 3762(VANN)2000).

         5.       (a)     Variable Annuity Application.

                  (b)     State Variations to Application Form NO. 2000-VAIIAPP.

         9.       Opinion of Counsel from Kevin S. Thompson.

        10.       a.       PricewaterhouseCoopers LLP Consent
                  b.       KPMB LLP Consent

Powers of Attorney

                                  EXHIBIT 4.(b)

                 State Variations to Contract Form No. 2000-VAII
          Flexible Premium Deferred Variable and Fixed Annuity Contract
                                State Variations

Contract Form No. 2000-VAII attached as Exhibit is a copy of the Contract language used in the following states:

Arkansas                                      Mississippi
Colorado                                      Nevada
Delaware                                      New Mexico
Iowa                                          South Dakota
Kentucky                                      Tennessee
Kansas                                        Wyoming

The following state contract forms vary from the Form No. 2000-VAII as indicated below:

2000-VAII(B) - Changes the cover page to add a countersignature by a duly licensed resident agent signature line. Form 2000-VAII(B) is used in the following states:

         Alabama
         Alaska
         Indiana
         Maine
         Ohio
         Rhode Island
         Virginia

2000-VAII(AZ) - Changes the Right to Examine Provision on the cover page to add the following statement: Upon written request, we will provide you with information regarding the benefits and provisions of the contract. Form 2000-VAII(AZ) is used in the following state:

         Arizona

2000-VAII(CA) - Changes the cover page to add a countersignature by a duly licensed resident agent signature line. Changes the third paragraph of the cover page to read: The dollar amount of any income payments, death benefit and other values provided by this contract will increase or decrease based on the investment experience of the subaccounts selected. The Variable provisions are described in Section 7. The minimum death benefit is described in Section 12.

In addition to changes above, the right to examine provision differs if contract is issued to ages  60+....an  important  notice prints  instead  indicating  the contract can be returned during 30 days of contract issue date.

Section 7.4, Can the Variable Account be modified?, is changed to add a paragraph indicating that the investment policy of a subaccount may not be changed unless the change is approved, if required, by the Commissioner of the State of Iowa and a statement of such approval is filed, if required, with the insurance department of the state in which the contract is delivered. Form 2000-VAII(CA) is used in the following state:

         California

2000-VAII(CT) - Changes the right to examine provision on the cover page to add language for return of the contract for a refund of purchase payments during the first 10 days if cancellation is made prior to the actual delivery of the contract. Changes Section 3.2, When does this contract become incontestable?, to delete "in the absence of fraud". Form 2000-VAII(CT) is used in the following state:

         Connecticut

2000-VAII(DC) - Changes Section 3.5, What premium expense charges may be deducted?, to delete the second paragraph in its entirety. Form 2000-VAII(DC) is used in the following:

         District of Columbia

2000-VAII(FL) - Changes the cover page to add a countersignature by a duly licensed resident agent signature line. Adds the following statement to the cover page: If you have a question, complaint, or need information concerning your contract, call 1-800-798-5500. In Section 2.1, What are the most commonly used terms and what do they mean?, define "dca fixed period" to be a dollar cost averaging fixed period where monthly transfers are required as described in Sections 7.2. and 8.1. In Section 3.2, When does this contract become incontestable?, add that the contract may be incontestable from its contract issue date or the reinstatement date. In Section 3.7, Can we modify the contract?, delete item b.): necessary to assure continued qualification of the contract under the code or other federal or state laws relating to retirement annuities or variable annuity contracts. In Section 9.2, How is your fixed contract value determined?, add a table of values per $1,000 allocated to a fixed period. In Section 10.6, change the second sentence of the second paragraph and add a third sentence to read: If payment is postponed for more than 29 days, we will pay interest at the effective annual rate required by state law for the period of postponement. In no event will the effective annual rate be less than 3.50%. In Section 12., add a paragraph at the end of the section to read: If lump sum payment is requested, the death benefit will include interest from the date of settlement. We will determine the interest rate each year, but it is guaranteed to be not less than that required by state law. In Section 13.1, add paragraph indicating the contract may be reinstated within one year after it terminates and list requirements of that request. Form 2000-VAII(FL) is used in the following state:

         Florida

2000-VAII(HI) - Changes the right to examine provision to refund purchase payments instead of experience. Form 2000-VAII(HI) is used in the following state:

         Hawaii

2000-VAII(ID) - Changes the cover page to add a countersignature by a duly licensed resident agent signature line. Changes the right to examine provision to refund purchase payments, not experience, for 20 days initial and replacement situations. Changes Section 10.6, Are there any restrictions on payment of surrender, partial withdrawals or loans?, in the second sentence, to read: If payment is postponed for more than 29 days, we will pay interest at the effective annual rate specified in Idaho Code, Section 28-22-104(2) for the period of postponement. Form 2000-VAII(ID) is used in the following state:

         Idaho

2000-VAII(LA) - Changes the right to examine provision on the cover to refund purchase payments instead of experience. Form 2000-VAII(LA) is used in the following state:

         Louisiana

2000-VAII(MI-S) - Sex-distinct version. Changes the cover page to add a countersignature by a duly licensed resident agent signature line. Changes
Section 1, Data Page, to remove "Life Income Rates". Changes Section 3.3, What if the annuitant's date of birth or gender has been misstated? to delete the second sentence giving reference to Type A life income rates such that this provision reads: If the annuitant's date of birth or gender has been misstated, we will adjust the payments under this contract, based on the correct date of birth or gender. Any underpayment will be added to the next payment. Any overpayment will be subtracted from future payments. Changes Section 15.3, What are the requirements for choosing an income payment option?, fourth paragraph to delete the second sentence and revise the first to read: we may require due proof of the age and gender of any payee who is to receive a life income. Changes Section 17, Option Tables, to delete Type A and Type B language. Remove the Type B uni-sex tables in their entirety. Form 2000-VAII(MI-S) is used in the following state:

         Michigan

2000-VAII(MI-U) - Uni-sex version. Changes the cover page to add a countersignature by a duly licensed resident agent signature line. Changes
Section 1, Data Page, to remove "Life Income Rates".  ". Changes the question of
Section 3.3, What if the annuitant's date of birth has been misstated?, to remove the word "gender", giving reference to only birth. Revise this section to delete the second sentence giving reference to gender and Type A life income rates such that this provision reads: If the annuitant's date of birth has been misstated, we will adjust the payments under this contract, based on the correct date of birth. Any underpayment will be added to the next payment. Any overpayment will be subtracted from future payments. Changes Section 15.3, What are the requirements for choosing an income payment option?, fourth paragraph to delete the second sentence. Changes Section 17, Option Tables, to delete Type A and Type B language. Remove the Type A sex distinct tables in their entirety. Form 2000-VAII(MI-U) is used in the following state:

         Michigan

2000-VAII(MO) - Changes the cover page to add a countersignature by a duly licensed resident agent signature line. Changes the right to examine period to refund purchase payments and not experience. Form 2000-VAII(MO) will be used in the following state:]

         Missouri

2000-VAII(NC) - Changes the cover page to add a countersignature by a duly licensed resident agent signature line. Changes the right to examine provision to return purchase payments and to limit amount of days on replacements to 20. Form 2000-VAII(NC) is used in the following state:

         North Carolina

2000-VAII(ND) - Changes the cover page to add a countersignature by a duly licensed resident agent signature line. Changes the right to examine period initial amount to days to 20 from 10. Form 2000-VAII(ND) is used in the following state:

         North Dakota

2000-VAII(NE) - Changes the right to examine period to return purchase payments instead of experience. Form 2000-VAII(NE) is used in the following state:

         Nebraska

2000-VAII(NH) - Changes the cover page to add a countersignature by a duly licensed resident agent signature line. Changes Section 3.1, What is the entire contract?, to delete the phrase "if attached to it" when referring to the application when constituting the entire contract Form 2000-VAII(NH) is used in the following state:

         New Hampshire

2000-VAII(OK) - Changes the cover page to add a countersignature by a duly licensed resident agent signature line. Changes the right to examine provision on the cover page to return purchase payments instead of experience and only for 20 days, not 30, in replacement situations. Changes Section 3.2, When does this contract become incontestable? to delete "in the absence of fraud" language. Form 2000-VAII(OK) is used in the following state:

         Oklahoma

2000-VAII(SC) - Changes the cover page to add a countersignature by a duly licensed resident agent signature line. Changes the right to examine provision to refund purchase payments, instead of experience and only for 20 days, not 30 in replacement situations. Add Flexible Premium Deferred Variable and Fixed Annuity to the general description on the cover page. Changes Section 3.2, When does this contract become incontestable?, to delete "in the absence of fraud". In Section 3.4, What is the annual contract fee?, delete language that the contract fee will be deducted pro-rata from any fixed amount contract value....(it  will  only  be  deducted  from  the  contract  value  held  in the subaccounts). Form 2000-VAII(SC) is used in the following state:

         South Carolina

2000-VAII(UT) - Changes the front and back cover pages and the title of the data page to delete "and fixed" from the title such that it reads Flexible Premium Deferred Variable Annuity. Changes the right to examine provision to refund purchase payments, not experience, and for only 20 days, not 30, in replacement situations. Form 2000-VAII(UT) is used in the following state:

         Utah

2000-VAII(TX) - Changes the cover page to delete the 4th paragraph regarding market value adjustment. Also delete market value adjustment language throughout the contact. Add another paragraph to the cover page which reads: In the event we are unable to fulfill our contractual obligation under this contract, the portion of your contract value in the subaccounts is not protected by an insurance guaranty fund or other solvency protection agreement. Change Section 1, Data Page, to delete the 3,5,7, and 10 year fixed periods. Section 2.1, What are the most commonly used terms and what do they mean?, change the definition of fixed period to read a choice under the fixed account option with a specific number of months (instead of years) for which we agree to credit a particular effective annual interest rate. In Section 3.5, What premium expense charges may be deducted?, delete the second paragraph in its entirety. Section 7.2 is revised in the fourth sentence of the first paragraph to delete the phrase "when the number of years in the fixed period selected has elapsed, and add that it will end on the "expiration date". Form 2000-VAII(TX) is used in the following state:

         Texas

2000-VAII(WI) - Changes the right to examine provision for replacement situations to refund purchase payments during 20 days: Changes Section 13.2, Will dividends be paid?, in the second paragraph, to revise item a.) to read that owner may request we apply any dividend to the subaccounts as they designate, instead of in the same proportion as set for purchase payments. . Form 2000-VAII(WI) is used in the following state

         Wisconsin

2000-VAII(WV) - Changes the cover page to add a countersignature by a duly licensed resident agent signature line. In Section 10.6, Are there any restrictions on payment of surrender, partial withdrawals or loans? change the language to read we may postpone the payment of surrender, partial withdrawal, or loan for up to 30 days (not six months). Also delete the last sentence of this paragraph.

                                  EXHIBIT 4.(d)

                              IRA Endorsement For:
              Flexible Premium Deferred Variable and Fixed Annuity
                   Flexible Premium Deferred Variable Annuity
                                 3762(VANN)2000

Contract No. __________________        Endorsement Effective Date_______________

Owner__________________________        City & State_____________________________

The contract is to be qualified as an Individual Retirement Annuity under Section ss.408 of the Internal Revenue Code (Code). The terms and conditions listed below will then form a part of the owner's contract effective as of the date listed above. In any conflict between the terms of this Section and all or any of the other Sections of the contract, this Section will govern.

--------------------------------------------------------------------------------
                          INDIVIDUAL RETIREMENT ANNUITY
--------------------------------------------------------------------------------

EXCLUSIVITY, NONFORFEITABLE, NONTRANSFERABLE AND NONASSIGNABLE

This contract is for the exclusive benefit of the owner or his or her beneficiaries. The interest of the owner is nonforfeitable. The owner must be the annuitant. A co-owner may not be designated. This contract is not transferable except to the Company on surrender or settlement. It may not be pledged as security for any purpose.

PURCHASE PAYMENTS

A. Maximum Payment. The maximum payment under this contract for any tax year will be no more than the lesser of:

     1.   $2,000  as an  aggregate  amount  of the  purchase  payments  for this
          contract  and   contributions  to  all  other  individual   retirement
          arrangements that the owner has or may create; or

     2. 100 percent of compensation. Compensation means wages, salaries, professional fees, or other amounts derived from or received for personal service actually rendered (including, but not limited to, commissions paid sales personnel, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips and bonuses) and includes earned income, as defined in Code ss.401(c)(2) (reduced by the deduction the self-employed individual takes for contributions made to a Keogh plan). For purposes of this definition,ss.401(c)(2) will be applied as if the term trade or business for purposes ofss.1402 included service described in subsection (c)(6). Compensation does not include amounts derived from or received as earnings or profits from property (including, but not limited to, interest and dividends) or amounts not includible in gross income. Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term "compensation" shall include any amount includible in the individual's gross income under Codess.71 with respect to a divorce or separation instrument described in subparagraph (A) of Codess.71(b)(2).

     3.   The above maximum purchase payment limitations do not apply to:

          a. a transfer, direct rollover, rollover contributions as permitted by Codess.402(c), 403(a)(4), 403(b)(8) or 408(d)(3); or b. a
               transfer to the owner of a distribution from a qualified employer plan from a former spouse under a divorce decree or written instrument incidental to such divorce.

     4. No contributions will be accepted under a SIMPLE IRA Plan established by any employer pursuant to section 408(p). Also, no transfer or rollover of contributions made by a particular employer under its SIMPLE IRA Plan will be accepted prior to the end of the 2 year period starting with the date the owner first participated in that employer's SIMPLE IRA Plan.

B. SEP Contributions. The above maximum payment limitations do not apply to a contribution made in accordance with the terms of a Simplified Employee Pension Plan (SEP) as described in Codess.408(k) as amended.

C. Refund of Excess Contributions. If the purchase payment received is in excess of the maximum payment: (1) the excess amount is subject to an excise tax for the year of the excess and for each year thereafter until corrected; or (2) the owner may receive a refund of the excess amount plus any investment gain resulting from allocation to the subaccount(s). Any investment loss resulting from the allocation of the excess amount to the subaccount(s) will be deducted proportionately from the remaining subaccount value(s) and fixed amount(s).

D. Refund of Purchase Payments. Any refund of purchase payments (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future purchase payments or the purchase of additional benefits.

E.   Payment. Payment under this contract must be in cash.

DISTRIBUTIONS

A. Premature Distributions. Any distribution will be reported to the IRS as a premature distribution and may be subject to an excise tax in addition to income tax unless the Company is notified of one of the following circumstances:

     1. the distribution is a part of a series of substantially equal periodic payments made no less frequently than annually over the life expectancy of the owner or joint life expectancies of the owner and the named beneficiary(ies).

     2.   the owner is over age 591/2;

     3. distribution occurs following the disability (within the meaning ofss.72(m)(7) of the Code) of the owner;

     4. the distribution to the beneficiary(ies) occurs following the death of the owner; or

     5. the distribution occurs: a. to pay health insurance premiums, if the owner receives state or federal unemployment compensation for at least twelve (12) consecutive weeks; or b. to pay medical bills in excess of 7 1/2% of the owner's adjusted gross income.

B. Payments to Owner. Payments of the owner's entire interest will be made to the owner under this contract on or before April 1 of the year following the calendar year in which the owner attains the age of 70 1/2as follows:

     1.   as a single lump sum;

     2. in equal or substantially equal payments: over the lifetime of the owner; over the lives of the owner and his or her beneficiary(ies); over a specified period that may not be longer than the owner's life expectancy; or over a specified period that may not be longer than the joint life and last survivor expectancy of the owner and his or her named beneficiary(ies).

          Periodic payments must be made in intervals of no longer than one year. In addition, payments must be either nonincreasing or they may increase only as provided in Q&A F-3 of ss.1.401(a)(9)-1 of the Proposed Income Tax Regulations.

Payment shall also be made to the owner at any time the owner requests it in order to pay health insurance premiums (if the owner receives state or federal unemployment compensation for at least twelve (12) consecutive weeks), or to pay medical bills in excess of 7 1/2% of the owner's adjusted gross income. However, any applicable charges outlined in the contract will apply to the amount withdrawn to the extent allowed by federal regulation.

All  distributions   made  hereunder  shall  be  made  in  accordance  with  the requirement of ss.401(a)(9) of the Code including incidental death benefit requirements of ss.401(a)(9)(G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirement of ss.1.401(a)(9)-2 of the Proposed Income Tax Regulations.

C.   Payments  to  Beneficiary(ies).   If  the  owner  dies,  payments  will  be
     distributed as follows:

     1. If death occurs on or after the date income payments have begun; the remaining payments will be distributed at least as rapidly as under the payment method used prior to death.

     2. If the death occurs before income payments have begun; the death benefit must be distributed as elected. However, if an election has not been made; the beneficiary(ies) has the following options for distribution:

          a. the full amount to be paid by December 31st of the year containing the fifth anniversary of the owner's death; or

          b. in equal or substantially equal payments over the life or life expectancy of the beneficiary(ies). Such payments must start by December 31st of the year following the owner's death. However, for a spouse beneficiary, payments are not required to begin until December 31st of the year the owner would have turned 70 1/2. A spouse beneficiary may also roll all or a portion of the death benefit to their own individual retirement annuity.

     3. If the designated beneficiary is the individual's surviving spouse, the spouse may treat the contract as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a regular IRA contribution to the contract, makes a rollover to or from such contract, or fails to elect any of the above provisions.

          Payment under this Section is considered to have begun if payments are made because:

          a.   an individual reaches his or her required beginning date; or
          b. if prior to the required beginning date; payments have begun under an irrevocable income payment option acceptable under and over a period permitted byss.1.401(a)(9) of the Regulations.

D.   Other Distribution Provisions.

     1. The return multiplies contained in Tables V and VI of 1.72-9 of the Income Tax Regulations are used to calculate: Life expectancy; and joint and last survivor expectancy.

          The life expectancy of the owner or spouse beneficiary will be recalculated annually for the purposes of payment, unless otherwise elected by: the owner, prior to payments beginning; or by the spouse beneficiary if the owner dies before payments have begun.

          If election has been made not to recalculate life expectancy annually; such election is irrevocable and will apply to all subsequent years.

          The life expectancy of a non-spouse beneficiary(ies) may not be recalculated. Instead, life expectancy will be based on the age(s) of the beneficiary(ies) in the year the owner attains age 70 1/2. Payments for subsequent years will be based on such life expectancy; reduced by one year which has elapsed since the calendar year life expectancy was first calculated.

     2. The payment amounts will be no less than the amount obtained by dividing the owner's entire interest by: the life expectancy of the owner or beneficiary; or the joint and last survivor expectancy of the owner and spouse beneficiary.

     3. For a non-spouse beneficiary; the payment amount will be no less than the amount obtained by dividing the owner's entire interest by the lesser of: the owner's life expectancy; or a divisor obtained from the tables available inss.1.401(a)(9)-2.

     4. The beneficiary(ies) may increase the frequency or amount of payments; if the payments are for a period certain.

     5. If there are two or more individual retirement accounts or annuities (IRA's); minimum distribution requirements of the Code may be satisfied out of one of the IRA's. This is possible by receiving the combined required minimum distribution amounts out of one IRA. This is the alternative method described in Notice 88-38, 1988-1 C.B. 524.

GENERAL PROVISIONS

A.   Other Limitations.

     1.   No amount of life insurance is provided under this contract.

     2. Commingling of funds of this contract with any other annuity is prohibited.

     3. The only values which may be held under this contract are those for the separate interest of the owner.

     4.   Purchase   Payments  for  this   contract  will  not  be  invested  in
          collectibles.

B. Minimum Purchase Payment Amount. The minimum total first-year purchase payment amount required to purchase a contract is $2,000. The minimum purchase payment size is $100, unless the payment is made through an Automatic Purchase Payment Plan, in which case the minimum is $25.

C. Additional Purchase Payments. Additional purchase payments after the initial purchase payment are not required.

D. Endorsements. The contract including this Endorsement will be amended as required by changes in: the Code; IRS Regulation, or published revenue rulings. The Company will promptly furnish any endorsements which are required to comply with such changes. Upon receipt of such endorsement, the owner has thirty (30) days in which to contact the Company in order to reject the endorsement. If the thirty (30) days elapse and the Company has not been contacted, the endorsement is deemed accepted. Because this contract is established with the intent to comply with federal regulation, rejection will be deemed a request to remove this endorsement and will result in a taxable event.

E. Reporting. The Company is required to report payments from this contract to the IRS and, in some cases, to withhold certain amounts from taxable distributions. The Company will furnish an annual report summarizing total contributions and distributions under this contract.

F. Disclosure. The Company furnishes a disclosure statement describing IRAs when the contract is delivered or endorsed.

G. Enabling Agreement. The owner, by signing the application requesting that the contract be issued as an Individual Retirement Annuity, agrees to the terms of this section and requests that this Endorsement be attached to the contract. The matters which the owner agrees to and accepts responsibility for in the contract (including the Application and this Endorsement) will not be the responsibility of CUNA Mutual Life Insurance Company (the Company). The Company will not be liable for any direct or indirect damage or loss including (without limitation) taxes suffered or incurred by the owner or the beneficiary(ies) as a result of those matters.

     Unless such damage or loss is caused by willful or negligent act or omission of the Company in violation of the contract or applicable law, the Company will not be liable for any direct or indirect damage or loss. This includes (without limitation) taxes suffered or incurred by the owner when the Company:

     1. acts in accordance with or reliance upon any information furnished by the owner or the beneficiary(ies);

     2. is required to act without the benefit of information which the owner is required to provide under the provisions of the contract or by law; or

     3. administers any other matters arising under or relating to the contract.


CUNA Mutual Life Insurance Company
A Mutual Insurance Company
/s/Michael B. Kitchen
President

Form 3762(VANN)2000

                                  EXHIBIT 5(a)
                          Variable Annuity Application

                          MEMBERS Variable Annuity II
                          Variable Annuity Application
                             (Please Print Clearly)

CUNA Mutual Life Insurance Company                   Credit Union No.
A Mutual Insurance Company                           ________________
2000 Heritage Way                                    __ Check If Not Applicable
Waverly, Iowa 50677

1. ANNUITANT (OWNER) MUST BE AGE 85 OR YOUNGER
   Name ____________________________________________________________
   Address _________________________________________________________
   City  ___________________________________________________________
   Sex:   __ Male   __ Female
   SS No./Tax ID:______________
   Date of Birth:____________________
                  Month     Day        Year
   Daytime Phone   (    )

2. CO-ANNUITANT/CO-OWNER:   OPTIONAL;   NONQUALIFIED   ONLY   (Check  one,  if
   applicable.)
   __ CO-ANNUITANT MUST BE SPOUSE OF ANNUITANT AND AGE 85 OR YOUNGER
   __ CO-ANNUITANT & CO-OWNER MUST BE SPOUSE OF ANNUITANT AND AGE 85 OR YOUNGER
   __ CO-OWNER MUST BE AGE 85 OR YOUNGER

   Name ____________________________________________________________
   Address _________________________________________________________
   City  ___________________________________________________________
   Sex:   __ Male   __ Female
   SS No./Tax ID: __________________
   Date of Birth:____________________
                  Month     Day        Year
   Daytime Phone   (    )

3. OWNER IF ANNUITANT(S) IS NOT ALSO THE OWNER(S). MUST BE AGE 85 OR YOUNGER Name ____________________________________________________________
   Address _________________________________________________________
   City  ___________________________________________________________
   Sex:   __ Male   __ Female
   SS No./Tax ID: __________________
   Date of Birth:____________________
                  Month     Day        Year
   Daytime Phone   (    )

4. BENEFICIARY (To list more beneficiaries, use Section 8, or use a separate signed and dated paper.)
                  Name                    Address      Relationship to Annuitant
   Primary        ______________________________________________________________
   Contingent     ______________________________________________________________

5. PLAN TYPE (Check the appropriate box.)
   __ Nonqualified          __ 457(b)          __ 457(f)

   Qualified (Check one of the following; complete contribution year.)
       __ Traditional IRA        __ Roth IRA
       __ SEP/IRA                __ 403(b)
       __ Other ________________________________________
       Contribution Year ___________ (excludes transfers/rollovers)

6. DEATH BENEFIT OPTIONS

   Basic Death Benefit: A Basic Death Benefit is automatically included with the Variable Annuity. (See your prospectus.) Optional Death Benefit(s):
   (ANNUITANT(S) MUST BE AGE 75 OR YOUNGER ON THE CONTRACT ISSUE DATE.) Check one of the following boxes to choose an Optional Death Benefit, at an additional charge (See your prospectus):
   __ Maximum Anniversary           __ 5% Annual Guarantee
   __ Both Maximum Anniversary and 5% Annual Guarantee

7. PURCHASE PAYMENTS (Please make checks payable to CUNA Mutual Life Insurance Company.)

   Single/Initial Purchase Payment $_________________                   Future Purchase Payments $__________________
   (Min. Total First Year: Nonqual. $5000, Qual. or 457                 (Min.: $100 or $25 for Automatic & Salary Savings)
   $2000, 403(b) $300)
   By:   __ Check   __ Automatic*    __ 1035 Exchange (Nonqual.)       By:    __ Monthly Automatic*       __ Salary Savings
         __ Transfer (Qual.)         __ Rollover (Qual.)                      __ Quarterly         __ Semiannual        __ Annual

The Initial Purchase Payment applied will be equal to the actual amount received by CUNA Mutual Life Insurance Company. *Complete Section 16.

8.  Special Instructions            ______________________________

9.  HOME OFFICE USE ONLY            ______________________________

10. Do you have any  existing  life  insurance  or annuity in this or any other company?...................__ Yes __ No

    Will this contract replace, discontinue or change any existing life insurance or annuity in this or any other company?__ Yes __ No

    If Yes:  What Company?______________________________________________________
    What Contract Number? ______________________________________________________

11.  SUITABILITY MUST BE COMPLETED ON THE OWNER(S)
     Occupation __________________________________________________
     Employer ____________________________________________________
     Address _____________________________________________________
     City ________________  State _______  ZIP____________________
     Marital Status ______________________________________________
     No. of Dependents _____________  Ages _______________________
     Federal Tax Bracket ________%

     Financial Information
     INCOME                          ESTIMATED NET WORTH
                                        (Exclusive of Residence)
     __ $___________________         __ $__________________
     __ $ 25,000 -  $ 50,000         __ $ 50,000 - $100,000
     __ $ 50,000 -  $ 75,000         __ $100,000 - $250,000
     __ $ 75,000 - $100,000          __ $250,000 - $500,000
     __ Over $100,000                __ Over $500,000
        Specify: $___________           Specify: $___________

Investment Objectives (Check all that apply.)
   __ Capital Appreciation        __ Growth and Income
   __ Income        __ Conservation of Principal

Risk Tolerance (Check one.)
   __ High        __ Medium        __ Low

Investment Experience (Check one.)
   __ Minimal        __ Moderate        __ Extensive

Initial Source Of Funds (Check all that apply.)
   __ CDs/Saving Account       __ Investments
   __ Stocks/Bonds             __ Sale of Personal Property
   __ Current Income           __ Policy Cash Value/Div/Loan
   __ Policy Surrender         __ Qualified Retirement Plan
   __ Other ______________

Other Investment & Savings (List below.)

Suitability Questions:
     1.) Do you acknowledge that the following were discussed:

         a.) Product features including: variable subaccounts and fixed account periods; death benefit(s); partial withdrawal privilege; loan privilege (if applicable); tax treatment and IRS penalties including the effect of withdrawals before age 59 1/2; and
              income options?................................... __ Yes  __ No

         b.) Fees and charges including: surrender charges; market value adjustments applicable to the fixed account option; mortality and
              expense  charges;  and market  risk?.............. __Yes   __ No

         c.) For tax qualified plans only (i.e. IRA, 403(b), pension): tax-deferred accrual feature of a qualified plan; tax- deferred accrual feature of a variable annuity is unnecessary and the decision to purchase a variable annuity is supported by the other benefits provided; and for applicants subject to Required Minimum Distribution (RMD), that surrender charges and market value
              adjustments       may       be       applicable       to      the
              distribution?..................................... __ Yes  __ No

     2.) Do you have a long-term investment objective?.......... __ Yes  __ No

12.  TELEPHONE/FAX AUTHORIZATION

     I understand that I will automatically have telephone/fax authorization unless the following box is marked:
     __ I do  NOT  want  telephone/fax authorization

     I understand that the representative who signs this application will automatically have telephone/fax authorization unless the following box is marked:
     __ I do NOT want the representative who signed this application to have telephone/fax authorization

     See the Optional Program form for detail on what transactions can be done by telephone/fax. If your representative changes, you will need to complete a new authorization.

13. PURCHASE PAYMENT ALLOCATION % (WHOLE %; MUST TOTAL 100%; MINIMUM 1% PER SUBACCOUNT OR FIXED PERIOD.)

     ALLOCATION % TO SUBACCOUNT(S) OF THE VARIABLE ACCOUNT:
         ______% Mid-Cap Stock                       ______% Bond                          ______% High Income
         ______% Capital Appreciation Stock          ______% Money Market                  ______% Global Securities
         ______% Growth & Income Stock               ______% International Stock           ______% Other ______________
         ______% Balanced                            ______% Emerging Growth               ______% Other ______________


     ALLOCATION % TO FIXED PERIOD(S) OF THE FIXED ACCOUNT OPTION: (MINIMUM: $1000 EACH PAYMENT.)
         ______% 1 Year        ______% 3 Year        ______% 5 Year        ______% 7 Year        ______% 10 Year

     ALLOCATION % TO DCA 1 YR. FIXED PERIOD OF THE FIXED ACCOUNT OPTION: (MINIMUM: $1,000 EACH PAYMENT.)
         ______% DCA 1 Year    (Complete the following DCA 1 Year Fixed Period Transfer Section.*)

--------------------------------------------------------------------------------
*DCA 1 YEAR FIXED PERIOD TRANSFERS REQUIRED FOR ALLOCATIONS MADE TO THE DCA 1 YEAR FIXED PERIOD. (If the following section is not completed, a Dollar Cost Averaging form must be completed - CLS-217.)

Monthly transfers will begin 1 month after allocation to the DCA 1 year fixed period. (If the transfer date falls on a weekend or holiday, the transfer will be made on the following valuation day.)

Transfers of equal monthly amounts that will deplete the DCA 1 year fixed amount will occur automatically for the duration of the fixed period according to the subaccounts selected below: (This is the minimum monthly transfer amount. To transfer a larger amount you must complete the Dollar Cost Averaging form - CLS-217. Additional transfers are allowed by request.)

Transfers from the DCA 1 Yr. Fixed Period to be distributed to the following subaccounts: (WHOLE %; MUST TOTAL 100%.)
______% Mid-Cap Stock                       ______% Bond                          ______% High Income
______% Capital Appreciation Stock          ______% Money Market                  ______% Global Securities
______% Growth & Income Stock               ______% International Stock           ______% Other _______________
______% Balanced                            ______% Emerging Growth               ______% Other _______________

(If no subaccounts are selected, transfers will be automatically distributed to the Money Market subaccount.)

14.  PORTFOLIO REBALANCE PROGRAM
Frequency (Check one.) __ Monthly  __ Quarterly  __ Semiannually   __ Annually
If the frequency is not selected, transfers will occur quarterly.

Indicate how you would like your variable account value allocated. (Check one of the following.)

__ Transfer the value in my subaccounts in proportion to my purchase payment allocation schedule. (Not applicable if purchase payments are allocated to a fixed period.)

__ Transfer the value in my subaccounts as follows: (WHOLE %; MUST TOTAL 100%.)

___% Mid-Cap Stock               ___% Bond                ___% High Income
___% Capital Appreciation Stock  ___% Money Market        ___% Global Securities
___% Growth & Income Stock       ___% International Stock ___% Other __________
___% Balanced                    ___% Emerging Growth     ___% Other __________

15.  PRESERVATION PLUS PROGRAM

__ I will participate in the Preservation Plus Program. I hereby authorize CUNA Mutual Life Insurance Company to allocate a portion of the initial purchase payment to the following fixed period: (Check one.)

               __ 1 Year __ 3 Year __ 5 Year __ 7 Year __ 10 Year

     This portion will be the present value reflecting the guaranteed interest rate as of the contract issue date for the fixed period indicated. The difference between the initial purchase payment and the portion allocated to the fixed period will be allocated as indicated in Section 13.

16. AUTHORIZATION PLEASE ATTACH A BLANK VOIDED CHECK (For Checking and Share Draft Accounts Only.)

     Initial Payment: __ I hereby authorize a debit entry to my financial institution account indicated below to initiate the related credit entry to the CUNA Mutual Life Insurance Company account in the amount of $______________.

     Future Payments: __ I authorize CUNA Mutual Life Insurance Company and the financial institution named below to initiate variable entries to my account. I elect to receive quarterly statements for my variable annuity. This authorization will remain in effect until revoked by me in writing. A monthly debit in the amount of $_____________ will occur on the first of the month, unless another draft date is checked:

       __ 1      __ 5      __ 10      __ 15      __ 20      __ 25

     Financial Institution __________________  Account Number __________________

     Address ____________________________ If this is a savings account, are ____________________________ electronic debits allowed? __Yes __No

17 a. AGREEMENT

      o I hereby represent my answers to the above questions to be correct and true to the best of my knowledge and belief and are made as a basis for my application.

      o I understand that no agent is authorized to make, modify or discharge any annuity contract provision or waive any of the Company's rights or requirements.

      o Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

      o  I ACKNOWLEDGE  RECEIPT OF A CURRENT VARIABLE ANNUITY  PROSPECTUS DATED
         __________________________.

      o  I HEREBY REQUEST A STATEMENT OF ADDITIONAL INFORMATION.  __ YES  __ NO

      o I UNDERSTAND THAT CONTRACT VALUES, WHEN BASED ON THE INVESTMENT EXPERIENCE OF A VARIABLE ACCOUNT ARE VARIABLE AND NOT GUARANTEED AS TO A FIXED DOLLAR AMOUNT.

      o I UNDERSTAND THAT AMOUNTS WITHDRAWN FROM THE FIXED ACCOUNT OPTION MAY BE ADJUSTED UPWARD OR DOWNWARD BASED ON A MARKET VALUE FORMULA.

      o If this contract will replace, change or modify an existing policy or contract, I hereby confirm my belief that replacing my existing contract is suitable, and I have considered product features, fees and charges.

17 b. W-9 CERTIFICATION

      I, the proposed owner(s) certify under penalties or perjury, that the taxpayer identification number(s) shown under Sections 1 and 2, or under
      Section 3 (if owner is other than the annuitant), is my correct taxpayer identification number, and I am NOT subject to backup withholding unless I have marked the box below:

         __ I have been notified that I am subject to backup withholding under Internal Revenue Section 3406(a)(1)(c), and the payor shall withhold in accordance with withholding requirement imposed by law.

      The Internal Revenue Service does not require your consent to any provisions of this document other than the certifications required to avoid backup withholding.

      Signed at_________________________________________________________________
                 City and State                                           Date
      __________________________________________________________________________
      Signature of Owner(s) [if other than Proposed Annuitant(s)]           Date

      __________________________________________________________________________
      Signature of Annuitant(s)                                             Date

      AGENT: To the best of your knowledge, will this contract replace, discontinue or change any existing life insurance or annuity?

      __ Yes    __ No     If yes, I hereby confirm:
     (1)  That  consideration  has been  given  to  product  features,  fees and charges.
     (2)  All  required   documents  have  been  complete  in  compliance   with
          applicable state regulations. (If all documents have not been completed, explain in Section 8.)
     (3)  That     the      following      sales      material     was     used:
          ______________________________________________ .

      Reason for Replacement: __________________________________________________

      __________________________________________________________________________
       Date             Signature of Agent                            Agent No.

                                  EXHIBIT 5(b)

        Flexible Premium Deferred Variable and Fixed Annuity Application
                                State Variations

Application Form No. 2000-VAIIAPP attached as Exhibit is a copy of the Application language used in the following states:

Alaska                        Kansas                        Ohio
Alabama                       Kentucky                      Oklahoma
Arkansas                      Louisiana                     Rhode Island
California                    Maine                         South Carolina
Colorado                      Michigan                      South Dakota
Connecticut                   Mississippi                   Tennessee
Delaware                      Nebraska                      West Virginia
District of Columbia          Nevada                        Wisconsin
Hawaii                        New Hampshire                 Wyoming
Iowa                          New Mexico
Idaho                         North Carolina
Indiana

The following application forms vary from the Form No. 2000-VAIIAPP as indicated below:

Application Form No. 2000-VAIIAPP-B changes the fraud statement in Section 17a. to read: "Missouri Residents: Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement may be guilty of insurance fraud, which is a crime." Form 2000-VAIIAPP-B language is used in the following states:

         Missouri
         Virginia

Application Form No. 2000-VAIIAPP-C : changes Section 13, Purchase Payment Allocation, and Section 15, Preservation Plus Program, to delete the 3, 5, 7, and 10 year fixed periods. Also changes Section 17a, Agreement, to change the fraud statement to read: New Jersey Residents: Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties. In the same section, delete the language regarding market value adjustment. Form 2000-VAIIAPP-C is used in the following states:

         Texas

Application Form No. 2000-VAIIAPP-AZ Changes Section 17a. to add, "Upon written request, we will provide the owner with information regarding benefits and provisions of the contract. If you decide not to keep your contract, return it within 10 days (30 days for replacement contracts) after you receive it for a refund of purchase payments, adjusted for any investment gain or loss if allocated to the Subaccount(s) of the Variable Account. For IRA contracts, we will refund purchase payments during the first 10 days. You may return it to CUNA Mutual Life Insurance Company, 2000 Heritage Way, Waverly, Iowa 50677, or to the agent who sold it to you." Form 2000-VAIIAPP- AZ language is used in the following state:

         Arizona

Application Form No. 2000-VAIIAPP-FL changes the fraud statement in Section 17a. to read: "Any person who knowingly and with intent to injure, defraud or deceive any insurer files a statement of claim or an application containing any false, incomplete or misleading information is guilty of a felony of the third degree."; adds "printed name of agent", "agent license no" and "date" line under "Signature of Annuitant(s)" line. This app also includes as an attachment, Form 99-VAAPP-FLNOTICE, Notice to Florida Applicants. Form 2000-VAIIAPP-FL language is used in the following state:

         Florida

Application Form No. 2000-VAIIAPP-ND changes Section 12, Telephone/Fax Authorization to make the applicant check if they do or do not want the program (it is not automatic if they don't do anything). Application Form No. 2000-VAIIAPP-ND is used in the following states:

         North Dakota

                                    EXHIBIT 9

                    Opinion of Counsel from Kevin S. Thompson

Kevin S. Thompson
Associate Counsel
Office of General Counsel
Phone:   608.231.8588
Fax:     608.236.8588
E-mail:  kevin.thompson@cunamutual.com

October 1, 2000

CUNA MUTUAL LIFE INSURANCE COMPANY
2000 HERITAGE WAY
WAVERLY IA  50677

Ladies and Gentlemen:

With reference to the registration statement on Form N-4 to be filed by CUNA Mutual Life Insurance Company (the "Company") and CUNA Mutual Life Variable Annuity Account (the "Account") with the Securities and Exchange Commission for the purpose of registering under the Securities Act of 1933, as amended, deferred variable annuity contracts (the "Contracts"), I have examined such documents and such law as I considered necessary and appropriate, and on the basis of such examination, it is my opinion that:

1. The Company is a corporation duly organized and validly existing as a mutual life insurance company under the laws of the State of Iowa and is duly authorized by the Insurance Division of the Department of Commerce of the State of Iowa to issue the Contracts.

2. The Account is a duly authorized and existing separate account established pursuant to the provisions of Section 508A.1 of the Iowa Code (1993).

3. Unless provided to the contrary under the contracts, that portion of the assets of the Account equal to the reserves and other contracts liabilities with respect to the Account will not be chargeable with liabilities arising out of any other business that the Company may conduct.

4. The Contracts, when issued as contemplated by the Form N-4 registration statement, will constitute legal, validly issued and binding obligations of the Company.

I hereby consent to the filing of this opinion as an exhibit to the Form N-4 registration statement for the Contracts and the Account and to the use of my name under the caption "Legal Matters" in the statement of additional information.

Sincerely,

/s/Kevin S. Thompson
Kevin S. Thompson
Associate Counsel

CUNA MUTUAL LIFE INSURANCE COMPANY

                                  EXHIBIT 10.a.

                       PricewaterhouseCoopers LLP Consent


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the use in this Registration Statement on Form N-4 of our reports dated February 11, 2000, relating to the financial statements and financial highlights of CUNA Mutual Life Variable Annuity Account and March 31, 2000, relating to the financial statements of CUNA Mutual Life Insurance Company, which appear in such Registration Statement. We also consent to the references to us under the heading "Experts" in such Registration Statement.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
September 29, 2000

                                  EXHIBIT 10.b.
                          Independent Auditors' Consent


The Board of Directors of CUNA Mutual Life Insurance Company
         And Contract Owners of CUNA Mutual Life Variable Annuity Account:


We consent to the use of our report on the financial statements of CUNA Mutual Life Variable Annuity Account dated February 5, 1999, and our report on the financial statements of CUNA Mutual Life Insurance Company dated March 19, 1999, included herein.

Our report dated March 19, 1999, contains an explanatory paragraph that states that the Company prepared the financial statements using accounting practices prescribed or permitted by the Iowa Department of Commerce, Insurance Division, which practices differ from generally accepted accounting principles.

                                    KPMG LLP

Des Moines, Iowa
October 6, 2000

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, James C. Barbre, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/James C. Barbre
                                James C. Barbre
                                Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Robert W. Bream, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/Robert W. Bream
                                Robert W. Bream
                                Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, James L. Bryan, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/James L. Bryan
                                James L. Bryan
                                Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Loretta M. Burd, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/Loretta M. Burd
                                Loretta M. Burd
                                Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Ralph B. Canterbury, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/Ralph B. Canterbury
                                Ralph B. Canterbury
                                Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Rudolf J. Hanley, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/Rudolf J. Hanley
                                Rudolf J. Hanley
                                Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Jerald R. Hinrichs, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/Jerald R. Hinrichs
                                Jerald R. Hinrichs
                                Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Michael B. Kitchen, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/Michael B. Kitchen
                                Michael B. Kitchen
                                Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Robert T. Lynch, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/Robert T. Lynch
                                Robert T. Lynch
                                Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Brian L. McDonnell, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/Brian L. McDonnell
                                Brian L. McDonnell
                                Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, C. Alan Peppers, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/C. Alan Peppers
                                C. Alan Peppers
                                Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Omer K. Reed, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/Omer K. Reed
                                Omer K. Reed
                                Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Neil A. Springer, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/Neil A. Springer
                                Neil A. Springer
                                Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Farouk D. G. Wang, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/Farouk D. G. Wang
                                Farouk D. G. Wang
                                Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Larry T. Wilson, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Annuity Account (or otherwise) with full power to prepare, review, execute, deliver and file Pre-Effective Amendments with the Securities and Exchange Commission for the CUNA Mutual Life Variable Annuity Account, Registration Nos. 333-40304 and 333-40320. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 1st day of October, 2000.

                                /s/Larry T.  Wilson
                                Larry T.  Wilson
                                Director, CUNA Mutual Life Insurance Company